UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-4F

(Rule 13e-102)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-4 THEREUNDER

BRP Inc.

(Exact name of Issuer as specified in its Charter)

Quebec, Canada

(Jurisdiction of Issuer’s Incorporation or Organization)

BRP Inc.

(Name(s) of Person(s) Filing Statement)

Subordinate Voting Shares

(Title of Class of Securities)

05577W200

(CUSIP Number of Class of Securities)

726 Saint-Joseph Street

Valcourt, Quebec

Canada, J0E 2L0

(450) 532-6154

Attention: Martin Langelier

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of the person(s) filing statement)

with a copy to:

Martin Langelier BRP Inc. 726 Saint-Joseph Street Valcourt, Quebec Canada, J0E 2L0 (450) 532-6154	Warren Katz Aniko Pelland Stikeman Elliott LLP 1155 René-Lévesque Blvd. West Montreal, Quebec Canada, H3B 3V2 (514) 397-3000	Rachel Phillips Ropes & Gray LLP 1211 Avenue of the Americas New York, NY 10036-8704 (212) 841-8857

June 18, 2021

(Date tender offer first published, sent or given to security holders)

CALCULATION OF FILING FEE:

Transaction Valuation	Amount of Filing Fee
US$289,256,198.35 (1)(2)	US$31,557.85 (1)(2)

(1)

The fee has been calculated pursuant to the instructions for Schedule 13E-4F as prescribed by Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, based on a maximum aggregate purchase price of US$289,256,198.35.

(2)

Determined based on the proposed maximum aggregate purchase price in Canadian dollars of CDN$350,000,000.00 converted into U.S. dollars based on the average rate of exchange on June 14, 2021, as reported by the Bank of Canada, for the conversion of Canadian dollars into U.S. dollars of CDN$1.21 equals U.S.$1.00.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Registration No.:
Filing Party:
Form:	Date Filed:

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.	Home Jurisdiction Documents

Document 1: Offer to Purchase and Circular dated June 18, 2021

Document 2: Letter of Transmittal

Document 3: Notice of Guaranteed Delivery

Item 2.	Informational Legends

See the cover of the Offer to Purchase and Circular.

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stock broker, bank manager, lawyer or other professional advisor.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer (as defined below) is not being made to Shareholders in any jurisdiction in which the making of the Offer would not be in compliance with the laws of such jurisdiction. This Offer has not been approved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offense

For U.S. Shareholders: The Offer is made by a Canadian issuer, for its own Shares (as defined below), and while the Offer is subject to the disclosure requirements of the province of Québec and the other provinces of Canada, U.S. Shareholders should be aware that these disclosure requirements are different from those of the United States. The financial statements of BRP have been prepared in accordance with International Financial Reporting Standards (IFRS) and Public Company Accounting Oversight Board (United States) (PCAOB) and therefore, they may not be comparable to financial statements of U.S. companies. The enforcement by U.S. Shareholders of civil liabilities under U.S. federal and state securities laws may be adversely affected by the fact that BRP is incorporated under the Canada Business Corporations Act and located in Canada, and that certain of its directors and officers are residents of Canada or other countries other than the United States.

June 18, 2021

BRP INC.

OFFER TO PURCHASE FOR CASH

UP TO C$350,000,000 IN VALUE OF ITS SUBORDINATE VOTING SHARES AT A PURCHASE PRICE OF

NOT LESS THAN C$94.00 AND NOT MORE THAN C$113.00 PER SUBORDINATE VOTING SHARE

BRP Inc. (“BRP” or the “Company”) hereby offers, upon the terms and subject to the conditions described herein, to purchase for cancellation a number of subordinate voting shares of the Company (the “Shares”) for an aggregate purchase price not exceeding $350,000,000. Only Shares will be taken up and purchased for cancellation pursuant to the Offer (as defined below). Holders of multiple voting shares of the Company (the “Multiple Voting Shares”) are entitled to participate in the Offer by depositing their Multiple Voting Shares to the Offer. Only those Multiple Voting Shares proposed to be taken up by the Company will be converted into Shares immediately prior to take up. The purchase price of any Share taken up by the Company (the “Purchase Price”) will be determined in the manner described below but will not be less than $94.00 and not more than $113.00 per Share.

The offer by the Company is subject to the terms and conditions set forth in this offer to purchase (the “Offer to Purchase”), the accompanying issuer bid circular (the “Circular”), and the related letter of transmittal (the “Letter of Transmittal”) and notice of guaranteed delivery (the “Notice of Guaranteed Delivery”) (which together constitute, and are herein referred to as, the “Offer”).

The Offer commences on the date hereof and expires at 11:59 p.m. (Montreal time) on July 23, 2021 unless withdrawn, extended or varied by the Company (the “Expiration Date”). The Offer is not conditional upon any minimum number of Shares being properly deposited under the Offer. The Offer is, however, subject to other conditions and the Company reserves the right, subject to applicable laws, to withdraw, extend or vary the Offer if, at any time prior to the payment of any Shares, certain events occur. See Section 7 of the Offer to Purchase, “Certain Conditions of the Offer”.

Holders of Shares and Multiple Voting Shares (collectively, the “Shareholders”) wishing to tender to the Offer may do so pursuant to:

•

auction tenders in which the tendering Shareholders specify the number of Shares being tendered at a price (the “Auction Price”) of not less than $94.00 and not more than $113.00 per Share in increments of $0.25 per Share (the “Auction Tenders”);

•

purchase price tenders in which the tendering Shareholders do not specify a price per Share, but rather agree to have a specified number of Shares purchased at the Purchase Price to be determined by the Auction Tenders (the “Purchase Price Tenders”);

•

proportionate tenders in which the tendering Shareholders agree to sell to the Company, at the Purchase Price to be determined by the Auction Tenders, a number of Shares that will result in them maintaining their respective proportionate equity ownership in the Company following completion of the Offer (the “Proportionate Tenders”).

Promptly following the Expiration Date, the Company will determine the Purchase Price, which will not be less than $94.00 and not more than $113.00 per Share. The Purchase Price will be the lowest price that enables the Company to purchase that number of Shares pursuant to valid Auction Tenders and Purchase Price Tenders having an aggregate purchase price not to exceed an amount (the “Auction Tender Limit Amount”) equal to (i) $350,000,000 less (ii) the product of (A) $350,000,000 and (B) a fraction, the numerator of which is the aggregate number of Shares (including Multiple Voting Shares to be converted into Shares on a one-for-one basis upon take up) owned by Shareholders making valid Proportionate Tenders, and the denominator of which is the aggregate number of Shares and Multiple Voting Shares outstanding at the time of the Expiration Date. If the Purchase Price is determined to be $94.00 (which is the minimum price per Share under the Offer), the maximum number of Shares that may be purchased by the Company is 3,723,404 Shares. If the Purchase Price is determined to be $113.00 (which is the maximum price per Share under the Offer), the maximum number of Shares that may be purchased by the Company is 3,097,345 Shares. If no Auction Tenders or Purchase Price Tenders are made pursuant to the Offer, no Shares will be purchased by the Company. For the purpose of determining the Purchase Price, Shares and Multiple Voting Shares tendered pursuant to a Purchase Price Tender will be considered to have been tendered at a price of $94.00 per Share (which is the minimum price per Share under the Offer). Shares and Multiple Voting Shares tendered pursuant to a Proportionate Tender will be considered to have been tendered at a price per Share equal to the Purchase Price. Shares and Multiple Voting Shares tendered by a Shareholder pursuant to an Auction Tender will not be purchased by the Company pursuant to the Offer if the price per Share or Multiple Voting Share specified by the Shareholder is greater than the Purchase Price. Shareholders who validly tender Shares or Multiple Voting Shares without specifying the method in which they are tendering their shares, or who make an invalid Proportionate Tender, including by tendering an insufficient number of Shares or Multiple Voting Shares, will be deemed to have made a Purchase Price Tender.

Each Shareholder who has properly deposited Shares or Multiple Voting Shares pursuant to an Auction Tender at or below the Purchase Price, a Purchase Price Tender or a Proportionate Tender and who has not withdrawn such shares will receive the Purchase Price, payable in cash (subject to applicable withholding taxes, if any), for all Shares purchased upon the terms and subject to the conditions of the Offer, including the provisions relating to proration and the preferential acceptance of odd lots described herein.

The Purchase Price will be payable in Canadian dollars; however, Shareholders may elect to receive the Purchase Price in United States dollars as described in the Offer. The risk of any fluctuation in exchange rates, including risks relating to the particular date and time at which funds are converted, will be borne solely by the Shareholder.

If the aggregate purchase price for Shares and Multiple Voting Shares validly tendered and not withdrawn pursuant to Auction Tenders at Auction Prices at or below the Purchase Price and Purchase Price Tenders (the “Auction Tender Purchase Amount”) is less than or equal to the Auction Tender Limit Amount, the Company will purchase at the Purchase Price all Shares (including Shares underlying Multiple Voting Shares) so tendered pursuant to Auction Tenders at or below the Purchase Price and Purchase Price Tenders. If the Auction Tender Purchase Amount is greater than the Auction Tender Limit Amount, the Company will purchase a portion of the Shares (including Shares underlying Multiple Voting Shares) so tendered pursuant to Auction Tenders at or below the Purchase Price and Purchase Price Tenders, as follows: (i) first, the Company will purchase all Shares tendered at or below the Purchase Price by Shareholders who own fewer than 100 Shares (the “Odd Lot Holders”) at the Purchase Price; and (ii) second, the Company will purchase at the Purchase Price on a pro rata basis that portion of the Shares (including Shares underlying Multiple Voting Shares) tendered pursuant to Auction Tenders at or below the Purchase Price and Purchase Price Tenders having an aggregate purchase price, based on the Purchase Price, equal to (A) the Auction Tender Limit Amount, less (B) the aggregate amount paid by the Company for Shares tendered by Odd Lot Holders. The Company will purchase at the Purchase Price, payable in cash (subject to applicable withholding taxes, if any), a number of Shares from Shareholders making valid Proportionate Tenders that results in such tendering Shareholders maintaining their respective proportionate equity ownership in the Company following completion of the Offer. If the Auction Tender Purchase Amount is equal to or greater than the Auction Tender Limit Amount, the Company will repurchase a total number of Shares having an aggregate purchase price equal to $350,000,000. If the Auction Tender Purchase Amount is less than the Auction Tender Limit Amount, the Company will repurchase a total number of Shares having an aggregate purchase price equal to the product of (i) $350,000,000 and (ii) a fraction, the numerator of which is the Auction Tender Purchase Amount, and the denominator of which is the Auction Tender Limit Amount.

All Auction Tenders, Purchase Price Tenders and Proportionate Tenders will be subject to adjustment to avoid the purchase of fractional Shares. All payments to Shareholders will be subject to deduction of applicable withholding taxes. See Section 3 of the Offer to Purchase, “Number of Shares, Proration and Proportionate Tenders”.

Certificates for all Shares and Multiple Voting Shares not purchased under the Offer (including shares not purchased because of proration), or properly withdrawn before the Expiration Date, will be returned (in the case of certificates representing Shares or Multiple Voting Shares all of which are not purchased) or replaced with new certificates representing the balance of Shares or Multiple Voting Shares not purchased (in the case of certificates representing Shares or Multiple Voting Shares of which less than all are purchased), promptly after the Expiration Date or termination of the Offer or the date of withdrawal of the shares, without expense to the Shareholder. In the case of Shares or Multiple Voting Shares tendered through book-entry transfer, such shares will be credited to the appropriate account, without expense to the Shareholder.

Beaudier Inc. (“Beaudier”) and 4338618 Canada Inc. (“4338618” and, collectively with Beaudier, “Beaudier Group” or the “Principal Shareholders”) are the beneficial owners of 13,969,719 and 9,312,509 Multiple Voting Shares, respectively, which in the aggregate represent approximately 27.7% of all issued and outstanding Shares and Multiple Voting Shares. Each Principal Shareholder has advised the Company that it will make a Proportionate Tender.

As of June 14, 2021, there were 40,100,015 Shares and 43,891,671 Multiple Voting Shares issued and outstanding. The Offer would be for approximately 4.4% of the total number of issued and outstanding Shares and Multiple Voting Shares if the Purchase Price is determined to be $94.00 (which is the minimum price per Share under the Offer) or approximately 3.7% of the total number of issued and outstanding Shares and Multiple Voting Shares if the Purchase Price is determined to be $113.00 (which is the maximum price per Share under the Offer).

The Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “DOO” on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “DOOO”. On June 14, 2021, the last full trading day prior to the date of announcement of the Company’s intention to make the Offer, the closing price of the Shares on the TSX was $93.89 per Share and US$77.27 per Share on Nasdaq.

In accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, the Company has determined that: (i) a liquid market existed for the Shares at the time of the Offer, and (ii) it is reasonable to conclude that, following the completion of the Offer in accordance with its terms, there will be a market for holders of Shares who do not tender to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer. The board of directors of BRP (the “Board of Directors”) has also obtained, on a voluntary basis, an opinion from RBC Dominion Securities Inc. as of June 14, 2021 which, subject to the qualifications, assumptions and restrictions set out therein, confirms the determination of the Company with respect to market liquidity. A copy of the opinion is attached hereto as

Schedule A.

The Board of Directors has approved the Offer. However, none of BRP, its Special Committee (as defined herein) or its Board of Directors, the Dealer Manager (as defined herein) or the Depositary (as defined herein) makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing Shares or Multiple Voting Shares under the Offer. Shareholders are urged to evaluate carefully all information in the Offer, consult their own financial, legal, investment and tax advisors and make their own decisions as to whether to deposit Shares or Multiple Voting Shares under the Offer, and, if so, how many shares to deposit. Each of the Principal Shareholders has advised the Company that it will make a Proportionate Tender under the Offer. In addition, no director or officer of the Company has advised the Company that he or she intends to deposit Shares or Multiple Voting Shares under the Offer. See Section 3 “Purpose and Effect of the Offer”, Section 9 “Interest of Directors and Officers – Ownership of BRP’s Securities” and Section 10 “Arrangements Concerning Shares – Acceptance of the Offer” of the Circular.

Shareholders should carefully consider the income tax consequences of having Shares being purchased under the Offer. See Section 13 of the Circular, “Income Tax Considerations”.

Shareholders wishing to deposit all or any portion of their Shares or Multiple Voting Shares pursuant to the Offer must comply in all respects with the delivery procedures described herein. See Section 5 of the Offer to Purchase, “Procedure for Depositing Shares and Multiple Voting Shares”.

In April 2021, BRP completed all possible purchases under its normal course issuer bid that commenced on December 1, 2020, for the purchase and cancellation of up to 4,278,028 Shares. See Sections 3 and 6 of the Circular, “Purpose and Effect of the Offer” and “Previous Purchases of Shares”.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF BRP AS TO WHETHER YOU SHOULD DEPOSIT OR REFRAIN FROM DEPOSITING SHARES OR MULTIPLE VOTING SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN AS SET FORTH IN THIS OFFER. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY BRP.

No Canadian, U.S. or foreign securities commission has approved or disapproved of this Offer or passed upon the merits or fairness of this Offer or passed upon the adequacy or accuracy of the information contained in this Offer. Any representation to the contrary is a criminal offense.

Any questions or requests for information regarding the Offer should be directed to Computershare Investor Services Inc. (the “Depositary”) or RBC Dominion Securities Inc. (the “Dealer Manager”) at the addresses and telephone numbers of the Depositary and the Dealer Manager set forth on the last page of the accompanying Circular.

The Offer will expire at 11:59 p.m. (Montreal time) on July 23, 2021, unless extended or withdrawn.

The Depositary for the Offer is:	The Dealer Manager for the Offer is:

Computershare Investor Services Inc.	RBC Dominion Securities Inc.

Regular Mail:

Computershare Investor Services Inc.

P.O. Box 7021

31 Adelaide Street East

Toronto, ON M5C 3H2

Attention: Corporate Actions

Telephone (outside North America): 1 (514) 982-7555

Toll Free (within North America): 1 (800) 564-6253

Email: corporateactions@computershare.com

Registered Mail, Hand or Courier

100 University Avenue

8th Floor

Toronto, ON M5J 2Y1

Attention: Corporate Actions

Royal Bank Plaza, South Tower 200 Bay Street, 4th Floor Toronto, ON M5J2W7 Toll Free: 1 (855) 214-1269

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, which have been filed with the securities regulatory authorities in Canada and filed with, or furnished to, the U.S. Securities and Exchange Commission (the “SEC”), are specifically incorporated by reference in this Offer:

•	our material change report dated June 18, 2021 related to this Offer;
•	our notice of annual meeting of shareholders dated April 27, 2021;
•	our management proxy circular dated April 27, 2021 related to our annual meeting of shareholders held on June 3, 2021;
•	our unaudited condensed consolidated interim financial statements for the three-month periods ended April 30, 2021 and 2020;
•	our management’s discussion and analysis for the three-month period ended April 30, 2021.
•	our annual information form for the year ended January 31, 2021;
•	our audited annual consolidated financial statements for the years ended January 31, 2021 and 2020 and the accompanying auditor’s report thereon; and
•	our management’s discussions and analysis for the year ended January 31, 2021.

All documents of the Company of the type referred to above (excluding confidential material change reports, if any) and business acquisition reports that it files with the securities regulatory authorities in Canada after the date of this Offer and prior to the termination of the Offer shall be deemed to be incorporated by reference in this Offer. To the extent that any document or information incorporated by reference into this Offer is included in a report that is filed with the SEC on Form 40-F or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to Form 13E-4F of which this Offer forms a part. Any statement contained in this Offer or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Offer to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer.

You should rely only on the information contained in or incorporated by reference in this Offer. We have not authorized anyone to provide you with different or additional information. You should not assume that the information contained in or incorporated by reference in this Offer is accurate as of any date other than the date of this Offer to Purchase or Circular.

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in this Offer to Purchase and Circular from documents filed with the securities regulatory authorities in Canada and the United States. Copies of the documents incorporated by reference in this Offer to Purchase and Circular may be obtained upon written or oral request without charge upon request to the Senior Vice President, General Counsel and Public Affairs of the Company, Mr. Martin Langelier, at the head office: 726 Saint-Joseph Street, Valcourt, Québec, J0E 2L0.

You may also access our disclosure documents and any reports, statements or other information that we file with the securities regulatory authorities in each of the provinces of Canada through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) and which may be accessed at www.sedar.com. SEDAR is the Canadian equivalent of the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) and which may be accessed at www.sec.gov. In addition to our continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance with the Exchange Act, we file with and furnish to the SEC reports and other information. We have filed with the SEC an Issuer Tender Offer Statement on Schedule 13E-4F with respect to the Offer pursuant to Section 13(e)(1) of the Exchange Act and Rule 13e-4(g) promulgated thereunder.

You are invited to read and copy any reports, statements or other information that the Company files with the securities regulatory authorities in each of the provinces of Canada at their respective public reference rooms.

FORWARD-LOOKING STATEMENTS

Certain statements in this Offer about the Offer, including the terms and conditions of the Offer, the aggregate amount of Shares to be purchased for cancellation under the Offer, the expected expiration date of the Offer, as well as the Company’s current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements or any other future events or developments constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The words “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, both general and specific, made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate and reasonable in the circumstances. The Company cautions that there can be no assurance that such assumptions will prove to be correct or that the Company’s expectations regarding this Offer or the Company’s business guidance, objectives, plans and strategic priorities will be achieved. The current economic conditions, including the current uncertainty resulting from the ongoing COVID-19 health crisis and its broader repercussions on the global economy, may render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty.

Many factors could cause the Company’s expectations regarding this Offer or the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” of the Company’s annual information form dated March 25, 2021, in respect of the fiscal year ended January 31, 2021, which are incorporated by reference in this cautionary statement: the impact of adverse economic conditions such as those resulting from the ongoing COVID-19 health crisis (including on consumer spending, the Company’s operations and supply and distribution chains, the availability of credit and the Company’s workforce); any decline in social acceptability of the Company’s products; fluctuations in foreign currency exchange rates; high levels of indebtedness; any unavailability of additional capital; unfavourable weather conditions; any failure of information technology systems or security breach; the Company’s international sales and operations; any supply problems, termination or interruption of supply arrangements or increases in the cost of materials; seasonal sales fluctuations; any inability to comply with product safety, health, environmental and noise pollution laws; the Company’s large fixed cost base; any inability of dealers and distributors to secure adequate access to capital; the Company’s competition in product lines; the Company’s inability to successfully execute its growth strategy; any failure to maintain an effective system of internal control over financial reporting and to produce accurate and timely financial statements; any loss of members of the Company’s management team or employees who possess specialized market knowledge and technical skills; any inability to maintain and enhance the Company’s reputation and brands; any significant product liability claim; any significant product repair and/or replacement due to product warranty claims or product recalls; the Company’s reliance on a network of independent dealers and distributors; the Company’s inability to successfully manage inventory levels; any intellectual property infringement and litigation; the Company’s inability to successfully execute its manufacturing strategy or to meet customer demand as a result of manufacturing capacity constraints; increased freight and shipping costs or disruptions in transportation and shipping infrastructure; any failure to comply with covenants in financing and other material agreements; any changes in tax laws and unanticipated tax liabilities; any impairment in the carrying value of goodwill and trademarks; any deterioration in relationships with employees; pension plan liabilities; natural disasters; any failure to carry proper insurance coverage; volatility in the market price for the Shares; the Company’s conduct of business through subsidiaries; the significant influence of the Principal Shareholders and Bain Capital Luxembourg Investments S.à r.l. (“Bain Capital”); and future sales of Shares by the Principal Shareholders and Bain Capital, directors, officers or senior management of the Company. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. Other factors could also cause the Company’s expectations regarding the Offer to differ materially from those expressed or implied by the forward-looking statements, including with respect to the Company’s ability to complete the Offer on the timelines anticipated, the Company’s expectation that any purchases of Shares pursuant to the Offer will be funded with the planned incremental term loan issuance, available cash on hand and, as required, a drawdown under the Company’s revolving credit facilities, the Company continuing to have sufficient financial resources and working capital following the completion of the Offer, the Offer not precluding the Company from pursuing future business opportunities, the market for the Shares not being materially less liquid after the completion of the Offer than the market that exists at the time of the Offer, the satisfaction or waiver of the conditions to the Offer, the intention of the Principal Shareholders to make Proportionate Tenders and the extent to which Shareholders determine to deposit their Shares to the Offer and the Company’s status as a reporting issuer and the continued listing of the Shares on the TSX and Nasdaq. These factors are not intended to represent a complete list of the factors that could affect the Company and the Offer; however, these factors should be considered carefully.

The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations and may not be appropriate for other purposes; readers should not place undue reliance on forward-looking statements made herein. Furthermore, unless otherwise stated, the forward-looking statements contained in this Offer are made as of the date of this Offer, and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained in this Offer are expressly qualified by this cautionary statement. Further details and descriptions of these and other factors are disclosed in the Offer and in BRP’s public filings with provincial or state securities regulatory authorities, which may be accessed on SEDAR’s website at www.sedar.com and on EDGAR’s website at www.sec.com.

NOTICE TO HOLDERS OF MULTIPLE VOTING SHARES

The Offer is made only for Shares and is not made for any Multiple Voting Shares. Any holder of Multiple Voting Shares who wishes to participate in the Offer should, to the extent permitted by the terms hereof, duly deposit such Multiple Voting Shares in accordance with the terms and conditions of the Offer. Holders of Multiple Voting Shares depositing Multiple Voting Shares to the Offer will be electing to convert all Multiple Voting Shares that are taken up by the Company into Shares. Multiple Voting Shares will be automatically converted into Shares immediately prior to take up. See Section 5 of the Offer, “Procedure for Depositing Shares and Multiple Voting Shares – Holders of Multiple Voting Shares”.

NOTICE TO HOLDERS OF OPTIONS

The Offer is made only for Shares and is not made for any options or other securities or other rights to acquire Shares. Any holder of such securities who wishes to accept the Offer must, to the extent permitted by the terms thereof and applicable law, fully exercise, convert or exchange, as applicable, the options or other securities or other rights in order to deposit the resulting Shares in accordance with the terms and conditions of the Offer. Any such exercise, conversion or exchange must occur sufficiently in advance of the Expiration Date to assure holders of options or other securities or other rights to acquire Shares that they will have sufficient time to comply with the procedures for depositing Shares under the Offer. Any such exercise, conversion or exchange will be irrevocable, including where the Shares tendered are subject to proration or otherwise are not taken up. The tax consequences to holders of options or other securities or other rights to acquire Shares in respect of any such exercise, conversion or exchange are not described herein and all such holders are advised to contact their own tax advisors for tax advice having regard to their own particular circumstances.

INFORMATION FOR UNITED STATES SHAREHOLDERS

The Offer is made by BRP, a Canadian issuer, for its own Shares, and while the Offer is subject to the disclosure requirements of the province of Québec and the other provinces of Canada, U.S. Shareholders should be aware that these disclosure requirements are different from those of the United States. Financial statements of BRP have been prepared in accordance with International Financial Reporting Standards (IFRS) and Public Company Accounting Oversight Board (United States) (PCAOB) and therefore, they may not be comparable to financial statements of U.S. companies.

The enforcement by Shareholders of civil liabilities under U.S. federal and state securities laws may be adversely affected by the fact that BRP is incorporated under the Canada Business Corporations Act and located in Canada and that certain of its directors and officers are residents of Canada or other countries other than the United States. In addition, U.S. Shareholders should not assume that courts in Canada or in the countries where such directors and officers reside or in which BRP’s assets or the assets of such persons are located (i) would enforce judgments of U.S. courts obtained in actions against BRP or such persons predicated upon civil liability provisions of U.S. federal and state securities laws as may be applicable, or (ii) would enforce, in original actions, any asserted liabilities against BRP, its subsidiaries or such persons predicated upon such laws. Enforcement of any asserted civil liabilities under U.S. securities laws may be further adversely affected by the fact that some or all of the experts named in the Offer may be residents of Canada.

U.S. Shareholders should be aware that the acceptance of the Offer will have certain tax consequences under United States and Canadian law. See Section 13 of the Circular, “Income Tax Considerations”.

CURRENCY

All dollar references in the Offer to Purchase and the Circular are expressed in Canadian dollars, except where otherwise indicated. References to “$” are to Canadian dollars and references to “US$” are to U.S. dollars.

On June 14, 2021, the Bank of Canada daily average exchange rate was $1.00 = US$0.82.

SUMMARY

This summary is provided for your convenience. It highlights certain material information relating to the Offer, but you should understand that it does not describe all of the details of the Offer to the same extent as described elsewhere herein. The Company therefore urges you to read the entire Offer to Purchase, Circular, Letter of Transmittal and Notice of Guaranteed Delivery because they each contain important information. References have been included to certain sections of the Offer where you will find a more complete discussion.

Expiration Date

The Offer expires at 11:59 p.m. (Montreal time) on July 23, 2021 or at such later time and date to which the Offer may be extended or varied by the Company. See Section 1 of the Offer to Purchase, “The Offer”.

Payment Date

BRP will take up the Shares to be purchased pursuant to the Offer as soon as reasonably practicable after the Expiration Date and in any event not later than 10 days after the Expiration Date, provided that the conditions of the Offer (as the same may be varied) have been satisfied or waived. Any Shares taken up will be paid for as soon as reasonably practicable, but in any event no later than three business days after they are taken up in accordance with applicable Canadian securities laws. See Section 9 of the Offer to Purchase, “Taking Up and Payment for Deposited Shares”.

Currency of Payment

The Purchase Price will be denominated in Canadian dollars and payments of amounts owing to Shareholders whose Shares are taken up will be made in Canadian dollars. However, Shareholders may elect to receive the Purchase Price in United States dollars as described in the Offer. In such case, the risk of any fluctuation in exchange rates, including risks relating to the particular date and time at which funds are converted, will be borne solely by the Shareholder. See Section 2 of the Offer to Purchase, “Purchase Price”.

Methods of Tender

Shareholders wishing to tender to the Offer may do so pursuant to:

•   Auction Tenders in which the tendering Shareholders specify the number of Shares being tendered and an Auction Price of not less than $94.00 and not more than $113.00 per Share in increments of $0.25 per Share;

•   Purchase Price Tenders in which the tendering Shareholders do not specify a price per Share, but rather agree to have a specified number of Shares purchased at the Purchase Price to be determined by the Auctions Tenders; or

•   Proportionate Tenders in which the tendering Shareholders agree to sell to the Company, at the Purchase Price to be determined by the Auction Tenders, a number of Shares that will result in them maintaining their respective proportionate equity ownership in the Company following completion of the Offer.

Purchase Price

The Purchase Price will be determined in the manner described in the Offer but will be not less than $94.00 and not more than $113.00 per Share, taking into account the Auction Prices and the number of Shares deposited pursuant to Auction Tenders and Purchase Price Tenders. The Purchase Price will be the lowest price that enables the Company to purchase that number of Shares pursuant to valid Auction Tenders and Purchase Price Tenders having an aggregate purchase price not exceeding the Auction Tender Limit Amount.

All Shares purchased by the Company pursuant to the Offer (including Shares or Multiple Voting Shares tendered at Auction Prices below the Purchase Price) will be purchased at the same Purchase Price.

A Shareholder making an Auction Tender may deposit different Shares or Multiple Voting Shares at different prices, but a Shareholder cannot deposit the same Shares or Multiple Voting Shares pursuant to more than one method of tender or pursuant to an Auction Tender at more than one price. Shareholders may deposit different Shares or Multiple Voting Shares pursuant to Auction Tenders and Purchase Price Tenders but cannot make an Auction Tender or Purchase Price Tender as well as a Proportionate Tender.

The Company will return all Shares and Multiple Voting Shares not purchased under the Offer, including Shares and Multiple Voting Shares not purchased as a result of proration or invalid tender, promptly after the Expiration Date. See Section 2 of the Offer to Purchase, “Purchase Price”.

Number of Shares to be Purchased

BRP will purchase Shares under the Offer to a maximum aggregate amount of $350,000,000. Since the Purchase Price will only be determined after the Expiration Date, the number of Shares that will be purchased will not be known until after the Expiration Date. If the Auction Tender Purchase Amount is equal to or greater than the Auction Tender Limit Amount, the Company will repurchase a total number of Shares having an aggregate value equal to $350,000,000. If the Auction Tender Purchase Amount is less than the Auction Tender Limit Amount, the Company will repurchase a total number of Shares having an aggregate purchase price equal to the product of (i) $350,000,000, and (ii) a fraction, the numerator of which is the Auction Tender Purchase Amount, and the denominator of which is the Auction Tender Limit Amount. See Section 3 of the Offer to Purchase, “Number of Shares, Proration and Proportionate Tenders”.

Proration

If the aggregate purchase price for Shares and Multiple Voting Shares tendered pursuant to Auction Tenders at Auction Prices at or below the Purchase Price is less than or equal to the Auction Tender Limit Amount, the Company will purchase at the Purchase Price all Shares (including Shares underlying Multiple Voting Shares) so tendered pursuant to Auction Tenders at or below the Purchase Price and Purchase Price Tenders. If the Auction Tender Purchase Amount is greater than the Auction Tender Limit Amount, the Company will purchase a portion of the Shares (including Shares underlying Multiple Voting Shares) so tendered pursuant to Auction Tenders at or below the Purchase Price and Purchase Price Tenders, as follows: (i) first, the Company will purchase all Shares tendered by Odd Lot Holders at or below the Purchase Price; and (ii) second, the Company will purchase at the Purchase Price on a pro rata basis that portion of the Shares (including Shares underlying Multiple Voting Shares) tendered pursuant to Auction Tenders at or below the Purchase Price and Purchase Price Tenders having an aggregate purchase price, based on the Purchase Price, equal to (A) the Auction Tender Limit Amount, less (B) the aggregate amount paid by the Company for Shares tendered by Odd Lot Holders. The Company will purchase at the Purchase Price, payable in cash (subject to applicable withholding taxes, if any), a number of Shares from Shareholders making valid Proportionate Tenders that results in such tendering Shareholders maintaining their respective proportionate equity ownership in the Company following completion of the Offer. See Section 3 of the Offer to Purchase, “Number of Shares, Proration and Proportionate Tenders”.

Delivery Procedure

Each Shareholder wishing to deposit Shares or Multiple Voting Shares pursuant to the Offer must:

•   provide certificates for all deposited shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, in accordance with the instructions in such Letter of Transmittal, together with all other documents required by the Letter of Transmittal and must be delivered to, and received by, the Depositary at one of the addresses listed in the Letter of Transmittal by the Expiration Date;

• follow the guaranteed delivery procedure described in Section 5 of the Offer to Purchase, “Procedure for Depositing Shares and Multiple Voting Shares”; or

•   transfer Shares pursuant to a book-entry transfer, provided that a Book-Entry Confirmation through the CDSX system (in the case of shares held in CDS) or an Agent’s Message (in the case of shares held in DTC) is received by the Depositary at its office in Toronto, Ontario prior to the Expiration Date (as such terms are defined herein).

A Shareholder who wishes to deposit Shares or Multiple Voting Shares under the Offer and who holds such shares through an investment dealer, stock broker, bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such shares under the Offer. See Section 5 of the Offer to Purchase, “Procedure for Depositing Shares and Multiple Voting Shares”.

Brokerage Commissions

Shareholders depositing Shares or Multiple Voting Shares will not be obligated to pay brokerage fees or commissions to the Company or to the Depositary. However, Shareholders are cautioned to consult with their own brokers or other intermediaries to determine whether any fees or commissions are payable to their own brokers or other intermediaries in connection with a deposit of Shares or Multiple Voting Shares pursuant to the Offer. See Section 9 of the Offer to Purchase, “Taking Up and Payment for Deposited Shares”.

Conditions to the Offer

The obligation of the Company to take up and pay for any Shares deposited under the Offer is subject to the conditions described in Section 7 of the Offer to Purchase, “Certain Conditions of the Offer”.

Withdrawal Rights

Shares and Multiple Voting Shares deposited pursuant to the Offer may be withdrawn by the Shareholder (a) at any time if the shares have not been taken up by the Company before actual receipt by the Depositary of a notice of withdrawal in respect of such shares, (b) at any time before the expiration of ten (10) days from the date that a notice of change or variation (unless (i) the Company has taken up the Shares and Multiple Voting Shares deposited pursuant to the Offer before the date of the notice of change or variation, (ii) the variation consists solely of an increase in the consideration offered for those Shares pursuant to the Offer where the time for deposit is not extended for greater than ten (10) days, or (iii) the variation consists solely of the waiver of a condition of the Offer) has been given in accordance with Section 8, “Extension and Variation of the Offer”, or (c) at any time if the shares have been taken up but not paid for by the Company within three business days of being taken up.

Position of the Company and its Directors

Neither the Company nor its Board of Directors makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing Shares or Multiple Voting Shares. Shareholders are urged to evaluate carefully all information in the Offer, consult their own investment and tax advisors and make their own decisions whether to deposit Shares or Multiple Voting Shares under the Offer. See Section 1 of the Offer to Purchase, “The Offer”.

Interest of Principal Shareholders

Beaudier Group, which in the aggregate owns approximately 27.7% of the issued and outstanding Shares and Multiple Voting Shares, has advised the Company that it will participate in the Offer and make a Proportionate Tender in order to maintain its respective proportionate equity ownership in the Company following completion of the Offer.

Directors & Officers

No director or officer of the Company has advised the Company that he or she intends to deposit Shares or Multiple Voting Shares under the Offer. See Section 9 “Interest of Directors and Officers – Ownership of BRP’s Securities” and Section 10 “Arrangements Concerning Shares” of the Circular.

Purpose of the Offer

The Company believes that the purchase of Shares is in the best interests of the Company and its Shareholders, and permits the Company to return up to $350,000,000 of capital to Shareholders who elect to tender their shares. See Section 3 of the Circular, “Purpose and Effect of the Offer”.

Tax Considerations	Shareholders should carefully consider the income tax consequences of having Shares being purchased under the Offer. See Section 13 of the Circular, “Income Tax Considerations”.

Trading Information

On June 14, 2021, the last full trading day prior to the public announcement of the Company’s intention to make the Offer, the closing price of the Shares on the TSX was $93.89 per Share and US$77.27 per Share on Nasdaq. During the 12-month period ended June 14, 2021, the closing prices of the Shares on the TSX has ranged from a low of $48.14 to a high of $119.68, and the closing prices of the Shares on Nasdaq has ranged from a low of US$35.40 to a high of US$96.44. See Section 4 of the Circular, “Price Range of Shares”.

Further Information

For further information regarding the Offer, Shareholders may contact the Depositary, the Dealer Manager or consult their own brokers. The address and telephone numbers and email of the Depositary and Dealer Manager are set forth on p. 4 and the back cover of the Offer.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER SHAREHOLDERS SHOULD DEPOSIT OR REFRAIN FROM DEPOSITING SHARES OR MULTIPLE VOTING SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN AS SET FORTH IN THE OFFER. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

OFFER TO PURCHASE

To the holders of Shares of BRP Inc.:

1.	THE OFFER

The Company hereby offers, upon the terms and subject to the conditions described in this Offer to Purchase, the accompanying Circular, the related Letter of Transmittal and the Notice of Guaranteed Delivery, to purchase for cancellation a number of Shares having an aggregate purchase price not exceeding $350,000,000.

The Offer will commence on June 18, 2021, the date of this Offer to Purchase, and expire at 11:59 p.m. (Montreal time) on July 23, 2021, or at such later time and date to which the Offer may be extended by BRP.

THE OFFER IS NOT CONDITIONAL UPON ANY MINIMUM NUMBER OF SHARES BEING DEPOSITED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 7 OF THE OFFER TO PURCHASE, “CERTAIN CONDITIONS OF THE OFFER”.

Each Shareholder who has properly deposited Shares or Multiple Voting Shares pursuant to an Auction Tender at or below the Purchase Price, a Purchase Price Tender or a Proportionate Tender and who has not withdrawn such shares will receive the Purchase Price, payable in cash (subject to applicable withholding taxes, if any), for all Shares purchased upon the terms and subject to the conditions of the Offer, including the provisions relating to proration and the preferential acceptance of odd lots described herein.

BRP will return all Shares and Multiple Voting Shares not purchased under the Offer (including shares not purchased because of proration or invalid tenders), or properly withdrawn before the Expiration Date.

None of BRP, its Special Committee (as defined herein) or its Board of Directors, the Dealer Manager (as defined herein) or the Depositary (as defined herein) makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing Shares or Multiple Voting Shares. Shareholders must make their own decisions as to whether to deposit Shares or Multiple Voting Shares under the Offer. Shareholders should carefully consider the income tax consequences of having Shares being purchased under to the Offer. See Section 13 of the Circular, “Income Tax Considerations”.

The accompanying Circular and Letter of Transmittal contain important information and should be read carefully before making a decision with respect to the Offer.

2.	PURCHASE PRICE

Purchase Price

Shareholders should be aware that Shares and Multiple Voting Shares tendered in Purchase Price Tenders will be deemed to have been tendered at the minimum price of $94.00 per Share and such tenders may result in a lower Purchase Price than might otherwise have been determined.

As promptly as practicable after determining the Purchase Price, BRP will publicly announce the Purchase Price and all Shareholders who have validly deposited and not withdrawn their shares pursuant to Auction Tenders at or below the Purchase Price or pursuant to Purchase Price Tenders or Proportionate Tenders will receive the Purchase Price, payable in cash, for all Shares purchased upon the terms and subject to the conditions of the Offer, including the provisions relating to proration and the preferential acceptance of odd lots described herein. See 3 of this Offer, “Number of Shares, Proration and Proportionate Tenders”.

Promptly following the Expiration Date, the Company will determine the Purchase Price, which will not be less than $94.00 and not more than $113.00 per Share. The Purchase Price will be the lowest price that enables the Company to purchase that number of Shares pursuant to valid Auction Tenders and Purchase Price Tenders at the Auction Tender Limit Amount equal to (i) $350,000,000 less (ii) the product of (A) $350,000,000 and (B) a fraction, the numerator of which is the aggregate number of Shares (including Multiple Voting Shares to be converted into Shares on a one-for-one basis upon take up) owned by Shareholders making valid Proportionate Tenders, and the denominator of which is the aggregate number of Shares and Multiple Voting Shares outstanding at the time of the Expiration Date. If no Auction Tenders or Purchase Price Tenders are made pursuant to the Offer, no Shares will be purchased by the Company. If the Purchase Price is determined to be $94.00 (which is the minimum price per Share under the Offer), the maximum number of Shares that may be purchased by the Company is 3,723,404 Shares. If the Purchase Price is determined to be $113.00 (which is the maximum price per Share under the Offer), the maximum number of Shares that may be purchased by the Company is 3,097,345 Shares. For the purpose of determining the Purchase Price, Shares and Multiple Voting Shares tendered pursuant to a Purchase Price Tender will be considered to have been tendered at a price of $94.00 per Share (which is the minimum price per Share under the Offer). Shares and Multiple Voting Shares tendered pursuant to a Proportionate Tender will be considered to have been tendered at a price per Share equal to the Purchase Price. Shares and Multiple Voting Shares tendered by a Shareholder pursuant to an Auction Tender will not be purchased by the Company pursuant to the Offer if the price per Share or Multiple Voting Share specified by the Shareholder is greater than the Purchase Price. Shareholders who tender Shares or Multiple Voting Shares without making a valid Auction Tender, Purchase Price Tender or Proportionate Tender will be deemed to have made a Purchase Price Tender.

All Shares purchased by the Company pursuant to the Offer (including Shares or Multiple Voting Shares tendered at Auction Prices below the Purchase Price) will be purchased at the Purchase Price. All Auction Tenders, Purchase Price Tenders and Proportionate Tenders will be subject to adjustment to avoid the purchase of fractional Shares. BRP will return all Shares and Multiple Voting Shares not purchased under the Offer, including shares not purchased because of proration or invalid tenders, or properly withdrawn before the Expiration Date. All payments to Shareholders will be subject to deduction of applicable withholding taxes.

No alternative, conditional or contingent tenders will be accepted.

Currency

Each registered Shareholder who has tendered Shares or Multiple Voting Shares under the Offer will receive payment of the Purchase Price for purchased Shares in Canadian dollars, unless such Shareholder exercises the applicable election in the Letter of Transmittal to use the Depositary’s currency exchange services to convert payment of the Purchase Price of the tendered Shares or Multiple Voting Shares into United States dollars as described below. There is no additional fee payable by Shareholders who elect to use the Depositary’s currency exchange services.

Each non-registered or beneficial Shareholder who has tendered Shares or Multiple Voting Shares under the Offer will receive payment of the Purchase Price for purchased Shares in Canadian dollars, unless such non-registered Shareholder contacts the intermediary in whose name such Shareholder’s shares are registered and requests that the intermediary make an election on its behalf to receive the Purchase Price in United States dollars as described below.

The exchange rate that will be used to convert payments from Canadian dollars into United States dollars will be the rate available from Computershare Trust Company of Canada, in its capacity as foreign exchange service provider, on the date on which the funds are converted, which rate will be based on the prevailing market rate on such date. The risk of any fluctuations in such rates, including risks relating to the particular date and time at which funds are converted, will be borne solely by the Shareholder. Computershare Trust Company of Canada will act as principal in such currency conversion transactions.

3.	NUMBER OF SHARES, PRORATION AND PROPORTIONATE TENDERS

The number of Shares that the Company will purchase pursuant to the Offer and the aggregate purchase price will vary depending on whether the Auction Tender Purchase Amount is less than or equal to the Auction Tender Limit Amount. If the Auction Tender Purchase Amount is less than the Auction Tender Limit Amount, the Company will purchase proportionately fewer Shares and the aggregate purchase price therefor will be proportionately less. If the Auction Tender Purchase Amount is equal to the Auction Tender Limit Amount, the Company will purchase 3,097,345 Shares if the Purchase Price is $113.00 per Share (the maximum price per Share under the Offer) and 3,723,404 Shares if the Purchase Price is $94.00 per Share (the minimum price per Share under the Offer), in both cases for an aggregate purchase price of $350,000,000. The Offer is not conditional upon any minimum number of Shares being properly deposited under the Offer.

As of June 14, 2021, there were 40,100,015 Shares and 43,891,671 Multiple Voting Shares issued and outstanding. Accordingly, the Offer is for approximately 4.4% of the total number of issued and outstanding Shares and Multiple Voting Shares if the Purchase Price is determined to be $94.00 (which is the minimum price per Share pursuant to the Offer) or approximately 3.7% of the total number of issued and outstanding Shares and Multiple Voting Shares if the Purchase Price is determined to be $113.00 (which is the maximum price per Share pursuant to the Offer).

If the Auction Tender Purchase Amount is less than or equal to the Auction Tender Limit Amount, the Company will purchase at the Purchase Price all Shares so tendered (including Shares underlying Multiple Voting Shares) pursuant to Auction Tenders at or below the Purchase Price and Purchase Price Tenders. If the Auction Tender Purchase Amount is greater than the Auction Tender Limit Amount, the Company will purchase a portion of the Shares (including Shares underlying Multiple Voting Shares) so tendered pursuant to Auction Tenders at or below the Purchase Price and Purchase Price Tenders, as follows: (i) first, the Company will purchase all Shares tendered by Odd Lot Holders at or below the Purchase Price; and (ii) second, the Company will purchase at the Purchase Price on a pro rata basis that portion of the Shares (including Shares underlying Multiple Voting Shares) tendered pursuant to Auction Tenders at or below the Purchase Price and Purchase Price Tenders having an aggregate purchase price, based on the Purchase Price, equal to (A) the Auction Tender Limit Amount, less (B) the aggregate amount paid by the Company for Shares tendered by Odd Lot Holders.

For purposes of the Offer, the term “Odd Lots” means all Shares validly tendered at or below the Purchase Price by Shareholders who own, as of the close of business on the Expiration Date, fewer than 100 Shares (the “Odd Lot Holders”). As set out above, Odd Lots will be accepted for purchase before any proration. In order to qualify for this preference, an Odd Lot Holder must properly tender, pursuant to an Auction Tender at a price at or below the Purchase Price or pursuant to a Purchase Price Tender, all Shares beneficially owned by such Odd Lot Holder. Partial tenders will not qualify for this preference. This preference is not available to holders of 100 or more Shares even if holders have separate share certificates for fewer than 100 Shares or hold fewer than 100 Shares in different accounts. Any Odd Lot Holder wishing to tender all Shares beneficially owned, without proration, must complete the appropriate box on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. Shareholders owning an aggregate of fewer than 100 Shares whose Shares are purchased pursuant to the Offer not only will avoid the payment of brokerage commissions, but will also avoid any odd lot discounts, each of which may be applicable on a sale of their Shares in a transaction on the TSX or Nasdaq.

The Company will purchase at the Purchase Price a number of the Shares from Shareholders making valid Proportionate Tenders that results in such Shareholders maintaining their respective proportionate equity ownership in the Company following completion of the Offer. Shareholders making Proportionate Tenders will be prorated in a separate proration pool from Shareholders making Auction Tenders and/or Purchase Price Tenders. Such proration will be based on the number of Shares necessary for such Shareholders to maintain their existing ownership percentages. These proration mechanics are required to permit Proportionate Tenders pursuant to the Offer and differ from the standard mechanics required under applicable securities laws in issuer bids/tender offers without Proportionate Tenders. BRP has applied for relief from the securities regulatory authorities in Canada and the SEC from the proportionate take up and related disclosure requirements in order to permit Proportionate Tenders to be purchased under the Offer (the “Securities Regulatory Relief”).

If the Auction Tender Purchase Amount is equal to or greater than the Auction Tender Limit Amount, the Company will repurchase a total number of Shares having an aggregate value equal to $350,000,000. If the Auction Tender Purchase Amount is less than the Auction Tender Limit Amount, the Company will repurchase a total number of Shares having an aggregate value equal to the product of (i) $350,000,000, and (ii) a fraction, the numerator of which is the Auction Tender Purchase Amount, and the denominator of which is the Auction Tender Limit Amount.

4.	ANNOUNCEMENT OF RESULTS OF THE OFFER

The Company will publicly announce the results of the Offer, including the Purchase Price, the number of Shares and Multiple Voting Shares validly tendered to the Offer and the aggregate purchase price of the Shares to be purchased for cancellation pursuant to the Offer, as promptly as reasonably practicable after the Expiration Date.

5.	PROCEDURE FOR DEPOSITING SHARES AND MULTIPLE VOTING SHARES

Proper Deposit of Shares and Multiple Voting Shares

Shareholders who wish to accept the Offer may do so by making Auction Tenders, Purchase Price Tenders or Proportionate Tenders. A Shareholder who wishes to make an Auction Tender will be required to specify, among other things, the number of Shares or Multiple Voting Shares that it wishes to sell and the price per Share (not less than $94.00 and not more than $113.00 per Share and in increments of $0.25 per Share) at which it is prepared to sell those Shares or Multiple Voting Shares. A Shareholder may make multiple Auction Tenders but not in respect of the same shares (i.e., Shareholders may deposit different Shares or Multiple Voting Shares at different prices but cannot deposit the same Shares or Multiple Voting Shares at different prices). A Shareholder may also make an Auction Tender in respect of certain Shares or Multiple Voting Shares and a Purchase Price Tender in respect of other Shares or Multiple Voting Shares. Shareholders who make an Auction Tender or Purchase Price Tender may not make a Proportionate

Tender. Odd Lot Holders making an Auction Tender or a Purchase Price Tender will be required to tender all Shares or Multiple Voting Shares owned by the Shareholder. Proportionate Tenders or partial tenders will not be accepted from Odd Lot Holders.

A Shareholder who wishes to make a Purchase Price Tender or a Proportionate Tender may not specify an Auction Price. A Shareholder who makes a Proportionate Tender will be deemed to have agreed to sell to the Company at the Purchase Price a number of Shares that will result in the Shareholder maintaining its, his or her respective proportionate equity ownership in the Company following completion of the Offer. Registered Shareholders may make a Proportionate Tender and non-registered Shareholders may instruct their nominees to make a Proportionate Tender. All Shareholders who make a Proportionate Tender must state how many Shares they own in the Letter of Transmittal or instruction to their nominee, as the case may be. A registered Shareholder who makes a Proportionate Tender must deposit either all of its Shares or a sufficient number of Shares to satisfy the Shareholder’s Proportionate Tender. The Letter of Transmittal provides guidance on how a registered Shareholder can calculate the minimum number of Shares that would need to be deposited. A non-registered Shareholder who wishes its nominee to make a Proportionate Tender must deposit all of its Shares. If a non-registered Shareholder wishes to become a registered Shareholder in order to make a Proportionate Tender by depositing only a sufficient number of Shares, the Shareholder should immediately contact its investment dealer, stock broker, bank, trust company or other nominee in order to take the necessary steps to have its Shares registered in the Shareholder’s name prior to tendering Shares pursuant to the Offer. A Shareholder who makes an invalid Proportionate Tender, including by tendering an insufficient number of Shares, will be deemed to have made a Purchase Price Tender. Shareholders who make a Proportionate Tender may not make an Auction Tender or a Purchase Price Tender.

Shares or Multiple Voting Shares deposited pursuant to an Auction Tender in compliance with the procedures set forth herein will be taken up (it being understood that any Multiple Voting Shares proposed to be taken up will be converted into Shares immediately prior to take up) only if the Auction Price specified in the Auction Tender is equal to or less than the Purchase Price.

Shareholders who tender Shares or Multiple Voting Shares without making a valid Auction Tender, Purchase Price Tender or Proportionate Tender will be deemed to have made a Purchase Price Tender. A shareholder who makes an invalid Proportionate Tender, including by tendering an insufficient number of Shares, will be deemed to have made a Purchase Price Tender. If multiple boxes are checked in the same Letter of Transmittal indicating that Shares are being deposited pursuant to an Auction Tender, Purchase Price Tender, and/or Proportionate Tender, all Shares identified will be deemed to have been tendered pursuant to a Purchase Price Tender.

Holders of Shares

To deposit Shares pursuant to the Offer, holders of Shares must (a) provide certificates for all deposited Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof), in accordance with the instructions in such Letter of Transmittal, together with all other documents required by the Letter of Transmittal and must be delivered to, and received by, the Depositary at one of the addresses listed in the Letter of Transmittal by the Expiration Date, (b) follow the guaranteed delivery procedure described below, or (c) transfer Shares pursuant to the procedures for book-entry transfer, provided that the Depositary receives at its office in Toronto, Ontario prior to the Expiration Date, (i) in the case of Shares held by CDS Clearing and Depository Services Inc. (“CDS”), a confirmation of a book-entry transfer (a “Book-Entry Confirmation”) of Shares into the Depositary’s account established at CDS in accordance with the terms of the Offer, through the book-entry system administered by CDS (“CDSX”), or (ii) in the case of Shares held in The Depository Trust Company (“DTC”), a message, transmitted by DTC, to and received by the Depositary and forming a part of a DTC book-entry confirmation.

A non-registered Shareholder who desires to deposit Shares under the Offer should immediately contact such Shareholder’s investment dealer, stock broker, commercial bank, trust company or other nominee in order to take the necessary steps to be able to deposit such Shares under the Offer.

If an investment dealer, stock broker, bank, trust company or other nominee holds Shares for a Shareholder, it is likely the nominee has established an earlier deadline for that Shareholder to act to instruct the nominee to accept the Offer on its behalf. A Shareholder should immediately contact the Shareholder’s investment dealer, stock broker, bank, trust company or other nominee to find out the nominee’s deadline.

Participants of CDS should contact CDS to obtain instructions as to the method of depositing Shares under the terms of the Offer. CDS will be issuing instructions to CDS participants as to the method of depositing Shares under the terms of the Offer.

Holders of Multiple Voting Shares

To deposit Shares pursuant to the Offer, holders of Multiple Voting Shares must (a) provide certificates for all deposited Multiple Voting Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof), in accordance with the instructions in such Letter of Transmittal, together with all other documents required by the Letter of Transmittal and must be delivered to, and received by, the Depositary at one of the addresses listed in the Letter of Transmittal by the Expiration Date, or (b) follow the guaranteed delivery procedure described below.

By delivering the Letter of Transmittal, holders of Multiple Voting Shares will be electing to convert all Multiple Voting Shares that are taken up by the Company into Shares. Multiple Voting Shares will be automatically converted on a one-for-one basis into Shares immediately prior to take up. If less than all of the Multiple Voting Shares deposited are taken up by the Company, the holder shall be entitled to receive a new certificate representing the Multiple Voting Shares represented by the deposited certificate which are not taken up and automatically converted.

Signature Guarantees

No signature guarantee is required on the Letter of Transmittal if (a) the Letter of Transmittal is signed by the registered holder of the Shares or Multiple Voting Shares exactly as the name of the registered holder appears on the share certificate deposited therewith, and payment is to be made directly to such registered holder, or (b) shares are deposited for the account of a Canadian Schedule I chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (each such entity, an “Eligible Institution”). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See the appropriate instructions in the Letter of Transmittal.

If a certificate representing Shares or Multiple Voting Shares is registered in the name of a person other than the signatory to a Letter of Transmittal, or if payment is to be made, or certificates representing Shares or Multiple Voting Shares not purchased are to be issued, to a person other than the registered holder, the certificate must be endorsed or accompanied by an appropriate stock power, in either case, signed exactly as the name of the registered holder appears on the certificate with the signature on the certificate or stock power signature guaranteed by an Eligible Institution.

Book-Entry Transfer Procedures

An account with respect to the Shares will be established at CDS for purposes of the Offer. Any financial institution that is a participant in CDS may make book-entry delivery of the Shares through CDSX by causing CDS to transfer such Shares into the Depositary’s account in accordance with CDS’s procedures for such transfer. Delivery of Shares to the Depositary by means of a book-entry transfer through CDSX will constitute a valid tender under the Offer.

Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its Toronto, Ontario office address set forth on the back-cover page of this Offer to Purchase and Circular prior to the Expiration Date. Shareholders, through their respective CDS participants, who utilize CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and, therefore, such instructions received by the Depositary are considered a valid tender in accordance with the terms of the Offer. Delivery of documents to CDS does not constitute delivery to the Depositary.

Shareholders who have an account maintained by DTC may accept the Offer by following the procedures for book-entry transfer established by DTC, provided that a book-entry confirmation, together with an Agent’s Message in respect thereof, or a properly completed and duly executed Letter of Transmittal and any other required documents, are received by the Depositary at its office specified in the Letter of Transmittal prior to the Expiration Date of the Offer. If necessary, the Depositary will establish an account at DTC for the purpose of the Offer. Any financial institution that is a participant in DTC’s systems may cause DTC to make a book-entry transfer of a Shareholder’s Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, as noted above, although delivery of Shares may be effected through book-entry transfer at DTC, either a Letter of Transmittal (or a manually signed facsimile copy thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of a Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary, at its office specified in the Letter of Transmittal prior to the Expiration Date. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary.

Method of Delivery

The method of delivery of certificates representing Shares or Multiple Voting Shares and all other required documents is at the option and risk of the depositing Shareholder. If certificates representing Shares or Multiple Voting Shares are to be sent by mail, registered mail that is properly insured is recommended and it is suggested that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Depositary on or prior to such date. Delivery of a share certificate representing Shares or Multiple Voting Shares will only be made upon actual receipt of such share certificate representing Shares or Multiple Voting Shares by the Depositary.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Shares or Multiple Voting Shares pursuant to the Offer and cannot deliver certificates for such Shares or Multiple Voting Shares, or the book-entry transfer procedures described above cannot be completed, prior to the Expiration Date, or time will not permit all required documents to reach the Depositary by the Expiration Date, such Shares or Multiple Voting Shares may nevertheless be deposited if all of the following conditions are met:

(a)	such deposit is made by or through an Eligible Institution;

(b)

a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Company through the Depositary is received by the Depositary, at its Toronto office listed in the Notice of Guaranteed Delivery, by the Expiration Date; and

(c)

the share certificates for all Shares proposed to be taken up in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) or, in the case of a book-entry transfer, a Book-Entry Confirmation through CDSX (in the case of Shares held in CDS) or an Agent’s Message (in the case of Shares held in DTC), and any other documents required by the Letter of Transmittal, are received by the Toronto office of the Depositary, before 5:00 p.m. (Toronto time) on or before the second trading day on the TSX after the Expiration Date.

The Notice of Guaranteed Delivery may be hand delivered, couriered, mailed or transmitted by electronic mail transmission to the Toronto office of the Depositary listed in the Notice of Guaranteed Delivery, and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the share certificates for all Shares proposed to be taken up in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) or Book-Entry Confirmation in lieu thereof relating to such Shares, with signatures that are guaranteed if so required in accordance with the Letter of Transmittal, and any other documents required by the Letter of Transmittal.

The tender information specified in a Notice of Guaranteed Delivery by a person completing such Notice of Guaranteed Delivery will, in all circumstances, take precedence over the tender information that is specified in the related Letter of Transmittal that is subsequently deposited.

Determination of Validity, Rejection and Notice of Defect

All questions as to the number of tenders to be accepted, the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any Shares will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. BRP reserves the absolute right to reject any deposits of Shares or Multiple Voting Shares determined by it not to be in proper form or completed in accordance with the instructions herein and in the Letter of Transmittal or the acceptance for payment of or payment for which may, in the opinion of the Company’s counsel, be unlawful. BRP also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the deposit of any particular Shares or Multiple Voting Shares and BRP’s interpretation of the terms of the Offer (including these instructions) will be final and binding on all parties. No individual deposit of Shares or Multiple Voting Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with deposits must be cured within such time as BRP shall determine. None of BRP, the Depositary nor any other person is or will be obligated to give notice of defects or irregularities in deposits, nor shall any of them incur any liability for failure to give any such notice. The Company’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding.

Under no circumstances will interest be paid by the Company by reason of any delay in making payment to any person using the guaranteed delivery procedures, including without limitation any delay arising because the Shares to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the Depositary, and therefore payment by the Depositary on account of such Shares is not made until after the date the payment for the deposited Shares taken up pursuant to the Offer is to be made by the Company.

Formation of Agreement

The proper deposit of Shares or Multiple Voting Shares pursuant to any one of the procedures described above will constitute a binding agreement between the depositing Shareholder and the Company, effective as of the Expiration Date, upon the terms and subject to the conditions of the Offer. Such agreement will be governed by and construed in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein.

Prohibition on “Short” Tenders

It is a violation of Rule 14e-4 promulgated under the Exchange Act for a person acting alone or in concert with others, directly or indirectly, to tender shares for such person’s own account unless at the time of tender and at the Expiration Date such person has a “net long position” in (i) a number of shares that is equal to or greater than the amount tendered and will deliver or cause to be delivered such shares for the purpose of tendering to us within the period specified in the Offer or (ii) other securities immediately convertible into, exercisable for or exchangeable into a number of shares (“Equivalent Securities”) that is equal to or greater than the number of shares tendered and, upon the acceptance of such tender, will acquire such shares by conversion, exchange, or exercise of such Equivalent Securities to the extent required by the terms of the Offer and will deliver or cause to be delivered such shares so acquired for the purpose of tender to us within the period specified in the Offer. Rule 14e-4 also provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. A tender of shares made pursuant to any method of delivery set forth in the Circular will constitute the tendering shareholder’s acceptance of the terms and conditions of the Offer, as well as the tendering shareholder’s representation and warranty to us that (i) such shareholder has a “net long position” in a number of shares or Equivalent Securities at least equal to the shares being tendered within the meaning of Rule 14e-4, and (ii) such tender of shares complies with Rule 14e-4. Our acceptance for payment of shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and us upon the terms and subject to the conditions of the Offer.

Further Assurances

Each Shareholder accepting the Offer covenants under the terms of the Letter of Transmittal to execute, upon request of BRP, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of any Shares proposed to be taken up by the Company. Each authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of such Shareholder and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the Shareholder and all obligations of the Shareholder therein shall be binding upon the heirs, personal representatives, successors and assigns of such Shareholder.

6.	WITHDRAWAL RIGHTS

Except as otherwise provided in this Section, deposits of Shares and Multiple Voting Shares pursuant to the Offer will be irrevocable. Shares and Multiple Voting Shares deposited pursuant to the Offer may be withdrawn by the Shareholder (a) at any time if the Shares (including Shares underlying Multiple Voting Shares) have not been taken up by the Company before actual receipt by the Depositary of a notice of withdrawal in respect of such shares, (b) at any time before the expiration of ten (10) days from the date that a notice of change or variation (unless (i) the Company has taken up the Shares and Multiple Voting Shares deposited pursuant to the Offer before the date of the notice of change or variation, (ii) the variation consists solely of an increase in the consideration offered for those Shares pursuant to the Offer where the time for deposit is not extended for greater than ten (10) days, or (iii) the variation consists solely of the waiver of a condition of the Offer) has been given in accordance with Section 8, “Extension and Variation of the Offer”; or (c) at any time if the Shares (including Shares underlying Multiple Voting Shares) have been taken up but not paid for by the Company within three business days of being taken up.

For a withdrawal to be effective, a written or printed copy of a notice of withdrawal must be actually received by the Depositary by the applicable date specified above at the place of deposit of the relevant Shares or Multiple Voting Shares. Any such notice of withdrawal must be signed by or on behalf of the person who signed the Letter of Transmittal or Notice of Guaranteed Delivery in respect of the Shares or Multiple Voting Shares being withdrawn or, in the case of shares tendered by a CDS participant through CDSX, be signed by such participant in the same manner as the participant’s name is listed on the applicable Book-Entry Confirmation or, in the case of Shares tendered by a DTC participant, be signed by such participant in the same manner as the participant’s name is listed on the applicable Agent’s Message, and must specify the name of the person who deposited the shares to be withdrawn, the name of the registered holder, if different from that of the person who deposited such shares, and the number of shares to be withdrawn. If the certificates for the Shares or Multiple Voting Shares deposited pursuant to the Offer have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the depositing Shareholder must submit the serial numbers shown on the particular certificates evidencing the shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 5 of the Offer to Purchase, “Procedure for Depositing Shares and Multiple Voting Shares”), except in the case of shares deposited by an Eligible Institution. A withdrawal of Shares or Multiple Voting Shares deposited pursuant to the Offer may only be accomplished in accordance with the foregoing procedure. The withdrawal shall take effect only upon actual receipt by the Depositary of a written or printed copy of a properly completed and executed notice of withdrawal.

A Shareholder who wishes to withdraw Shares under the Offer and who holds Shares through an investment dealer, stock broker, bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to withdraw such Shares under the Offer. Participants of CDS or DTC should contact these depositaries with respect to the withdrawal of Shares under the Offer.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding. None of the Company, the Depositary, the Dealer Manager or any other person shall be obligated to give any notice of any defects or irregularities in any notice of withdrawal and none of them shall incur any liability for failure to give any such notice.

Any Shares or Multiple Voting Shares properly withdrawn will thereafter be deemed not deposited for purposes of the Offer. However, withdrawn shares may be redeposited prior to the Expiration Date by again following the procedures described in the Offer to Purchase, “Procedure for Depositing Shares and Multiple Voting Shares”.

If the Company extends the period of time during which the Offer is open, is delayed in its purchase of Shares or is unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to the Company’s rights under the Offer, the Depositary may, subject to applicable law, retain on behalf of the Company all deposited Shares or Multiple Voting Shares, and such Shares or Multiple Voting Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as described in this Section.

7.	CERTAIN CONDITIONS OF THE OFFER

Notwithstanding any other provision of the Offer, the Company shall not be required to accept for purchase, to purchase or, subject to any applicable rules or regulations, to pay for any Shares deposited, and may terminate, cancel or amend the Offer or may postpone the payment for Shares deposited, if, at any time before the payment for any such Shares, any of the following events shall have occurred (or shall have been determined by the Company to have occurred) which, in the Company’s sole judgment, acting reasonably, in any such case and regardless of the circumstances, makes it inadvisable to proceed with the Offer or with such acceptance for purchase or payment:

(a)

there shall have been threatened, taken or pending any action, suit or proceeding by any government or governmental authority or regulatory or administrative agency in any jurisdiction, or by any other person in any jurisdiction, before any court or governmental authority or regulatory or administrative agency in any jurisdiction (i) challenging or seeking to cease trade, make illegal, delay or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment of some or all of the Shares by the Company or otherwise directly or indirectly relating in any manner to or affecting the Offer, or (ii) seeking material damages or that otherwise, in the sole judgment of the Company, acting reasonably, has or may have a material adverse effect on the Shares or Multiple Voting Shares, or the business, income, assets, liabilities, condition or position (financial or otherwise), properties, operations, results of operations or prospects of the Company and its subsidiaries taken as a whole or has impaired or may materially impair the contemplated benefits of the Offer to the Company or otherwise make it inadvisable to proceed with the Offer;

(b)

there shall have been any action or proceeding threatened, pending or taken or approval withheld or any statute, rule, regulation, stay, decree, judgment or order or injunction proposed, sought, enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer or the Company or any of its subsidiaries by or before any court, government or governmental authority or regulatory or administrative agency or any statute, rule or regulation shall become operative or applicable in any jurisdiction that, in the sole judgment of the Company, acting reasonably, might directly or indirectly result in any of the consequences referred to in clauses (i) or (ii) of paragraph (a) above or would or might prohibit, prevent, restrict or delay consummation of the Offer or would or might impair the contemplated benefits of the Offer to the Company;

(c)

there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any securities exchange or in the over-the-counter market in Canada or the United States, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in Canada or the United States (whether or not mandatory), (iii) a natural disaster or the commencement of a war, armed hostilities, act of terrorism or other international or national calamity directly or indirectly involving Canada or the United States, (iv) any limitation (whether or not mandatory) by any government or governmental authority or regulatory or administrative agency or any other event that, in the sole judgment of the Company, acting reasonably, might affect the extension of credit by banks or other lending institutions, (v) any significant decrease, in the sole judgment of the Company, acting reasonably, in the market price of the Shares since the close of business on June 14, 2021 (including, without limitation, a decrease in excess of 10% of the market price of the Shares on the TSX or the Nasdaq since the close of business on June 14, 2021), (vi) any change in the general political, market, economic or financial conditions that, in the sole judgment of the Company, acting reasonably, has or may have a material adverse effect on the Company’s or its subsidiaries’, taken as a whole, business, operations or prospects or the trading in, or value of, the Shares, or (vii) any decline in any of the S&P/TSX Composite Index, the Dow Jones Industrial Average or the S&P 500 Index by an amount in excess of 10%, measured from the close of business on June 14, 2021 or (viii) in the case of any of the foregoing existing at the time of the commencement of the Offer, an acceleration or worsening thereof;

(d)

there shall have occurred any change or changes (or any development involving any prospective change or changes) in the business, earnings, assets, liabilities, properties, condition (financial or otherwise), operations, results of operations or prospects of the Company or any of its subsidiaries that, in the sole judgment of the Company, acting reasonably, has, have or may have, individually or in the aggregate, material adverse effect with respect to the Company and its subsidiaries taken as a whole;

(e)

any take-over bid or tender or exchange offer with respect to some or all of the securities of BRP, or any merger, amalgamation, arrangement, business combination or acquisition proposal, disposition of assets, or other similar transaction with or involving BRP or any of its affiliates, other than the Offer, or any solicitation of proxies, other than by management, to seek to control or influence the Board of Directors, shall have been proposed, announced or made by any individual or entity;

(f)

the Company shall have determined, in its sole judgment, acting reasonably, that the Purchase Price for a Share exceeds the fair market value of such Share at the time of the acquisition of such Share by the Company pursuant to the Offer, determined without reference to the Offer;

(g)

the Company shall have concluded, in its sole judgment, acting reasonably, that the Offer or the take up and payment for any or all of the Shares by the Company is illegal or not in compliance with applicable law, or that necessary exemptions under applicable securities legislation, including exemptions from proportionate take up and related disclosure requirements and from the obligation to take up Shares in the event that the Offer is extended in certain circumstances received by the Company from the securities regulatory authorities in Canada and the SEC, are not available to the Company for the Offer and, if required under any such legislation, the Company shall not have received the necessary exemptions from or waivers of the appropriate courts or securities regulatory authorities in respect of the Offer, including the Securities Regulatory Relief, or such exemptions or waivers are rescinded or modified in a manner that is not in form and substance satisfactory to the Company;

(h)

any changes shall have occurred or been proposed to the Income Tax Act (Canada) (the “Tax Act”) or the Internal Revenue Code (United States) (the “Code”), to the publicly available administrative policies or assessing practices of the Canada Revenue Agency (“CRA”) or the Internal Revenue Service (“IRS”) or to relevant tax jurisprudence that, in the sole judgment of the Company are detrimental to BRP or its affiliates taken as a whole or any one or more Shareholders, or with respect to making the Offer or taking up and paying for Shares deposited under the Offer;

(i)	the completion of the Offer subjects the Company to any material tax liability;

(j)	RBC Dominion Securities Inc. shall have withdrawn or amended the liquidity opinion provided by it in connection with the Offer;

(k)

the Company reasonably determines that the completion of the Offer and the purchase of the Shares may (i) cause the Shares to be delisted from the TSX or Nasdaq, or to be eligible for deregistration under the Exchange Act; or (ii) constitute a “Rule 13e-3 transaction”, as such term is defined in Rule 13e-3 under the Exchange Act; or

(l)	the Company will have concluded that the relief granted by Rule 13e-4(g) under the Exchange Act is not applicable.

The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company in its sole discretion, acting reasonably, regardless of the circumstances (including any action or inaction by the Company) giving rise to any such conditions, or may be waived by the Company, in its sole discretion, in whole or in part at any time. The failure by the Company at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. Any determination by the Company concerning the events described in this Section 7 shall be final and binding on all parties.

Any waiver of a condition or the withdrawal of the Offer by BRP shall be deemed to be effective on the date on which notice of such waiver or withdrawal by the Company is delivered or otherwise communicated to the Depositary. BRP, after giving notice to the Depositary of any waiver of a condition or the withdrawal of the Offer, shall immediately make a public announcement of such waiver or withdrawal and provide or cause to be provided notice of such waiver or withdrawal to the TSX, Nasdaq and the applicable Canadian securities regulatory authorities. If the Offer is withdrawn, the Company shall not be obligated to take up, accept for purchase or pay for any Shares deposited under the Offer, and the Depositary will return all certificates for deposited Shares and Multiple Voting Shares, Letters of Transmittal and Notices of Guaranteed Delivery and any related documents to the parties by whom they were deposited.

8.	EXTENSION AND VARIATION OF THE OFFER

Subject to applicable law, the Company expressly reserves the right, in its sole discretion, and regardless of whether or not any of the conditions specified in Section 7 of this Offer to Purchase. “Certain Conditions of the Offer” shall have occurred, at any time or from time to time, to extend the period of time during which the Offer is open or to vary the terms and conditions of the Offer by giving written notice, or oral notice to be confirmed in writing, of extension or variation to the Depositary and by causing the Depositary to provide to all Shareholders, where required by law, as soon as practicable thereafter, a copy of the notice in the manner set forth in Section 12 of this Offer to Purchase, “Notice”. Promptly after giving notice of an extension or variation to the Depositary, but, in the case of an extension, no later than 9:00 a.m. (Montreal time) on the next business day following the last previously scheduled or announced Expiration Date, the Company will make a public announcement of the extension or variation and provide or cause to be provided notice of such extension or variation to the TSX, Nasdaq and the applicable Canadian securities regulatory authorities. Any notice of extension or variation will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Montreal, Québec.

Where the terms of the Offer are varied (other than a variation consisting solely of the waiver of a condition of the Offer), the period during which Shares or Multiple Voting Shares may be deposited pursuant to the Offer shall not expire before ten business days (except for any variation increasing or decreasing the percentage of Shares to be purchased, the consideration provided for under the Offer or fees payable to the Dealer Manager of the Offer or any soliciting dealer, in which case the Offer shall not expire before ten business days) after the notice of variation has been given to holders of Shares, unless otherwise permitted by applicable law. During any such extension or in the event of any variation, all Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Company in accordance with the terms of the Offer, subject to Section 6 of this Offer to Purchase, “Withdrawal Rights”. An extension of the Expiration Date or a variation of the Offer does not constitute a waiver by the Company of its rights in Section 7 of this Offer to Purchase, “Certain Conditions of the Offer”.

If the Company makes a material change in the terms of the Offer or the information concerning the Offer, the Company will extend the time during which the Offer is open to the extent required under applicable Canadian and United States securities legislation.

In order to facilitate the availability of Proportionate Tenders pursuant to the Offer, BRP has applied for the Securities Regulatory Relief to permit BRP to extend the Offer, in circumstances in which all of the terms and conditions of the Offer have either been satisfied or waived by BRP, without first taking up Shares which have been deposited (and not withdrawn) before the Offer was previously scheduled to expire. Accordingly, if the Securities Regulatory Relief is granted, in the event that BRP elects to extend the Offer, BRP will not take up or pay for any Shares until the expiry of such extension.

The Company also expressly reserves the right, in its sole discretion, (a) to terminate the Offer and not take up and pay for any Shares not theretofore taken up and paid for upon the occurrence of any of the conditions specified in Section 7 of this Offer to Purchase, “Certain Conditions of the Offer”, and/or (b) at any time or from time to time, to vary the Offer in any respect, including increasing or decreasing the aggregate purchase price for Shares that the Company may purchase or the range of prices it may pay pursuant to the Offer, subject to compliance with applicable Canadian and United States securities legislation.

Any such extension, delay, termination or variation will be followed as promptly as practicable by a public announcement. Without limiting the manner in which the Company may choose to make any public announcement, except as provided by applicable law, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through a widely circulated news wire service.

9.	TAKING UP AND PAYMENT FOR DEPOSITED SHARES

Upon the terms and provisions of the Offer (including proration) and subject to and in accordance with applicable securities laws, the Company will take up and pay for Shares properly deposited under the Offer in accordance with the terms thereof as soon as practicable after the Expiration Date, but in any event not later than ten days after the Expiration Date, provided that the conditions of the Offer (as the same may be varied) have been satisfied or waived. Any Shares taken up will be paid for as soon as reasonably practicable, but in any event no later than three business days after they are taken up in accordance with applicable Canadian securities laws.

For the purpose of the Offer, the Company will be deemed to have taken up and accepted for payment validly tendered Shares having an aggregate Purchase Price not exceeding $350,000,000 if, as and when the Company gives written notice or other communication confirmed in writing to the Depositary to that effect.

The Company reserves the right, in its sole discretion, to delay taking up or paying for any Shares or to terminate the Offer and not take up or pay for any Shares upon the occurrence of any of the conditions specified in Section 7 of this Offer to Purchase by giving written notice thereof or other communication confirmed in writing to the Depositary. The Company also reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Shares in order to comply, in whole or in part, with any applicable law or as permitted pursuant to the Securities Regulatory Relief.

In the event of proration of Shares deposited pursuant to the Offer, the Company will determine the proration factor and pay for those deposited Shares accepted for payment as soon as practicable after the Expiration Date. However, the Company does not expect to be able to announce the final results of any such proration until approximately three business days after the Expiration Date.

Certificates for all Shares not purchased, including Shares not purchased due to proration, will be returned (in the case of certificates representing Shares all of which are not purchased), or replaced with new certificates representing the balance of Shares not purchased (in the case of certificates representing Shares of which less than all are purchased), as soon as practicable after the Expiration Date or termination of the Offer without expense to the depositing Shareholder.

The Company will pay for Shares taken up under the Offer by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to depositing Shareholders. Under no circumstances will interest accrue or be paid by the Company or the Depositary on the Purchase Price of the Shares purchased by the Company, regardless of any delay in making such payment or otherwise.

Depositing Shareholders will not be obligated to pay brokerage fees or commissions to the Company or the Depositary. However, Shareholders are cautioned to consult with their own brokers or other intermediaries to determine whether any fees or commissions are payable to their brokers or other intermediaries in connection with a deposit of Shares pursuant to the Offer. BRP will pay all fees and expenses of the Depositary in connection with the Offer.

The Depositary will act as agent of persons who have properly deposited Shares under the Offer and have not properly withdrawn them, for the purposes of receiving payment from the Company and transmitting payment to such persons. Receipt by the Depositary from BRP of payment for such Shares will be deemed to constitute receipt of payment by persons depositing Shares.

The settlement with each Shareholder who has deposited Shares under the Offer will be effected by the Depositary by forwarding a cheque, representing the cash payment (subject to applicable withholding taxes, if any) for such Shareholder’s Shares taken up under the Offer. The cheque will be issued in the name of the person as specified by properly completing the appropriate box in the Letter of Transmittal. Unless the depositing Shareholder instructs the Depositary to hold the cheque for pick-up by checking the appropriate box in the Letter of Transmittal, the cheque will be forwarded by first class mail, postage prepaid, to the payee at the address specified in the Letter of Transmittal. If no such address is specified, the cheque will be sent to the address of the depositing Shareholder as it appears in the registers maintained in respect of the Shares. Cheques mailed in accordance with this paragraph will be deemed to have been delivered at the time of mailing.

All Shares purchased by the Company pursuant to the Offer will be cancelled.

Each registered Shareholder who has tendered Shares or Multiple Voting Shares under the Offer will receive payment of the Purchase Price for purchased Shares in Canadian dollars, unless such Shareholder exercises the applicable election in the Letter of Transmittal to use the Depositary’s currency exchange services to convert payment of the Purchase Price of the tendered Shares or Multiple Voting Shares into United States dollars as described below. There is no additional fee payable by Shareholders who elect to use the Depositary’s currency exchange services.

Each non-registered or beneficial Shareholder who has tendered Shares or Multiple Voting Shares under the Offer will receive payment of the Purchase Price for purchased Shares in Canadian dollars, unless such non-registered Shareholder contacts the intermediary in whose name such Shareholder’s shares are registered and requests that the intermediary make an election on its behalf to receive the Purchase Price in United States dollars as described below.

The exchange rate that will be used to convert payments from Canadian dollars into United States dollars will be the rate available from Computershare Trust Company of Canada, in its capacity as foreign exchange service provider, on the date on which the funds are converted, which rate will be based on the prevailing market rate on such date. The risk of any fluctuations in such rates, including risks relating to the particular date and time at which funds are converted, will be borne solely by the Shareholder. Computershare Trust Company of Canada will act as principal in such currency conversion transactions.

10.	PAYMENT IN THE EVENT OF MAIL SERVICE INTERRUPTION

Notwithstanding the provisions of the Offer, cheques in payment for Shares purchased under the Offer and certificates for any Shares or Multiple Voting Shares to be returned will not be mailed if the Company determines that delivery by mail may be delayed. Persons entitled to cheques or certificates that are not mailed for this reason may take delivery at the office of the Depositary at which the deposited certificates for the Shares or Multiple Voting Shares were delivered until the Company has determined that delivery by mail will no longer be delayed. BRP will provide notice, in accordance with Section 12 of this Offer to Purchase, of any determination not to mail under this Section 10 as soon as reasonably practicable after such determination is made.

11.	LIENS AND DIVIDENDS

Shares acquired pursuant to the Offer shall be acquired by the Company free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom, provided that any dividends or distributions that may be paid, issued, distributed, made or transferred on or in respect of such Shares to Shareholders of record on or prior to the date upon which the Shares are taken up and paid for under the Offer shall be for the account of such Shareholders. Each Shareholder of record on that date will be entitled to receive that dividend or distribution whether or not such Shareholder deposits Shares pursuant to the Offer.

12.	NOTICE

Without limiting any other lawful means of giving notice, any notice to be given by the Company or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first-class mail, postage prepaid, to the registered holders of Shares at their respective addresses as shown on the share registers maintained in respect of the Shares and will be deemed to have been received on the first business day following the date of mailing. These provisions apply despite (i) any accidental omission to give notice to any one or more Shareholders, and (ii) an interruption of mail service following mailing. In the event of an interruption of mail service following mailing, the Company will use reasonable efforts to disseminate the notice by other means, such as publication. If post offices are not open for deposit of mail, or there is reason to believe there is or could be a disruption in all or any part of the postal service, any notice which the Company or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if it is issued by way of a news release and if it is published once in The Globe and Mail or the National Post and in a French language daily newspaper of general circulation in the Province of Québec and in The Wall Street Journal.

13.	OTHER TERMS

No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of the Company other than as contained in the Offer, and, if any such information or representation is given or made, it must not be relied upon as having been authorized by the Company.

It is a term of the Offer that for the purposes of subsection 191(4) of the Tax Act, the “specified amount” in respect of each Share shall be $91.00.

Shareholders should carefully consider the income tax consequences of accepting the Offer. See Section 13 of the Circular, “Income Tax Considerations”.

The Offer and all contracts resulting from the acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Québec and the laws of Canada applicable therein.

The Company, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the validity of any acceptance of the Offer and the validity of any withdrawals of Shares. The Offer is not being made to, and deposits of Shares will not be accepted from or on behalf of, Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. BRP may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to Shareholders in any such jurisdiction.

BRP has applied for the Securities Regulatory Relief in order to facilitate the availability of Proportionate Tenders pursuant to the Offer.

The accompanying Circular, together with this Offer to Purchase, constitutes the issuer bid circular required under Canadian provincial securities legislation applicable to BRP with respect to the Offer.

The accompanying Circular contains additional information relating to the Offer.

Pursuant to Rule 13e-4(g) under the Exchange Act, BRP has filed with the SEC an Issuer Tender Offer Statement on Schedule 13E-4F which contains additional information with respect to the Offer. The Schedule 13E-4F, including any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in the Circular under Section 1 “BRP Inc. – Additional Information” with respect to information concerning the Company. In any U.S. jurisdiction where the securities, “Blue Sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on the Company’s behalf by RBC Capital Markets, LLC, or one or more registered brokers or dealers licensed under the laws of the applicable jurisdiction.

DATED this 18th day of June, 2021, at

Montreal, Québec.

BRP Inc.

By:	(Signed) JOSÉ BOISJOLI

José Boisjoli
Chairman of the Board and President and Chief Executive Officer

ISSUER BID CIRCULAR

This Circular is being furnished in connection with the Offer by BRP to purchase for cancellation a number of Shares for an aggregate purchase price not exceeding $350,000,000 at a Purchase Price of not less than $94.00 per Share and not more than $113.00 per Share. Terms defined in the Offer to Purchase and not otherwise defined herein have the same meaning in this Circular. The terms and conditions of the Offer to Purchase, Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Reference is made to the Offer to Purchase for details of its terms and conditions.

1.	BRP INC.

The Company was incorporated under the Canada Business Corporations Act on May 1, 2003 under the name J.A. Bombardier (J.A.B.) Inc. On June 28, 2006, the Company was amalgamated with 4308042 Canada Inc., a wholly-owned subsidiary of the Company. On April 12, 2013, in connection with its initial public offering (the “IPO”), the Company filed articles of amendment to change its name to BRP Inc. Immediately prior to the closing of its IPO on May 29, 2013, the Company filed articles of amendment to reorganize its authorized and issued share capital as described below.

The Company’s head and registered office is located at 726 Saint-Joseph Street, Valcourt, Québec, J0E 2L0.

BRP is a global leader in the design, development, manufacturing, distribution and marketing of powersports vehicles and marine products. The Company is a diversified manufacturer of powersports vehicles and marine products, providing enthusiasts with a variety of exhilarating, stylish and powerful products for all year-round use on a variety of terrains.

The Company is a brand of choice for true powersports and boating enthusiasts. BRP’s products are recognized by stunning designs, powerful and efficient engines, and the incorporation of advanced technologies that drive industry-leading performance. BRP aims to continuously enhance the consumer experience through new features and models in a variety of ways, including enhancing rider ergonomics, adding safety features, enhancing engine performance and reducing environmental impact.

The Company’s diversified portfolio of brands and products includes, under the Powersports segment, Year-Round Products such as Can-Am ATVs, SSVs and 3WVs, Seasonal Products such as Ski-Doo and Lynx snowmobiles and Sea-Doo PWCs and Rotax engines for karts, motorcycles and recreational aircraft, and under the Marine segment, Alumacraft, Manitou, Quintrex, Stacer and Savage boats, and Rotax engines for jet boats. In May 2020, in the context of the COVID-19 pandemic, the Company announced that it reoriented its marine business by focusing on the growth of its boat brands with new technology and innovative marine products, and by discontinuing the Evinrude E-TEC outboard engines production in its Sturtevant facility (United States), which facility is being repurposed for new projects. In an effort to consolidate the Alumacraft operations into one site, the Company’s facility in Arkadelphia (United States) has also been closed and its operations are being transferred to the Company’s facility in St. Peter (United States). The Company continues to sell off existing stock, provide spare parts to support fleet of engines in the field and to honour its manufacturer limited warranties. The Company also announced in May 2020 that it is currently developing the next generation of marine engine technology. Additionally, the Company supports its line of products with a dedicated parts, accessories and apparel business.

Additional Information

BRP is subject to the information and reporting requirements of Canadian provincial and territorial securities laws, and the rules of the TSX, as well as information requirements of the Exchange Act, and in accordance therewith files periodic reports and other information with securities regulatory authorities in Canada, the TSX and the SEC, relating to its business, financial condition and other matters. Shareholders may access documents on SEDAR’s website at www.sedar.com and on EDGAR’s website at www.sec.com.

Pursuant to Rule 13e-4(g) under the Exchange Act, BRP has filed with the SEC an Issuer Tender Offer Statement on Schedule 13E-4F which contains additional information with respect to the Offer. The Offer, which constitutes a part of the Schedule 13E-4F, does not contain all of the information set forth in the Schedule 13E-4F.

2.	AUTHORIZED CAPITAL

Shares and Multiple Voting Shares

The Company’s authorized share capital consists of an unlimited number of Shares and Multiple Voting Shares and an unlimited number of preferred shares, issuable in series. As at June 14, 2021, 40,100,015 Shares, 43,891,671 Multiple Voting Shares and no preferred shares were issued and outstanding. The Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws.

Except as specifically described in the Company’s articles, the Shares and the Multiple Voting Shares have the same rights, are equal in all respects and are treated by the Company as if they were shares of one class only. The Shares and Multiple Voting Shares rank pari passu with respect to the payment of dividends, return of capital and distribution of assets in the event of the liquidation, dissolution or winding up of the Company. In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of Shares and the holders of Multiple Voting Shares are entitled to participate equally, share for share, subject always to the rights of the holders of any preferred shares, in the remaining property and assets of the Company available for distribution to the holders of Shares and the holders of Multiple Voting Shares, without preference or distinction among or between the Multiple Voting Shares and the Shares. The Shares carry one vote per share and the Multiple Voting Shares carry six votes per share.

The Shares are not convertible into any other class of shares. Each outstanding Multiple Voting Share may at any time, at the option of the holder, be converted into one Share. Upon the first date that any Multiple Voting Share shall be held other than by a Permitted Holder, such holder, without any further action, shall automatically be deemed to have exercised his, her or its rights to convert all of the Multiple Voting Shares held by such holder into fully paid and non-assessable Shares, on a share for share basis.

In addition, all Multiple Voting Shares, regardless of the holder thereof, will convert automatically into Shares at such time as Permitted Holders that hold Multiple Voting Shares no longer hold and own, collectively, directly or indirectly, more than 15% of the beneficial ownership interests in the aggregate number of outstanding Multiple Voting Shares and Shares (it being understood that the number of Multiple Voting Shares shall be added to the number of Shares for the purposes of such calculation).

Based on the number of shares issued and outstanding as at June 14, 2021, the Shares represented approximately 47.7% of the Company’s total issued and outstanding Multiple Voting Shares and Shares, and the Multiple Voting Shares represented approximately 52.3% of the Company’s total issued and outstanding Multiple Voting Shares and Shares.

All defined terms in this section that are not otherwise defined in the Offer shall have the meanings ascribed to them in the Company’s articles, which may be accessed on the Company’s website at www.brp.com. For a full description of the rights, restrictions and conditions attached to each class of shares of the Company, please see the Annual Information Form for the year ended January 31, 2021, which may be accessed on SEDAR’s website at www.sedar.com and on EDGAR’s website at www.sec.com.

3.	PURPOSE AND EFFECT OF THE OFFER

The Board of Directors believes that the purchase of Shares is in the best interests of the Company and its Shareholders, and permits the Company to return up to $350,000,000 of capital to Shareholders who elect to tender their shares while at the same time increasing the equity ownership of Shareholders who elect not to tender.

After giving effect to the Offer, the Company will continue to have sufficient financial resources and working capital to conduct its ongoing business and operations and the Offer is not expected to preclude BRP from pursuing its foreseeable business opportunities or the future growth of the Company’s business.

As of June 14, 2021, there were 40,100,015 Shares and 43,891,671 Multiple Voting Shares issued and outstanding. Accordingly, the Offer is for approximately 4.4% of the total number of issued and outstanding Shares and Multiple Voting Shares if the Purchase Price is determined to be $94.00 (which is the minimum price per Share under the Offer) or approximately 3.7% of the total number of issued and outstanding Shares and Multiple Voting Shares if the Purchase Price is determined to be $113.00 (which is the maximum price per Share under the Offer). Assuming that the Offer is fully subscribed, the effect of the Offer would be to increase the equity ownership of each Shareholder who does not tender any Shares or Multiple Voting Shares to the Offer by 4.6% if the Purchase Price is determined to be $94.00 (which is the minimum price per Share under the Offer) or 3.8% if the Purchase Price is determined to be $113.00 (which is the maximum price per Share under the Offer).

Shares acquired by the Corporation pursuant to the Offer will be cancelled.

Canadian securities laws prohibit the Company and its affiliates from acquiring or offering to acquire beneficial ownership of any Shares, other than pursuant to the Offer, until at least 20 business days after the Expiration Date or termination of the Offer, except, in the case of acquisitions during the period following the Expiration Date, pursuant to certain acquisitions effected in the normal course on a published market or as otherwise permitted by applicable law.

In April 2021, BRP completed all possible purchases under its normal course issuer bid that commenced on December 1, 2020, for the purchase and cancellation of up to 4,278,028 Shares. Subject to applicable law, the Company may in the future purchase additional Shares on the open market, in private transactions, through issuer bids or otherwise. Any such purchases may be on the same terms or on terms that are more or less favourable to Shareholders than the terms of the Offer. Any possible future purchases by the Company will depend on many factors, including the market price of the Shares, the Company’s business and financial position, the results of the Offer and general economic and market conditions.

Background to the Offer

Management and the Board of Directors evaluate the capital allocation of the Company on a regular basis.

At a meeting of the Board of Directors held on March 24, 2021, the Board of Directors reviewed the capital allocation of the Company and after giving consideration to, among other things, the financial resources of the Company, the then prevailing trading price of the Shares and the success of the substantial issuer bids completed by the Company in 2019 and 2017, it was proposed that the Company consider repurchasing certain of its Shares. Following the meeting, the Board of Directors tasked management to complete further analyses and to discuss with outside advisors in order to assist the Board of Directors in making a determination regarding the feasibility and desirability of pursuing a substantial issuer bid.

At a meeting held on June 2, 2021, the Board of Directors further discussed the possibility of completing a substantial issuer bid and, in light of the interest that certain directors of the Company may have as a result of their current or prior involvement with a Principal Shareholder, the Board of Directors decided to form a special committee composed of independent directors (the “Special Committee”), namely Michael Hanley, Nicholas Nomicos and Barbara J. Samardzich to further explore the possibility of implementing a substantial issuer bid. Thereafter, the Special Committee further considered the proposed substantial issuer bid and whether it would be in the best interests of the Company. Among other things, the Special Committee held discussions and meetings with management of the Company. The Special Committee also engaged RBC Dominion Securities Inc. on the recommendation of management of the Company to provide capital markets advice and a liquidity opinion in connection with the Offer.

At a meeting held on June 14, 2021, the Special Committee presented its recommendation to the Board of Directors, and the Board of Directors determined that it was in the best interests of the Company to authorize the announcement by the Company of its intention to make a substantial issuer bid for an aggregate purchase price not exceeding $350,000,000, with such other terms and conditions to be approved at a subsequent meeting of the Board of Directors.

At a meeting of the Board of Directors held on June 14, 2021, RBC Dominion Securities Inc. provided advice and delivered its liquidity opinion to the Board of Directors, and the Special Committee presented its unanimous recommendation to the Board of Directors. At the same meeting, the Board of Directors, based on the unanimous recommendation of the Special Committee and after giving careful consideration to the factors set forth below, unanimously determined that the Offer was in the best interests of the Company and its Shareholders and approved the making of the Offer, including the terms and conditions of the Offer, and the delivery of the Circular to BRP’s shareholders.

In evaluating the Offer and determining that it would be in the best interests of the Company, the Special Committee and the Board of Directors gave careful consideration to a number of factors, including, without limitation, the following:

(a)

that the recent trading price range of the Shares is not considered to be fully reflective of the value of the Company’s business and future prospects, consequently the repurchase of Shares represents an attractive investment and an appropriate and desirable use of available funds;

(b)

after giving effect to the Offer, the Company will continue to have sufficient financial resources and working capital to conduct its ongoing business and operations and the Offer is not expected to preclude BRP from pursuing its foreseeable business opportunities or the future growth of the Company’s business;

(c)	the Offer provides Shareholders with an opportunity to realize on all or a portion of their investment in the Company;

(d)	the deposit of Shares under the Offer is optional, the option is available to all Shareholders, and all Shareholders are free to accept or reject the Offer;

(e)	Shareholders wishing to tender Shares may do so pursuant to Auction Tenders, Purchase Price Tenders or Proportionate Tenders;

(f)

the stated intentions of the Principal Shareholders to make Proportionate Tenders and the implications thereof, including the fact that the number of Shares to be purchased pursuant to Proportionate Tenders will be dependent upon the number of Shares to be purchased from Auction Tenders and Purchase Price Tenders; and the fact that the Proportionate Tenders will ensure that the public float is not disproportionately reduced as a result of the Offer;

(g)

the Offer provides Shareholders who are considering the sale of all or a portion of their Shares with the opportunity to sell such Shares for cash without the usual transaction costs associated with market sales;

(h)	the Offer is not conditional on any minimum number of Shares being deposited;

(i)

Shareholders who do not deposit their Shares under the Offer will realize an increase in their equity ownership in the Company to the extent that Shares are purchased by the Company pursuant to the Offer;

(j)

the advice of the Company’s financial advisor, RBC Dominion Securities Inc., in respect of the Offer, including an opinion from RBC Dominion Securities Inc. regarding the liquidity of the market for the Shares after completion of the Offer; and

(k)

the fact that it is reasonable to conclude that, following the completion of the Offer in accordance with its terms, there will be a market for holders of Shares who do not tender to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer (see “Liquidity of Market” below).

In connection with the Board of Directors approvals at both the June 2, 2021 and June 14, 2021 meetings, certain directors of the Corporation, in accordance with subsection 120(1) of the Canada Business Corporations Act, notified the Company that they may have an interest in the Offer as a result of their current or prior involvement or relationship with a Principal Shareholder, namely Pierre Beaudoin, Louis Laporte and Charles Bombardier. Accordingly, such directors abstained from voting on matters relating to the Offer at such meetings.

The foregoing summary of the factors considered by the Special Committee and the Board of Directors is not, and is not intended to be, exhaustive. In view of the variety of factors and the amount of information considered in connection with its determination to proceed with the Offer, the Special Committee and the Board of Directors did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching its conclusion.

None of BRP, its Special Committee or its Board of Directors, the Dealer Manager or the Depositary makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing Share or Multiple Voting Shares under the Offer. Shareholders are urged to evaluate carefully all information in the Offer, consult their own investment and tax advisors and make their own decisions whether to deposit Shares or Multiple Voting Shares under the Offer. Shareholders are urged to evaluate carefully all information in the Offer, consult their own financial, legal, investment and tax advisors and make their own decisions as to whether to deposit Shares or Multiple Voting Shares under the Offer, and, if so, how many shares to deposit. See Section 13 of the Circular, “Income Tax Considerations”.

Liquidity of Market

As at June 14, 2021, there were 40,100,015 Shares issued and outstanding, of which 38,840,541 Shares comprise the public float, which excludes Shares beneficially owned, or over which control or direction is exercised, by “related parties” of the Company and Shares that are not “freely tradeable” (each as defined in MI 61-101) (the “public float”). The maximum number of Shares that the Company is offering to purchase pursuant to the Offer, if the Purchase Price is determined to be $94.00 (being the minimum price per Share under the Offer), represents approximately 9.3%

of the Shares outstanding as at June 14, 2021. If the Company purchases such maximum number of Shares, there will be approximately 37,408,727 Shares outstanding following completion of the Offer (assuming for such purposes that only the Multiple Voting Shares held by the Principal Shareholders will be tendered and taken up by the Company and converted into Shares in connection with the Offer).

BRP is relying on the “liquid market exemption” specified in Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions (“MI 61-101”) from the requirement to obtain a formal valuation applicable to the Offer. Accordingly, the valuation requirements of securities regulatory authorities in Canada applicable to issuer bids generally are not applicable in connection with the Offer.

BRP has determined that there is a liquid market in the Shares because:

(a)	there is a published market for the Shares (the TSX and Nasdaq);

(b)	during the 12 months before June 14, 2021 (the last full trading day prior to the date of announcement of the Company’s intention to make the Offer):

i.

the number of issued and outstanding Shares was at all times at least 5,000,000 (excluding Shares beneficially owned, or over which control and direction was exercised, by related parties and securities that were not freely tradeable);

ii.	the aggregate trading volume of Shares on the TSX (the exchange on which the Shares were principally traded) was at least 1,000,000 Shares;

iii.	there were at least 1,000 trades in the Shares on the TSX; and

iv.	the aggregate value of the trades in the Shares on the TSX was at least $15,000,000;

(c)

the market value of the Shares on the TSX, as determined in accordance with MI 61-101, was at least $75,000,000 for May 2021 (the calendar month preceding the calendar month in which the Offer was announced).

BRP has also obtained, on a voluntary basis, a liquidity opinion of RBC Dominion Securities Inc. to the effect that a liquid market for the Shares existed as of June 14, 2021 and that it is reasonable to conclude that, following the completion of the Offer, there will be a market for holders of Shares who do not tender to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer. A copy of the liquidity opinion of RBC Dominion Securities Inc. is attached hereto as Schedule A.

Based on the liquid market test set out above and the liquidity opinion of RBC Dominion Securities Inc., the Company determined that it is reasonable to conclude that, following the completion of the Offer, there will be a market for holders of Shares who do not tender to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer.

Accordingly, the valuation requirements of securities regulatory authorities in Canada applicable to issuer bids generally are not applicable in connection with the Offer.

Additional Securities Law Considerations

BRP is a reporting issuer (or the equivalent thereof) in each of the provinces and territories of Canada, and the Shares are listed on the TSX. BRP believes that the purchase of Shares pursuant to the Offer will not result in: (i) BRP ceasing to be a reporting issuer in any jurisdiction in Canada, or (ii) the Shares being delisted from the TSX.

BRP is a reporting issuer under the Exchange Act and the Shares are registered under Section 12(b) of the Exchange Act and are listed on Nasdaq. BRP believes that the purchase of Shares pursuant to the Offer will not result in: (i) the Shares becoming eligible for deregistration under Section 12(b) of the Exchange Act or (ii) the Shares being delisted from Nasdaq. The Offer is conditioned upon, among other things, the Company having determined that the consummation of the Offer is not reasonably likely to cause the Shares to be delisted from Nasdaq or to be eligible for deregistration under the Exchange Act.

The Shares are currently “margin securities” under the rules of the U.S. Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. The Company believes that, following the repurchase of Shares pursuant to the Offer, the Shares will continue to be margin securities for the purposes of the U.S. Federal Reserve Board’s margin regulations.

4.	PRICE RANGE OF SHARES

The Shares are listed on the TSX under the symbol “DOO” and on Nasdaq under the symbol “DOOO”. The following tables set forth the reported high and low prices per Share and total trading volume of Shares as reported by the TSX and by the Nasdaq for the periods indicated:

TSX
Month	High	Low	Total Volume
	($)	($)	(#)
2021
June 1, 2021 to June 14, 2021	103.00	88.51	3,957,856
May	116.00	96.66	6,153,911
April	119.68	107.90	6,581,484
March	110.74	88.50	8,286,958
February	99.23	84.35	4,879,863
January	91.38	80.72	4,308,672
2020
December	87.75	73.75	5,949,987
November	78.42	61.35	8,597,418
October	77.77	69.46	5,098,779
September	75.03	64.60	5,981,011
August	73.66	55.78	6,921,235
July	62.75	54.40	6,248,508
June	58.11	47.00	8,174,990

Nasdaq
Month	High	Low	Total Volume
	(US$)	(US$)	(#)
2021
June 1, 2021 to June 14, 2021	85.55	73.19	1,247,295
May	94.52	79.80	2,479,646
April	96.44	85.58	2,413,309
March	88.06	69.68	3,051,335
February	78.16	65.01	1,451,698
January	72.43	63.54	1,785,601
2020
December	68.77	56.87	1,178,820
November	60.56	46.90	2,197,155
October	59.19	52.19	1,203,419
September	57.72	48.60	1,992,383
August	56.31	41.86	2,204,488
July	46.97	40.03	2,068,807
June	42.84	34.58	3,137,407

On June 14, 2021, the last full trading day prior to the date of the public announcement by BRP of its intention to make the Offer, the closing price of the Shares on the TSX was $93.89 and US$77.27 on Nasdaq.

Shareholders are urged to obtain current market quotations for the Shares.

5.	DIVIDEND POLICY

On March 20, 2018, the Company’s Board of Directors declared a quarterly dividend of $0.09 per share for holders of its Multiple Voting Shares and Shares. The dividend was paid on April 13, 2018 to shareholders of record at the close of business on March 30, 2018.

On May 30, 2018, the Company’s Board of Directors declared a quarterly dividend of $0.09 per share for holders of its Multiple Voting Shares and Shares. The dividend was paid on July 13, 2018 to shareholders of record at the close of business on June 29, 2018.

On August 29, 2018, the Company’s Board of Directors declared a quarterly dividend of $0.09 per share for holders of its Multiple Voting Shares and Shares. The dividend was paid on October 12, 2018 to shareholders of record at the close of business on September 28, 2018.

On November 29, 2018, the Company’s Board of Directors declared a quarterly dividend of $0.09 per share for holders of its Multiple Voting Shares and Shares. The dividend was paid on January 11, 2019 to shareholders of record at the close of business on December 28, 2018.

On March 21, 2019, the Company’s Board of Directors declared a quarterly dividend of $0.10 per share for holders of its Multiple Voting Shares and Shares. The dividend was paid on April 12, 2019 to shareholders of record at the close of business on March 29, 2019.

On May 29, 2019, the Company’s Board of Directors declared a quarterly dividend of $0.10 per share for holders of its Multiple Voting Shares and Shares. The dividend was paid on July 12, 2019 to shareholders of record at the close of business on June 28, 2019.

On August 28, 2019, the Company’s Board of Directors declared a quarterly dividend of $0.10 per share for holders of its Multiple Voting Shares and Shares. The dividend was paid on October 11, 2019 to shareholders of record at the close of business on September 27, 2019.

On November 26, 2019, the Company’s Board of Directors declared a quarterly dividend of $0.10 per share for holders of its Multiple Voting Shares and Shares. The dividend was paid on January 10, 2020 to shareholders of record at the close of business on December 27, 2019.

On March 19, 2020, as part of the Company’s measures to preserve its financial flexibility in light of the ongoing COVID-19 health crisis, the Company’s Board of Directors announced that it had decided not to declare a quarterly cash dividend, and that such decision would apply until further notice.

On November 24, 2020, the Company’s Board of Directors declared a quarterly dividend of $0.11 per share for holders of its Multiple Voting Shares and Shares. The dividend was paid on January 14, 2021 to shareholders of record at the close of business on December 31, 2020.

On March 24, 2021, the Company’s Board of Directors declared a quarterly dividend of $0.13 per share for holders of its Multiple Voting Shares and Shares. The dividend was paid on April 19, 2021 to shareholders of record at the close of business on April 5, 2021.

On June 2, 2021, the Company’s Board of Directors declared a quarterly dividend of $0.13 per share for holders of its Multiple Voting Shares and Shares. The dividend will be paid on July 16, 2021 to shareholders of record at the close of business on July 2, 2021.

The Board of Directors has determined that each of the foregoing quarterly dividends was, at the time of declaration, appropriate based on the Company’s results of operations, current and anticipated cash requirements and surplus, financial condition, contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and upon other relevant factors. The payment of each future quarterly dividend remains subject to the declaration of such dividend by the Board of Directors. The actual amount, the declaration date, the record date and the payment date of each quarterly dividend are subject to the discretion of the Board of Directors.

6.	PREVIOUS PURCHASES OF SHARES

Except for the purchase of Shares pursuant to the Company’s normal course issuer bids described below, no securities of the Company have been purchased by the Company during the 12 months preceding the date of the Offer.

On November 27, 2020, the Company announced the renewal of its normal course issuer bid to repurchase for cancellation up to 4,278,028 of its Shares over the 12-month period commencing on December 1, 2020 and ending no later than November 30, 2021. In April 2021, BRP completed all possible purchases under its normal course issuer bid that commenced on December 1, 2020, for the purchase and cancellation of up to 4,278,028 Shares.

From November 27, 2020 to June 14, 2021, being the last full trading day prior to the date of announcement of the Company’s intention to make the Offer, the Company purchased for cancellation an aggregate of 4,278,028 Shares for a total consideration of approximately $400,622,434. All such purchases were completed through the facilities of the TSX and other applicable market places in Canada pursuant to the normal course issuer bids announced on November 27, 2021. The purchases were completed at the prevailing market price at the time of each purchase, which ranged from a daily average price per Share of $74.74 to $115.97, with an average price per Share of $93.65.

The following table sets out the date of purchase, the number of Shares purchased and the average price per Share paid by the Company with respect to purchases of Shares made by the Company in the 12 months preceding the Offer under the normal course issuer bids referred to above:

Date of Purchase	Shares Purchased (#)	Average Price per Share ($)

December 1, 2020	66,900	74.7384

December 2, 2020	66,000	75.7516

December 3, 2020	37,700	79.4268

December 4, 2020	37,600	79.6372

December 7, 2020	37,600	79.7287

December 8, 2020	37,100	80.7264

December 9, 2020	36,800	81.4338

December 10, 2020	37,400	80.1582

December 11, 2020	37,700	79.3736

December 14, 2020	37,800	79.2371

December 15, 2020	35,900	83.4874

December 16, 2020	35,100	85.2937

December 17, 2020	34,800	86.0754

December 18, 2020	34,300	87.2732

December 21, 2020	35,300	84.8412

December 22, 2020	35,400	84.5141

December 23, 2020	35,300	84.7794

December 24, 2020	18,200	84.5486

December 29, 2020	35,900	83.1784

December 30, 2020	35,500	84.4952

December 31, 2020	35,400	84.6412

January 4, 2021	35,900	83.2746

January 5, 2021	36,200	82.8048

January 6, 2021	35,700	83.8270

January 7, 2021	35,500	84.5046

January 8, 2021	35,200	85.1890

January 11, 2021	35,100	85.3404

January 12, 2021	35,000	85.4830

January 13, 2021	36,600	81.8142

January 14, 2021	35,900	83.4432

January 15, 2021	35,500	83.7368

January 18, 2021	24,000	88.3909

January 25, 2021	56,900	87.4617

January 26, 2021	56,000	89.2214

January 27, 2021	57,500	86.8610

January 28, 2021	58,100	85.9645

January 29, 2021	58,200	85.8810

February 1, 2021	56,700	88.1461

February 2, 2021	55,000	90.7872

Date of Purchase	Shares Purchased (#)	Average Price per Share ($)

February 3, 2021	50,000	90.1081

February 4, 2021	55,600	89.9101

February 5, 2021	53,900	92.7386

February 8, 2021	52,400	95.2440

February 9, 2021	52,100	95.9682

February 10, 2021	52,300	95.5450

February 11, 2021	50,900	98.0205

February 12, 2021	52,100	95.9082

February 16, 2021	51,800	96.2374

February 17, 2021	53,700	93.0328

February 18, 2021	55,100	90.4511

February 19, 2021	54,900	90.9174

February 22, 2021	48,600	89.8494

February 23, 2021	55,400	89.1346

February 24, 2021	53,700	93.0553

February 25, 2021	55,300	90.2721

February 26, 2021	54,600	91.4132

March 1, 2021	52,000	96.0713

March 2, 2021	55,000	90.7569

March 3, 2021	53,500	93.2903

March 4, 2021	55,100	90.6241

March 5, 2021	55,400	90.1423

March 8, 2021	53,500	93.3342

March 9, 2021	53,800	92.8371

March 10, 2021	53,300	93.7533

March 11, 2021	51,800	96.5161

March 12, 2021	35,900	96.0050

March 15, 2021	51,000	98.0066

March 16, 2021	50,100	99.7587

March 17, 2021	51,100	97.7761

March 18, 2021	49,800	100.3313

March 19, 2021	49,100	101.6381

March 22, 2021	48,400	103.2460

March 23, 2021	48,900	102.2283

March 24, 2021	49,400	101.1021

March 25, 2021	50,100	99.6776

March 26, 2021	47,600	104.8549

March 29, 2021	64,800	107.9101

March 30, 2021	64,800	107.8807

March 31, 2021	130,200	109.0361

April 1, 2021	63,200	110.5912

April 5, 2021	53,500	112.0238

April 6, 2021	63,800	109.6979

April 7, 2021	64,200	108.9701

April 8, 2021	63,700	109.8517

April 9, 2021	53,300	111.8357

April 12, 2021	52,500	114.2653

April 13, 2021	52,400	114.4078

April 14, 2021	51,728	115.9678

In April 2021, BRP completed all possible purchases under its normal course issuer bid that commenced on December 1, 2020, for the purchase and cancellation of up to 4,278,028 Shares. See Section 3 of this Circular, “Purpose and Effect of the Offer”.

7.	PREVIOUS SALES OF SECURITIES

Except as described under “Previous Distributions of Shares” below, during the 12 months preceding the date of the Offer, no securities of BRP were sold by the Company.

8.	PREVIOUS DISTRIBUTIONS OF SHARES

Public Distributions and Private Placements of Shares

The following table sets out the number of Shares distributed on an annual basis for the five years preceding the date of the Offer (other than Shares issued upon the exercise of options of the Company, which are set out in the following section), the average price per Share and the aggregate proceeds received by the Company or any selling security holder:

Fiscal Year of Distribution	Number of Shares Issued (#)	Average Exercise Price Per Share ($)	Aggregate Proceeds ($)

From February 1, 2021 until the date of the Offer	—	—	—

Fiscal year ended January 31, 2021(1)	2,000,000	75.45	150,900,000

Fiscal year ended January 31, 2020(2)	5,000,000	61.17	305,850,000

Fiscal year ended January 31, 2019(3)	8,700,000	US$47.00	US$408,900,000

Fiscal year ended January 31, 2018(4)	10,000,000	43.35	433,500,000

Fiscal year ended January 31, 2017	—	—	—

Notes:

(1)

On October 21, 2020, Bain Capital and other selling shareholders completed a secondary offering through a syndicate of underwriters. In connection with such secondary offering, the Company issued 2,000,000 Shares upon the conversion by Bain Capital of 2,000,000 Multiple Voting Shares. The Company did not receive any of the proceeds of such secondary offering.

(2)

On December 16, 2019, Beaudier Group, Bain Capital and other selling shareholders completed a secondary offering of 5,000,000 Shares through a syndicate of underwriters. In connection with such secondary offering, the Company issued 2,816,844 and 2,153,156 Shares upon the conversion by Beaudier Group and Bain Capital of 2,816,844 and 2,153,156 Multiple Voting Shares, respectively. The Company did not receive any of the proceeds of such secondary offering.

(3)

On September 18, 2018, Beaudier Group, Bain Capital and other selling shareholders completed a secondary offering of 8,700,000 Shares through a syndicate of underwriters. In connection with such secondary offering, the Company issued 8,851,088 Shares upon the conversion by Beaudier Group and Bain Capital of 4,915,824 Multiple Voting Shares and 3,935,264 Multiple Voting Shares, respectively. The Company did not receive any of the proceeds of such secondary offering.

(4)

On October 17, 2017, Beaudier Group, Bain Capital, Caisse de dépôt et placement du Québec (“CDPQ”) and other selling shareholders completed a secondary offering of 10,000,000 Shares to a syndicate of underwriters. In connection with such secondary offering, the Company issued 10,000,000 Shares upon conversion by Beaudier Group, Bain Capital and CDPQ of 5,218,391, 3,435,945 and 764,518 Multiple Voting Shares, respectively. The Company did not receive any of the proceeds of such secondary offering.

Shares Issued Upon Exercise of Options

The table below indicates the numbers of Shares that were issued by the Company on an annual basis for the five years preceding the date of the Offer upon the exercise of stock options to purchase Shares which were granted under the Company’s long-term incentive plans:

Year of Distribution	Number of Shares Issued (#)	Average Exercise Price Per Underlying Option ($)	Aggregate Proceeds ($)

From February 1, 2021 until the date of the Offer	254,137	35.17	8,938,344

Fiscal year ended January 31, 2021	718,232	31.38	22,538,120

Fiscal year ended January 31, 2020	459,287	26.03	11,955,241

Fiscal year ended January 31, 2019	264,478	23.50	6,215,233

Fiscal year ended January 31, 2018	460,449	18.07	8,320,313

Fiscal year ended January 31, 2017	219,374	5.48	1,202,170

In addition, over the 12-month period ended June 14, 2021, the Company granted an aggregate of 514,100 stock options at an average exercise price of approximately $108.96 per option under the Company’s long-term incentive plans.

9.	INTEREST OF DIRECTORS AND OFFICERS

Interest of Directors and Officers

Except as set forth in the Offer, neither the Company nor, to its knowledge, any of its officers or directors, are a party to any contract, arrangement or understanding, formal or informal, with any shareholder relating, directly or indirectly, to the Offer or with any other person or company with respect to any Shares in relation to the Offer, nor are there any contracts or arrangements made or proposed to be made between the Company and any of its directors or officers and no payments or other benefits are proposed to be made or given by way of compensation for loss of office or as to such directors or officers remaining in or retiring from office if the Offer is successful.

Except as set forth in the Offer, neither the Company nor, to its knowledge, any of its officers or directors have current plans or proposals which relate to, or would result in, any extraordinary corporate transaction involving the Company, such as a “going private transaction”, a merger, a reorganization, the sale or transfer of a material amount of the Company’s assets or the assets of any of the Company’s subsidiaries (although BRP from time to time may consider various acquisition or divestiture opportunities), any material change in the Company’s present board of directors or management, any material change in the Company’s indebtedness or capitalization, any other material change in its business or corporate structure, any material change in its Articles, or actions that could cause the Shares to be delisted from the TSX or Nasdaq, or to become eligible for termination of registration under the Exchange Act or any actions similar to any of the foregoing.

Ownership of BRP’s Securities

To the knowledge of the Company, after reasonable inquiry, the following tables indicate, as at June 14, 2021, the number of securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised, by each director and executive officer of the Company, and, after reasonable inquiry, each insider of the Company (other than directors and executive officers) and their respective associates and affiliates, and each associate or affiliate of the Company or person or company acting jointly or in concert with the Company in connection with the Offer.

Directors, Officers and Other Insiders
Name	Relationship with the Company	Number of Multiple Voting Shares	Percentage of Outstanding Multiple Voting Shares	Number of Shares	Percentage of Outstanding Shares	Percentage of Outstanding Shares and Multiple Voting Shares	Number of Options	Number of DSUs

Claire Beaudoin	Director or Officer of 10% holder	13,969,719(1)	31.8%	—	—	16.6%	—	—

Laurent Beaudoin	Director or Officer of 10% holder	13,969,719(1)	31.8%	—	—	16.6%	—	—

Pierre Beaudoin(2)	Director	—	—	—	—	—	—	2,626

Joshua Bekenstein	Director	—	—	—	—	—	—	2,626

José Boisjoli	Chairman and President and Chief Executive Officer	—	—	1,012,350	2.5%	1.2%	1,677,100	—

Charles Bombardier	Director	—	—	—	—	—	—	1,649

Janine Bombardier	Director or Officer of 10% holder	3,104,169(3)	7.1%	—	—	3.7%	—	—

J. R. André Bombardier	Director or Officer of 10% holder	3,104,169(3)	7.1%	—	—	3.7%	—	—

Karim Donnez	Senior Vice-President, Marine Group	—	—	—	—	—	82,525	—

Pascal Gauthier	Assistant Treasurer	—	—	17,295	0.0%	0.0%	16,475	—

Bernard Guy	Senior Vice-President, Global Product Strategy	—	—	16,378	0.0%	0.0%	83,425	—

Michael Hanley	Director	—	—	5,000	0.0%	0.0%	—	26,944

Ernesto M. Hernández	Director	—	—	—	—	—	—	632

Katherine Kountze	Director	—	—	—	—	—	—	632

Anne-Marie LaBerge	Senior Vice-President, Global Marketing & Communications	—	—	—	—	—	82,200	—

Martin Langelier	Senior Vice-President, General Counsel & Public Affairs	—	—	49,437	0.1%	0.1%	68,150	—

Denys Lapointe	Senior Vice-President, Design, Innovation & Creative Services	—	—	87,981	0.2%	0.1%	112,800	—

Directors, Officers and Other Insiders
Name	Relationship with the Company	Number of Multiple Voting Shares	Percentage of Outstanding Multiple Voting Shares	Number of Shares	Percentage of Outstanding Shares	Percentage of Outstanding Shares and Multiple Voting Shares	Number of Options	Number of DSUs

Louis Laporte(4)	Director	—	—	—	—	—	—	2,626

Julie Latreille	Treasurer	—	—	—	—	—	5,775	—

Anne Le Breton	Senior Vice-President, Human Resources	—	—	54	0.0%	0.0%	91,600	—

Sébastien Martel	Chief Financial Officer	—	—	32,597	0.1%	0.0%	294,100	—

Estelle Métayer	Director	—	—	—	—	—	—	23,331

Nicholas Nomicos	Director	—	—	—	—	—	—	2,626

Josée Perreault	Senior Vice-President, Omnichannel Experience & Apparel	—	—	—	—	—	92,925	—

Edward Philip	Director	—	—	5,025	0.0%	0.0%	—	26,944

Barbara J. Samardzich	Director	—	—	—	—	—	—	8,459

Sandy Scullion	Senior Vice-President, Global Retail & Services, Powersports Group	—	—	33,357	0.1%	0.0%	132,425	—

Minh Thanh Tran	Vice-President, Corporate Strategy & Development and Global Transformation	—	—	—	—	—	42,700	—

Thomas Uhr	Senior Vice-President, Product Engineering & Manufacturing Operations, Powersports Group	—	—	—	—	—	131,800	—

Notes:

(1)

These Multiple Voting Shares are held by Beaudier, a portfolio holding company of the Beaudoin family controlled by Mr. Laurent Beaudoin (former director and current Chairman Emeritus of the Board of Directors) and his wife Mrs. Claire Bombardier Beaudoin, through holding companies which they control. For details regarding Beaudier’s ownership of voting securities of the Company, see “Principal Shareholders and Other Holders”.

(2)

Mr. Pierre Beaudoin is a director of Beaudier, a Principal Shareholder. Mr. Pierre Beaudoin does not personally own any voting securities of the Company. For details regarding Beaudier’s ownership of voting securities of the Company, see “Principal Shareholders and Other Holders”.

(3)

These Multiple Voting Shares are held by 4338618, a portfolio holding company which is owned by Mrs. Janine Bombardier, Mrs. Huguette B. Fontaine and Mr. J. R. André Bombardier, through respective holding companies which they control and, in the case of Mrs. Janine Bombardier, a trust to her benefit and the benefit of her issue. For details, see “Principal Shareholders and Other Holders”.

(4)

Mr. Laporte does not personally own any voting securities of the Company. For details regarding Beaudier’s ownership of voting securities of the Company, see “Principal Shareholders and Other Holders”.

Principal Shareholders and Other Holders

To the best knowledge of the Company, as at June 14, 2021, the only persons who beneficially owned, or controlled or directed, directly or indirectly, more than 10% of any class or series of the voting securities of the Company were the following:

Name	Number of Multiple Voting Shares	Percentage of Outstanding Multiple Voting Shares	Number of Shares	Percentage of Outstanding Shares	Percentage of Outstanding Shares and Multiple Voting Shares	Percentage of Total Voting Power

Bain Capital(1)	15,796,615	36.0%	—	—	18.8%	31.2%

Beaudier Group

Beaudier(2)	13,969,719	31.8%	—	—	16.6%	27.6%

4338618(3)	9,312,509	21.2%	—	—	11.1%	18.4%

CDPQ(4)	4,812,828	11.0%	—	—	5.7%	9.5%

Fidelity(5)	—	—	4,027,329	10.0%	4.8%	1.3%

Mackenzie(6)			5,477,908	13.7%	6.5%	1.8%

Note:

(1)

Represents shares held by Bain, which is owned by Bain Capital Integral Investors II, L.P., whose general partner is Bain Capital Investors, LLC (“BCI”). As a result, BCI may be deemed to share voting and dispositive power with respect to the shares held by Bain. The address of BCI is c/o Bain Capital Private Equity, LP, 200 Clarendon Street, Boston, MA 02116. The address of Bain is 4 rue Lou Hemmer, L-1748 Luxembourg-Findel, Grand Duchy of Luxembourg.

(2)

Beaudier is a portfolio holding company of the Beaudoin family and is controlled by Mr. Laurent Beaudoin, former director and current Chairman Emeritus of the Board of Directors, and his wife Mrs. Claire Bombardier Beaudoin, through holding companies which they control. Pierre Beaudoin, the son of Claire Bombardier Beaudoin and Laurent Beaudoin, is a director of the Company. Mr. Laporte, the husband of Nicole Beaudoin, the daughter of Claire Bombardier Beaudoin and Laurent Beaudoin, is a director of the Company.

(3)

4338618 is a portfolio holding company which is owned by Mrs. Janine Bombardier, Mrs. Huguette B. Fontaine and Mr. J.R. André Bombardier, through respective holding companies which they control and, in the case of Mrs. Janine Bombardier, a trust to her benefit and the benefit of her issue. Mr. Charles Bombardier, the son of Mr. J.R. André Bombardier, is a director of the Company. Mr. Laporte, the husband of Nicole Beaudoin, the niece of Janine Bombardier, Huguette B. Fontaine and J.R. André Bombardier, is a director of the Company.

(4)

CDPQ is a long-term institutional investor that manages funds primarily for public and parapublic pension and insurance plans. CDPQ invests these funds globally and across different asset classes namely, equity markets, private equity, infrastructure, real estate and fixed income.

(5)

Based upon an alternative monthly report dated April 9, 2021. Represents shares held by Fidelity Management & Research Company LLC, Fidelity Management Trust Company, Strategic Advisers LLC, Crosby Advisors LLC, FIAM LLC, Fidelity Institutional Asset Management Trust Company, Fidelity Investments Canada ULC and FIL Limited, (collectively, “Fidelity”).

(6)	Based upon an alternative monthly report dated May 7, 2021. Represents shares held by Mackenzie Financial Corporation (“Mackenzie”).

10.	ARRANGEMENTS CONCERNING SHARES

Acceptance of the Offer

Each Principal Shareholder, namely Beaudier and 4338618, has advised the Company that it will make a Proportionate Tender in order to maintain its respective proportionate equity ownership in the Company following completion of the Offer.

To the knowledge of the Company, after reasonable inquiry, none of the people named under Section 9 of the Circular “Interest of Directors and Officers – Ownership of BRP’s Securities” will be depositing any Shares or Multiple Voting Shares pursuant to the Offer (except, in the case of certain directors and officers of the Company, through their ownership in a Principal Shareholder).

The intentions of the Principal Shareholders, the directors and officers of the Corporation and their respective associates or affiliates as described above may change or, subject to compliance with applicable laws, Shares may be sold on the TSX or Nasdaq during the period of the Offer depending on the change in circumstance of such parties.

Commitments to Acquire Shares

BRP has no agreements, commitments or understandings to purchase Shares other than pursuant to the Offer. To the knowledge of the Company, after reasonable inquiry, aside from purchases through the exercise of stock options, no person or company referred to in this Circular under Section 9 of the Circular “Interest of Directors and Officers – Ownership of BRP’s Securities” has any agreement, commitment or understanding to acquire securities of the Company.

Benefits from the Offer

Except as described or referred to in the Offer, no person or company named under Section 9 of the Circular “Interest of Directors and Officers – Ownership of BRP’s Securities” will receive any direct or indirect benefit from accepting or refusing to accept the Offer other than the Purchase Price for any Shares purchased by the Company in accordance with the terms of the Offer and any benefit available to any Shareholder who does or does not participate in the Offer. See Section 3 of the Circular, “Purpose and Effect of the Offer”.

Contracts, Arrangements or Understandings with Shareholders

Except as described or referred to in the Offer, there are no contracts, arrangements or understandings, formal or informal, made or proposed to be made between the Company and any holder of any securities of the Company in relation to the Offer.

11.	MATERIAL CHANGES IN THE AFFAIRS OF THE COMPANY

Except as described or referred to in the Offer or as otherwise publicly disclosed, the Company is not aware of any plans or proposals for material changes in the affairs of the Company, or of any undisclosed material changes, that have occurred since June 3, 2021, the date on which the Company’s most recent interim financial report was filed by the Company with the Canadian securities regulatory authorities, which may be accessed on SEDAR’s website at www.sedar.com and on EDGAR’s website at www.sec.com.

12.	PRIOR VALUATIONS AND BONA FIDE OFFERS

To the knowledge of the directors and officers of the Company, after reasonable inquiry, no “prior valuation” (as defined in MI 61-101) in respect of the Company has been made in the 24 months before the date hereof. No bona fide prior offer that relates to the Shares or is otherwise relevant to the Offer has been received by the Company during the 24 months preceding the date of the Offer.

13.	INCOME TAX CONSIDERATIONS

Certain Canadian Federal Income Tax Considerations

The Company has been advised by Stikeman Elliott LLP that the following summary describes certain of the principal Canadian federal income tax considerations pursuant to the Tax Act generally applicable, as at the date hereof, to a disposition of Shares pursuant to the Offer.

This summary is based on the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and counsel’s understanding of the current administrative policies and assessing practices of the CRA published in writing prior to the date hereof. This summary assumes that the Proposed Amendments will be enacted in the form currently proposed. No assurances can be given that the Proposed Amendments will be enacted as currently proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policies or assessing practices, whether by judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is not applicable to a Shareholder: (i) that is a “financial institution”, (ii) that is a “specified financial institution”, (iii) an interest in which is a “tax shelter investment”, (iv) that reports its “Canadian tax results” in a currency other than Canadian dollars, or (v) that has entered into a “derivative forward agreement” or a “dividend rental arrangement” in respect of the Shares, as each of those terms is defined in the Tax Act. This summary is also not applicable to a Shareholder that acquired Shares pursuant to the exercise of an employee stock option and who disposes of such Shares pursuant to the Offer. Such Shareholders should consult their own tax advisors regarding their particular circumstances.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not, and should not be construed as, legal or tax advice to any particular Shareholder and no representations with respect to Canadian federal income tax consequences to any particular Shareholder are made. Accordingly, Shareholders are urged to consult their own tax advisors with respect to their particular circumstances.

Having regard to the deemed dividend tax treatment (including Canadian withholding tax for non-residents of Canada) described below on a disposition of Shares pursuant to the Offer as opposed to capital gains (or capital loss) treatment which would generally apply to a disposition in the market, Shareholders who wish to dispose of their Shares and who are not generally exempt from Canadian federal income tax should consult their tax advisors regarding the disposition of their Shares in the market as an alternative to disposing of their Shares pursuant to the Offer, in order that capital gains (or capital loss) treatment apply on the disposition of their Shares.

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition or deemed disposition of Shares must be expressed in Canadian dollars. This summary assumes that at all relevant times the Shares will be listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX).

Residents of Canada

This portion of the summary is applicable to a Shareholder who, at all relevant times for the purposes of the Tax Act (i) is or is deemed to be a resident of Canada, (ii) deals at arm’s length with BRP and is not affiliated with BRP, (iii) is not exempt from tax under Part I of the Tax Act, and (iv) holds its Shares as capital property (a “Resident Shareholder”). Generally, Shares will be considered to be capital property to a Resident Shareholder provided that the Resident Shareholder does not hold the Shares in the course of carrying on a business and has not acquired the Shares in one or more transactions considered to be an adventure or concern in the nature of trade. A Resident Shareholder whose Shares might not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election under subsection 39(4) of the Tax Act to have the Shares and every other “Canadian security”, as defined in the Tax Act, owned by such Resident Shareholder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Resident Shareholders are advised to consult their own tax advisors to determine if this election is appropriate in their particular circumstances.

A Resident Shareholder who disposes of Shares pursuant to the Offer will be deemed to receive a taxable dividend on a separate class of shares comprising the Shares so sold equal to the excess of the amount paid by BRP for the Shares, being the Purchase Price, over their paid-up capital for purposes of the Tax Act. BRP estimates that on the Expiration Date the paid-up capital per Share should not exceed $4.18 for purposes of the Tax Act. As a result, BRP expects that a Resident Shareholder who disposes of Shares under the Offer will be deemed to receive a taxable dividend. The exact quantum of the deemed dividend cannot be guaranteed.

Any dividend deemed to be received by a Resident Shareholder who is an individual will be subject to gross-up and dividend tax credit rules applicable to taxable dividends received by Canadian resident individuals from a taxable Canadian corporation, including the enhanced gross-up and dividend tax credit with respect to eligible dividend, if applicable. There may be limitations on the ability of a corporation to designate dividends as eligible dividends. BRP intends to designate the maximum amount, as permitted without creating taxes for BRP under the Tax Act, of the deemed dividend as an eligible dividend.

Subject to the application of subsection 55(2) of the Tax Act, as described below, any dividend deemed to be received by a Resident Shareholder that is a corporation will be included in computing such Resident Shareholder’s income as a dividend, and will ordinarily be deductible in computing its taxable income subject also to all other limitations under the Tax Act. To the extent that such a deduction is available, private corporations (as defined in the Tax Act) and certain other corporations may be liable to pay tax under Part IV of the Tax Act at a rate of 38 1/3% of the amount of the deemed dividend. This additional tax may be refundable in certain circumstances.

Under subsection 55(2) of the Tax Act, a Resident Shareholder that is a corporation may be required to treat all or a portion of any deemed dividend that is deductible in computing taxable income as proceeds of disposition of capital property and not as a dividend where the Resident Shareholder would have realized a capital gain if it disposed of any

Share at fair market value immediately before the disposition of Shares to BRP, the disposition to BRP resulted in a significant reduction in such capital gain and the dividend exceeds the “safe income” in respect of the particular Share that could reasonably be considered to contribute to such capital gain. Subsection 55(2) of the Tax Act does not apply to the portion of the taxable dividend subject to tax under Part IV of the Tax Act that is not refunded under the circumstances specified in subsection 55(2) of the Tax Act. The application of subsection 55(2) of the Tax Act involves a number of factual considerations that will differ for each Resident Shareholder and a Resident Shareholder to whom it may be relevant is urged to consult its own tax advisors concerning its application having regard to its particular circumstances.

The amount paid by BRP under the Offer for the Shares less any amount deemed to be received by the Resident Shareholder as a dividend (after the application of subsection 55(2) of the Tax Act, if applicable, in the case of a corporate Resident Shareholder) will be treated as proceeds of disposition of the Shares. The Resident Shareholder will realize a capital gain (or capital loss) on the disposition of the Shares equal to the amount by which the Resident Shareholder’s proceeds of disposition, net of any costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Shareholder of the Shares sold to BRP pursuant to the Offer.

Generally, a Resident Shareholder will be required to include in computing its income for a taxation year one-half of any capital gain (a “taxable capital gain”) realized by it in that year. A Resident Shareholder must generally deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Shareholder in that year, and any excess may generally be applied to reduce taxable capital gains realized by the Resident Shareholder in the three preceding taxation years or in any subsequent taxation year to the extent and under the circumstances specified in the Tax Act.

The amount of a capital loss realized on the disposition of a Share by a Resident Shareholder that is a corporation should, to the extent and under the circumstances specified in the Tax Act, be reduced by the amount of dividends received or deemed to be received on the Shares (including any dividends deemed to be received as a result of the disposition of Shares to BRP under the Offer). Similar rules may apply where Shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Shareholders who may be affected by these rules are urged to consult with their own tax advisors in this regard.

A Resident Shareholder who is an individual (other than a trust) and has realized a capital loss on the disposition of Shares pursuant to the Offer could have all or a portion of that loss denied under the “superficial loss” rules set out in the Tax Act. In general, these rules apply where such Resident Shareholder or a person affiliated with such Resident Shareholder has acquired Shares in the period beginning 30 days before the disposition of Shares pursuant to the Offer and ending 30 days after the disposition of Shares pursuant to the Offer, and such acquired Shares are owned by such Resident Shareholder or by a person affiliated with such Resident Shareholder at the end of such period. Resident Shareholders are urged to consult their own tax advisors with respect to the “superficial loss” rules.

A Resident Shareholder that is a corporation or trust and has realized a capital loss on the disposition of Shares pursuant to the Offer could have all or a portion of that loss denied under the “stop-loss” rules set out in the Tax Act. In general, these rules apply where such Resident Shareholder or a person affiliated with such Resident Shareholder has acquired Shares in the period beginning 30 days before the disposition of Shares pursuant to the Offer and ending 30 days after the disposition of Shares pursuant to the Offer, and such acquired Shares are owned by such Resident Shareholder or by a person affiliated with such Resident Shareholder at the end of such period. Resident Shareholders are urged to consult their own tax advisors with respect to the “stop-loss” rules.

A Resident Shareholder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) throughout the year may be liable to pay an additional tax on its “aggregate investment income” for the year, which is defined to include an amount in respect of taxable capital gains. This additional tax may be refundable in certain circumstances.

A Resident Shareholder who is an individual or a trust (other than certain specified trusts), who realizes a capital gain or who is deemed to receive a dividend on the disposition of Shares pursuant to the Offer may be subject to alternative minimum tax under the Tax Act. Such Resident Shareholders should consult their own tax advisors with respect to the alternative minimum tax rules set out in the Tax Act.

Non-Residents of Canada

This portion of the summary is applicable to a Shareholder who, at all relevant times for purposes of the Tax Act: (i) is not resident or deemed to be resident in Canada, (ii) does not use or hold, and is not deemed to use or hold, its Shares in connection with carrying on a business in Canada, (iii) has not, either alone or in combination with persons with whom the Shareholder does not deal at arm’s length and partnerships in which the Shareholder and any such non-arm’s length persons hold a membership interest directly or indirectly through one or more partnerships, owned (or had an option to acquire) 25% or more of the issued shares of any class or series of the capital stock of BRP at any time within a 60-month period preceding the disposition of the Shares under the Offer, and whose Shares are not otherwise deemed to be “taxable Canadian property” (as defined in the Tax Act), (iv) deals at arm’s length with BRP and is not affiliated with BRP, and (v) is not an insurer that carries on an insurance business in Canada and elsewhere (a “Non-Resident Shareholder”).

A Non-Resident Shareholder who disposes of Shares pursuant to the Offer will be deemed to receive a dividend equal to the excess of the amount paid by BRP for the Shares, being the Purchase Price, over their paid-up capital for Canadian income tax purposes. As a result, BRP expects that Non-Resident Shareholders who disposes of Shares under the Offer will be deemed to receive a dividend. BRP estimates that on the Expiration Date the paid-up capital per Share should not exceed $4.18 for purposes of the Tax Act. The exact quantum of the deemed dividend cannot be guaranteed. Any such dividend will be subject to Canadian withholding tax at a rate of 25% or such lower rate as may be provided under the terms of an applicable Canadian tax treaty.

A Non-Resident Shareholder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of a Share pursuant to the Offer.

Certain United States Federal Income Tax Considerations

The following discussion describes certain material U.S. federal income tax consequences of the Offer to Shareholders whose securities are properly tendered and accepted for payment pursuant to the Offer. Those Shareholders who do not participate in the Offer will not incur any U.S. federal income tax liability as a result of the Offer.

This discussion is based upon the provisions of the Code, existing final and temporary regulations promulgated thereunder (the “Treasury Regulations”), and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the U.S. federal income tax consequences to vary substantially from those described below.

This discussion applies only to U.S. Holders (as defined below) of the Company’s Shares that own the Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment), and does not comment on all aspects of U.S. federal income taxation that may be important to certain Shareholders in light of their particular circumstances, such as Shareholders subject to special tax rules (e.g., banks and other financial institutions, brokers, dealers or traders in securities or commodities, insurance companies, regulated investment companies, real estate investment trusts, traders that elect to mark-to-market their securities, certain expatriates or former long-term residents of the United States, personal holding companies, “S” corporations, U.S. expatriates, tax-exempt organizations, tax-qualified retirement plans, persons that own 10% or more of the Company’s voting stock, persons who are subject to alternative minimum tax, persons who hold Shares as a position in a “straddle” or as part of a “hedging,” “conversion” or “integrated” transaction, persons that have a functional currency other than the U.S. dollar, controlled foreign corporations, passive foreign investment companies, or persons who acquired Shares through the exercise of employee stock options or otherwise as compensation for services). If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a Shareholder, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships or partners in a partnership holding Shares should consult their own tax advisors regarding the tax consequences of participating in the Offer. In addition, the discussion assumes that the provisions of Section 5881 of the Code are not applicable to any payments made pursuant to the Offer.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE OFFER. SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX LAWS) OF THE OFFER.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Shares that is, for U.S. federal income tax purposes: (i) a U.S. citizen or U.S. resident alien, (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized under the laws of the United States, any State thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (iv) a trust that either is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions or has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Characterization of the Purchase — Distribution vs. Sale Treatment

The purchase of Shares from a U.S. Holder pursuant to the Offer generally will be a taxable transaction for U.S. federal income tax purposes. As a consequence of any such purchase, a U.S. Holder will, depending on the U.S. Holder’s particular circumstances, be treated either as having sold its Shares or as having received a distribution in respect of such Shares. The purchase will be treated as a sale if a U.S. Holder meets at least one of the three tests discussed below (the “Section 302 tests”). The purchase will be treated as a distribution if the U.S. Holder does not satisfy any of the Section 302 tests.

Section 302 Tests — Determination of Sale or Distribution Treatment

The purchase of Shares pursuant to the Offer will be treated as a sale of the Shares by a U.S. Holder if any of the following Section 302 tests is satisfied:

•	as a result of the purchase, there is a “complete redemption” of the U.S. Holder’s equity interest in the Company;

•	as a result of the purchase, there is a “substantially disproportionate” reduction in the U.S. Holder’s equity interest in the Company; or

•	the receipt of cash by the U.S. Holder is “not essentially equivalent to a dividend”.

These tests are described more fully below.

For purposes of the Section 302 tests, the constructive ownership rules of Section 318 of the Code generally apply. As a result, a U.S. Holder is treated as owning not only stock of the Company actually owned by such holder but also stock of the Company actually (and in some cases constructively) owned by certain related entities and individuals. Under the constructive ownership rules, a U.S. Holder will be considered to own stock of the Company owned, directly or indirectly, by certain members of the holder’s family and certain entities (such as corporations, partnerships, trusts and estates) in which the U.S. Holder has an equity interest or (in the case of a U.S. Holder that is itself an entity) which have an interest in the U.S Holder, as well as certain stock of the Company which the U.S. Holder has an option to acquire or can acquire by exchange of a convertible security. U.S. Holders should consult their own tax advisors with respect to the operation of these constructive ownership rules.

The purchase of Shares pursuant to the Offer will result in a “complete redemption” of a U.S. Holder’s equity interest in the Company for purposes of the Section 302 tests, if, immediately after such purchase, such U.S. Holder owns, actually and constructively, no stock of the Company. In applying the “complete redemption” test, U.S. Holders may be able to waive the application of constructive ownership through the family attribution rules, provided that such U.S. Holders comply with the provisions of Section 302(c)(2) of the Code and applicable U.S. Treasury Regulations. U.S. Holders wishing to satisfy the “complete redemption” test through satisfaction of the special conditions set forth in Section 302(c)(2) of the Code should consult their tax advisors concerning the mechanics and desirability of those conditions.

In general, the purchase of a U.S. Holder’s Shares pursuant to the Offer will be “substantially disproportionate” as to a U.S. Holder for purposes of the Section 302 tests if, immediately after the purchase, the percentage of the outstanding voting stock of the Company that the U.S. Holder actually and constructively owns is less than 80% of the percentage of the outstanding voting stock of the Company actually and constructively owned by such U.S. Holder immediately before the purchase and, immediately following the exchange, such U.S. Holder actually and constructively owns less than 50% of the total combined voting power of the Company.

The purchase of a U.S. Holder’s Shares pursuant to the Offer will be treated as “not essentially equivalent to a dividend” for purposes of the Section 302 tests if it results in a “meaningful reduction” in the U.S. Holder’s proportionate interest in the Company, given the U.S. Holder’s particular facts and circumstances. The IRS has indicated in a published ruling that even a small reduction in the percentage interest of a Shareholder whose relative stock interest in a publicly held corporation is minimal after taking into account the constructive ownership rules of Section 318 of the Code, and who exercises no control over corporate affairs should constitute a “meaningful reduction”. U.S. Holders who intend to qualify for sale treatment by demonstrating that the proceeds received from the Company are “not essentially equivalent to a dividend” should consult their tax advisors to determine the possibility of satisfying this test.

The Company cannot predict whether any particular U.S. Holder will be subject to sale or distribution treatment.

Each U.S. Holder should be aware that because proration may occur in the Offer, even if all of the Shares actually and constructively owned by a U.S. Holder are tendered pursuant to the Offer and the U.S. Holder does not actually or constructively own any other stock of the Company, fewer than all of such Shares may be purchased by the Company. Also, a tendering U.S. Holder may not be able to satisfy one of the Section 302 Tests because of contemporaneous acquisitions of shares by such U.S. Holder or a related party whose shares are attributed to such U.S. Holder. Consequently, the Company cannot provide assurances that a sufficient number of any particular U.S. Holder’s Shares will be purchased to ensure that this purchase will be treated as a sale, rather than as a distribution, for U.S. federal income tax purposes.

Treatment of a Distribution in Respect of Shares.

Subject to the PFIC rules discussed below, if a U.S. Holder does not satisfy any of the Section 302 tests described above, the full amount received by the U.S. Holder pursuant to the Offer will be treated as a distribution to the U.S. Holder with respect to the U.S. Holder’s Shares. The tax basis of the U.S. Holder’s sold shares will be added to the tax basis of such holder’s remaining shares. To the extent of the Company’s current and accumulated earnings and profits allocated to the U.S. Holder’s Shares, as determined under U.S. federal income tax principles, this distribution generally will be treated as a dividend. Such a dividend would be includible in the U.S. Holder’s gross income as ordinary income without reduction for the tax basis of the Shares exchanged, and no current loss would be recognized.

Non-corporate U.S. Holders generally will be subject to U.S. federal income tax at a maximum rate of 20% with respect to any such dividend income, provided that (1) the shares are readily tradable on an established securities market in the United States or the Company is eligible for benefits under a comprehensive United States income tax treaty which the IRS has approved for these purposes, (2) the Company is not a “passive foreign investment company” (“PFIC”) in the taxable year in which such dividends are paid or in the preceding taxable year, (3) such U.S. Holder satisfies a holding period requirement and (4) such U.S. Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make payments with respect to positions in substantially similar or related property. The Company believes that the shares are readily tradable on an established securities market in the United States.

A dividend received by a corporate U.S. Holder may be (1) eligible for a dividends-received deduction (subject to applicable exceptions and limitations) and (2) subject to the “extraordinary dividend” provisions of Section 1059 of the Code. Corporate shareholders should consult their own tax advisors regarding the U.S. federal tax consequences of the Offer in relation to their particular facts and circumstances.

Amounts treated as a dividend will be treated as foreign source income for U.S. federal income tax purposes. Subject to various limitations, a U.S. Holder may elect to claim a foreign tax credit against its United States federal income tax liability for Canadian income tax paid with respect to any such dividend income. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any amount treated as a dividend will generally be categorized as “passive category income” for United States foreign tax credit purposes. U.S. Holders who do not elect to claim the foreign tax credit may instead claim a deduction for Canadian income tax paid, but only for a year in which the U.S. Holder elects to do so with respect to all foreign income taxes. A deduction does not reduce the United States tax on a dollar-for-dollar basis like a tax credit. The deduction, however, is not subject to the same limitations applicable to foreign tax credits. The rules relating to the foreign tax credit determination are complex. Accordingly, U.S. Holders should consult their own tax advisors to determine whether and to what extent they may be entitled to the credit.

Distributions in excess of the Company’s current and accumulated earnings and profits allocated to the U.S. Holder’s Shares will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its Shares and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Holder has held the Shares for more than one year. See, however, the discussion of the PFIC rules below, which could materially alter this treatment.

The Company does not maintain and will not report calculations of its earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. Holders should consult their tax advisors as to whether all or any part of the payment received from the Company should be treated as a dividend.

Treatment of a Sale of Shares

Subject to the PFIC rules discussed below, a U.S. Holder that satisfies any of the Section 302 tests described above will be treated as having sold the Shares purchased by the Company pursuant to the Offer and generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received under the Offer and the U.S. Holder’s adjusted tax basis in such Shares. The gain or loss recognized generally will be treated as (i) long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year as of the date of the

Company’s purchase pursuant to the Offer and (ii) U.S. source income or loss, as applicable, for foreign tax credit purposes. Consequently, a U.S. Holder may not be able to credit any Canadian tax imposed on the sale of shares unless such credit can be applied (subject to applicable limitations) against tax due on other foreign source income.

Certain U.S. Holders, including individuals, may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations (including the “wash sale” rules under the Code). A U.S. Holder must calculate gain or loss separately for each block of Shares (generally, Shares acquired at the same cost in a single transaction). A U.S. Holder may be able to designate which blocks of Shares it wishes to tender and the order in which different blocks will be purchased in the event that less than all of its Shares are tendered. U.S. Holders should consult their tax advisors concerning the mechanics and desirability of that designation.

Medicare Surtax

U.S. Holders who are individuals, estates or trusts and whose income exceeds certain thresholds will also be required to pay (in addition to U.S. federal income tax) a 3.8% Medicare surtax on net investment income, including dividends and gains from the sale or other taxable disposition of the Shares. U.S. Holders are urged to consult their tax advisers regarding whether the Medicare surtax will apply to them.

Reporting Requirement for Significant Holders

A U.S. Holder that is considered a “significant holder” within the meaning of U.S. Treasury Regulation Section 1.302-2(b) who exchanges Shares for cash pursuant to the Offer may be required to comply with the reporting requirements of such regulation.

Passive Foreign Investment Company

Generally, a PFIC is a non-U.S. corporation that, in any tax year, receives passive income in an amount equal to 75% or more of its gross income or holds assets for the production of passive income representing 50% or more of the average quarterly value of its assets determined, broadly speaking, on a consolidated basis with its subsidiaries. A company’s status as a PFIC must be determined every year based on the income, assets and operations of the company for that year. Because this is a factual determination that must be made annually, no assurance can be provided that the Company will not be a PFIC in the current or any future year.

If the Company is treated as a PFIC in any year in which a U.S. Holder has held its shares, certain adverse consequences could apply to payments made with respect to the Offer, including (1) that gain on the disposition of shares could be treated as ordinary income and subject to additional tax in the nature of interest, (2) amounts treated as distributions on the shares may fail to qualify for the preferential rates of taxation and (3) additional reporting requirements may apply to U.S. Holders. U.S. Holders should consult with their tax advisors as to the effect of these rules on their tender of shares pursuant to the Offer.

Backup Withholding and Information Reporting

The sale by a U.S. holder of Shares pursuant to the Offer may be subject to information reporting requirements. Additionally, backup withholding may apply to the purchase price for Shares paid pursuant to the Offer to a non-corporate U.S. holder that fails to provide an accurate taxpayer identification number, is notified by the IRS that the holder has failed to report all interest and dividends required to be shown on the holder’s federal income tax returns, or, in certain circumstances, fails to comply with applicable certification requirements. A U.S. holder generally may obtain a refund of amounts withheld under the backup withholding rules that exceed the U.S. holder’s income tax liability by filing a refund claim with the IRS.

THIS DISCUSSION IS GENERAL IN NATURE AND DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR SHAREHOLDER IN LIGHT OF THE SHAREHOLDER’S PARTICULAR CIRCUMSTANCES, OR TO CERTAIN TYPES OF SHAREHOLDERS SUBJECT TO SPECIAL TREATMENT UNDER U.S. FEDERAL INCOME TAX LAWS. YOU ARE ADVISED TO CONSULT WITH YOUR OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

14.	LEGAL MATTERS AND REGULATORY APPROVALS

BRP is not aware of any license or regulatory permit that is material to the Company’s business that might be adversely affected by the Company’s acquisition of Shares pursuant to the Offer or, except as noted below, of any approval or other action by any government or governmental, administrative or regulatory authority or agency in any jurisdiction, that would be required for the acquisition of Shares by the Company pursuant to the Offer and that has not been obtained on or before the date hereof. Should any such approval or other action be required, the Company currently contemplates that such approval will be sought or other action will be taken. BRP cannot predict whether it may determine that it must delay the acceptance for payment of Shares deposited pursuant to the Offer pending the outcome of any such matter.

There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company’s business.

The Company is relying on the “liquid market exemption” specified in MI 61-101. Accordingly, the valuation requirements of securities regulatory authorities in Canada applicable to issuer bids generally are not applicable in connection with the Offer.

In order to facilitate the availability of Proportionate Tenders pursuant to the Offer, the Company has applied for the Securities Regulatory Relief. Accordingly, if the Securities Regulatory Relief is granted, in the event that BRP elects to extend the Offer, BRP will not take up or pay for any Shares until the expiry of such extension.

15.	SOURCE OF FUNDS

The Company expects to fund the purchase of Shares pursuant to the Offer, including all related fees and expenses, with available cash on hand.

16.	DEALER MANAGER

RBC Dominion Securities Inc. has been retained to serve as Dealer Manager in connection with the Offer. The Dealer Manager may communicate with investment dealers, stock brokers, commercial banks, trust companies and dealers with respect to the Offer. RBC Dominion Securities Inc. has also been retained as financial advisor in connection with the Offer and to provide a liquidity opinion.

17.	DEPOSITARY

BRP has appointed Computershare Investor Services Inc. to act as a depositary for, among other things, (a) the receipt of certificates representing Shares and Multiple Voting Shares and related Letters of Transmittal deposited under the Offer, (b) the receipt of Notices of Guaranteed Delivery delivered pursuant to the procedures for guaranteed delivery set forth in Section 5 of the Offer to Purchase, “Procedure for Depositing Shares and Multiple Voting Shares”, (c) the receipt from the Company of cash to be paid in consideration of the Shares acquired by the Company under the Offer, as agent for the depositing Shareholders, and (d) the transmittal of such cash to the depositing Shareholders, as agent for the depositing Shareholders, including the conversion of such cash from Canadian dollars to United States dollars for depositing Shareholders who elect to receive payment of the Purchase Price for their Shares in United States dollars. The Depositary may contact Shareholders by mail, telephone or facsimile and may request brokers, dealers and other nominee Shareholders to forward materials relating to the Offer to beneficial owners. The Depositary is not an affiliate of the Company and the Depositary acts as the Company’s transfer agent and registrar.

18.	FEES AND EXPENSES

RBC Dominion Securities Inc. has been retained by the Company to serve as Dealer Manager and financial advisor in connection with the Offer and to deliver a liquidity opinion in connection with the Offer to the Special Committee and Board of Directors for which it will receive a fee from BRP for its services. BRP has agreed to reimburse RBC Dominion Securities Inc. for certain reasonable out-of-pocket expenses incurred in connection with the Offer and to indemnify RBC Dominion Securities Inc. against certain liabilities to which it may become subject as a result of its engagement. None of the fees payable to RBC Dominion Securities Inc. are contingent upon the conclusions reached by RBC Dominion Securities Inc. in the liquidity opinion.

BRP has retained Computershare Investor Services Inc. to act as the Depositary in connection with the Offer. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under Canadian provincial and territorial securities laws.

BRP will not pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Company for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

BRP is expected to incur expenses of approximately $1,000,000 in connection with the Offer, which includes filing fees, advisory fees, the fees of RBC Dominion Securities Inc., Computershare Investor Services Inc., legal, translation, accounting, transfer agent and printing fees.

19.	CANADIAN STATUTORY RIGHTS

Securities legislation in the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

APPROVAL AND CERTIFICATE

June 18, 2021

The board of directors of BRP Inc. has approved the contents of the Offer to Purchase and the accompanying Issuer Bid Circular dated June 18, 2021, and the delivery thereto to Shareholders. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

(Signed) JOSÉ BOISJOLI José Boisjoli	(Signed) SÉBASTIEN MARTEL Sébastien Martel

President and	Chief Financial Officer
Chief Executive Officer

On behalf of the Board of Directors:

(Signed) MICHAEL HANLEY Michael Hanley	(Signed) ESTELLE MÉTAYER Estelle Métayer

Director	Director

CONSENT OF RBC DOMINION SECURITIES INC.

TO: The Board of Directors of BRP Inc.

We consent to the inclusion of our liquidity opinion dated June 14, 2021 as Schedule A to the Circular dated June 18, 2021, which schedule is incorporated by reference in the Circular and consent to the inclusion of our name and reference to our liquidity opinion in the sections titled “Purpose and Effect of the Offer – Liquidity of Market” and “Fees and Expenses” of the Circular. Our liquidity opinion was given as at June 14, 2021 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the directors of BRP Inc. will be entitled to rely upon our opinion.

June 18, 2021

(Signed) RBC Dominion Securities Inc.

RBC Dominion Securities Inc.

CONSENT OF STIKEMAN ELLIOTT LLP

TO: The Board of Directors of BRP Inc.

We consent to the inclusion of our name and reference to our opinion in the section titled “Income Tax Considerations” in the Circular dated June 18, 2021.

June 18, 2021

(Signed) Stikeman Elliott LLP

Stikeman Elliott LLP

SCHEDULE A

LIQUIDITY OPINION OF RBC DOMINION SECURITIES INC.

See Attached.

I

RBC Dominion Securities Inc. Royal Bank Plaza, P.O. Box 50 200 Bay Street, South Tower Toronto, Ontario M5J 2W7 Telephone: 416-842-2000

June 14, 2021

The Board of Directors

BRP Inc.

726 Saint-Joseph Street

Valcourt, Québec

Canada, J0E 2L0

To the Board:

RBC Dominion Securities Inc. (“RBC”, “we” or “us”), a member company of RBC Capital Markets, understands that BRP Inc. (the “Company”) is proposing to make a substantial issuer bid (the “Substantial Issuer Bid”) to acquire up to $350,000,000 in value of the subordinate voting shares (the “Shares”) of the Company by way of a combination of a modified Dutch Auction and a proportionate tender at a price not less than $94.00 per Share and not more than $113.00 per Share. Holders of multiple voting shares (“Multiple Voting Shares”) will be entitled to participate by depositing their Multiple Voting Shares and the Multiple Voting Shares taken up by the Company will be converted into Shares on a one-for-one basis immediately prior to the take up. Beaudier Inc. (“Beaudier”) and 4338618 Canada Inc. (“4338618” and collectively with Beaudier, “Beaudier Group”) are the beneficial owners of 13,969,719 and 9,312,509 Multiple Voting Shares, respectively, which in the aggregate represent approximately 27.7% of all issued and outstanding Shares and Multiple Voting Shares. RBC understands that Beaudier Group has advised the Company that they intend to make proportionate tenders that will result in them maintaining proportionate equity ownership in the Company following the completion of the Substantial Issuer Bid. RBC also understands that the terms and conditions of the Substantial Issuer Bid will be set forth in an offer to purchase and issuer bid circular to be dated June 18, 2021 and mailed to the holders of the Shares and Multiple Voting Shares in connection with the Substantial Issuer Bid (the “Offer to Purchase”). The terms used herein which are used or defined in the Offer to Purchase and not otherwise defined herein will have the same meaning as used in the Offer to Purchase.

RBC has been retained by a special committee composed of independent directors (the “Special Committee”) of the Company to act as its exclusive financial advisor in connection with the Substantial Issuer Bid and to prepare and deliver to the Board of Directors of the Company (the “Board”) RBC’s opinion (the “Opinion”) as to whether, as of the date hereof, (i) a liquid market for the Shares exists, and (ii) it is reasonable to conclude that, following the completion of the Substantial Issuer Bid, there will be a market for holders of the Shares who do not tender to the Substantial Issuer Bid that is not materially less liquid than the market that existed at the time of the making of the Substantial Issuer Bid. The Board has, on a voluntary basis, obtained the Opinion from RBC notwithstanding that such opinion is not required pursuant to Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”). In addition, RBC has been retained by the Special Committee to act as dealer manager (“Dealer Manager”) in connection with the Substantial Issuer Bid.

Engagement

RBC was formally engaged by the Special Committee through an agreement between the Special Committee and RBC (the “Engagement Agreement”) dated as of June 8, 2021. The terms of the Engagement Agreement provide that RBC is to be paid a fee for its services as financial advisor and Dealer Manager, including fees that are contingent on the successful completion of the Substantial Issuer Bid. In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances. RBC consents to the inclusion of the Opinion in its entirety and a summary thereof in the Offer to Purchase to be mailed to holders of Shares and to the filing itself, as necessary, by the Company with the securities commissions or similar regulatory authorities in each province of Canada and in the United States.

RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the Shares or other securities of the Company, or any of its associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company or the Substantial Issuer Bid.

Credentials of RBC Capital Markets

RBC is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the United States and internationally. The Opinion expressed herein represents the opinion of RBC and the form and content herein have been approved for release by a committee of its managing directors, each of whom is experienced in merger, acquisition, divestiture and opinion matters.

Scope of Review

In connection with our Opinion, we have reviewed and relied upon or carried out, among other things, the following:

1.	the most recent draft of the Offer to Purchase (the “Draft Offer to Purchase”), dated June 11, 2021;
2.	the trading activity, volumes, and price history of the Shares on the Toronto Stock Exchange and other alternative trading venues;
3.	the profile of the distribution and ownership of the Shares, to the extent publicly disclosed or provided to us by the Company;
4.	the number of Shares proposed to be purchased under the Substantial Issuer Bid relative to the total number of Shares issued and outstanding;
5.	public information with respect to the Company, the Shares and Multiple Voting Shares;
6.	the definition of “liquid market” as outlined in MI 61-101 and certain other parameters in MI 61-101;
7.	certain precedent issuer bids that were considered relevant;
8.	discussions with senior management of the Company; and
9.	such other corporate, industry, and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.

Assumptions and Limitations

With the Board’s approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy, and fair representation of all of the financial and other information, data, advice, opinions, or representations obtained by it from public sources, senior management of the Company, and their consultants and advisors (collectively, the “Information”). The Opinion is conditional upon such completeness, accuracy, and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy, or fair representation of any of the Information.

Senior officers of the Company have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Information provided orally by, or in the presence of, an officer or employee of the Company or in writing by the Company, any of its affiliates (as such term is defined in National Instrument 62-104 Take-Over Bids and Issuer Bids of the Canadian Securities Administrators) or any of their respective agents or advisors, for the purpose of preparing the Opinion was at the date provided to RBC, and is at the date hereof complete, true and correct in all material respects, and did not and does not contain any untrue statement of material fact, and did not and does not omit to state any material fact necessary to make such Information or any statement contained therein, not misleading in light of the circumstances under which the Information was provided to RBC, and (ii) since the dates on which the Information was provided to RBC, except as disclosed in writing to RBC, there has been no material change or change in material facts, financial or otherwise, which might reasonably be considered material to the Opinion.

In preparing the Opinion, RBC has made several assumptions, including that all of the conditions required to implement the Substantial Issuer Bid will be met, that there will be no significant change in the holdings of the Shares other than as a result of the Substantial Issuer Bid and that the disclosure provided or incorporated by reference in the Draft Offer to Purchase with respect to the Company, its subsidiaries and affiliates and the Substantial Issuer Bid is accurate in all material respects.

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and conditions affecting the Company and the Shares at the date hereof.

The Opinion has been provided for the use of the Board and may not be used by any other person or relied upon by any other person other than the Board without the express prior written consent of RBC. The Opinion is given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to RBC’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, RBC reserves the right to change, modify, or withdraw the Opinion.

RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Opinion is not to be construed as a recommendation to any holder of Shares as to whether to tender their Shares to the Substantial Issuer Bid, or as an opinion, from a financial point of view, of the consideration offered to the shareholders pursuant to the Substantial Issuer Bid or as a formal valuation of the Company or any of its securities or assets.

For purposes of the Opinion, the phrase “liquid market” has the meaning ascribed thereto in MI 61-101.

Conclusion

Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, (i) a liquid market for the Shares exists, and (ii) it is reasonable to conclude that, following the completion of the Substantial Issuer Bid, there will be a market for holders of the Shares who do not tender to the Substantial Issuer Bid that is not materially less liquid than the market that existed at the time of the making of the Substantial Issuer Bid.

Yours very truly,

RBC DOMINION SECURITIES INC.

The Letter of Transmittal, certificates for Shares and Multiple Voting Shares, any other required documents and, if applicable, the Notice of Guaranteed Delivery, must be sent or delivered by each depositing Shareholder or the depositing Shareholder’s investment dealer, stock broker, bank, trust company or other nominee to the Depositary at its address specified below.

Office of the Depositary, for the Offer:

COMPUTERSHARE INVESTOR SERVICES INC.

By Regular Mail

Computershare Investor Services Inc.

P.O. Box 7021

31 Adelaide Street East

Toronto, ON  M5C 3H2

Attention: Corporate Actions

Telephone (outside North America): 1 (514) 982-7555

Toll Free (within North America): 1 (800) 564-6253

Email: corporateactions@computershare.com

By Registered Mail, Hand or Courier

100 University Avenue

8th Floor

Toronto, ON  M5J 2Y1

Attention: Corporate Actions

Any questions or requests for assistance regarding the Offer may be directed to the Depositary at the addresses and telephone numbers and email specified above. Shareholders also may contact their investment dealer, stock broker, bank, trust company or other nominee for assistance concerning the Offer. Additional copies of the Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary. Manually executed photocopies of the Letter of Transmittal will be accepted.

The Dealer Manager for the Offer is:

RBC Dominion Securities Inc.

Toll Free: 1 (855) 214-1269

The Instructions accompanying the Letter of Transmittal should be read carefully before completing this Letter of Transmittal. Please contact the Depositary or the Dealer Manager or your investment dealer, stock broker, bank, trust company or other financial advisor if you have any questions or require assistance in completing this Letter of Transmittal.

Offer to purchase for cash up to C$350,000,000 in value

of subordinate voting shares of BRP INC. at a purchase price of not less than C$94.00 and not more than C$113.00 per subordinate voting share

LETTER OF TRANSMITTAL

To be used to Deposit

Subordinate Voting Shares and Multiple Voting Shares

of

BRP INC.

Pursuant to the Offer (as defined herein)

Dated June 18, 2021

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 11:59 P.M. (MONTREAL TIME) ON JULY 23, 2021 UNLESS THE OFFER IS WITHDRAWN, EXTENDED OR VARIED BY THE COMPANY (THE “EXPIRATION DATE”)
The Depositary is:
COMPUTERSHARE INVESTOR SERVICES INC. Telephone: 1 (514) 982-7555 Toll Free: 1 (800) 564-6253 Email: corporateactions@computershare.com
By Mail Computershare Investor Services Inc. P.O. Box 7021 31 Adelaide Street East Toronto, ON M5C 3H2 Attention: Corporate Actions	By Hand, Registered Mail or by Courier: Computershare Investor Services Inc. 100 University Avenue, 8th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions

This Letter of Transmittal is to be used only if certificates for Shares and Multiple Voting Shares (as defined below) are to be forwarded with it pursuant to Section 5 of the Offer or if Shares or Multiple Voting Shares are held through the Direct Registration System (“DRS”) held by the Company’s transfer agent.

This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany the certificates for the subordinate voting shares (the ”Shares”) and certificates for the multiple voting shares (the “Multiple Voting Shares”) of BRP Inc. (“BRP” or the ”Company”) deposited pursuant to the offer to purchase dated June 18, 2021 (together with any amendments, supplements or variations thereto, the ”Offer”) and must be delivered or sent to and received by Computershare Investor Services Inc. (the “Depositary”) at one of the addresses set forth above on or prior to the Expiration Date.

PLEASE NOTE HOWEVER, THAT IF YOU HOLD YOUR SHARES (UNCERTIFICATED) THROUGH DRS, YOU ARE ONLY REQUIRED TO COMPLETE THIS LETTER OF TRANSMITTAL AND MAIL IT BACK TO THE DEPOSITARY.

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used and not defined in this Letter of Transmittal have the meanings ascribed to them in the Offer that accompanies this Letter of Transmittal and the accompanying issuer bid circular dated June 18, 2021. In the case of any inconsistency between the terms of this Letter of Transmittal and the Offer, the terms of the Offer shall prevail. Shareholders should carefully consider the income tax consequences of having Shares being purchased under the Offer. See Section 13, “Income Tax Considerations” of the issuer bid circular relating to the Offer (the “Circular”) accompanying this Letter of Transmittal. Please also read carefully the instructions set forth below before completing this Letter of Transmittal.

All references to “$” and “dollars” in this Letter of Transmittal mean Canadian dollars and all references to “U.S. dollars” in this Letter of Transmittal mean United States dollars, unless otherwise indicated.

Shareholders whose certificates are not immediately available or who cannot deliver their certificates and all other required documents with this Letter of Transmittal to the Depositary by the Expiration Date must deposit their Shares or Multiple Voting Shares according to the guaranteed delivery procedure set forth in Section 5 of the Offer, “Procedure for Depositing Shares and Multiple Voting Shares”. See Instruction 2 in this Letter of Transmittal.

A Shareholder who wishes to deposit Shares or Multiple Voting Shares under the Offer and who holds such shares through an investment dealer, stock broker, bank, trust company or other financial advisor should immediately contact such nominee in order to take the necessary steps to be able to deposit such shares under the Offer. See Section 5 of the Offer, “Procedure for Depositing Shares and Multiple Voting Shares”.

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN PROVIDED HEREIN DOES NOT CONSTITUTE A VALID DELIVERY.

TO:	BRP INC. (“BRP” or the “Company”)

AND TO:	Computershare Investor Services Inc. (the “Depositary”)

The undersigned deposits the enclosed certificate(s) for subordinate voting shares (the ”Shares”) or multiple voting shares (the ”Multiple Voting Shares”) and, subject to the conditions of the Offer regarding withdrawal, irrevocably accepts the Offer for such shares upon the terms and subject to the conditions contained in the Offer and the Circular and pursuant to this Letter of Transmittal and the instructions contained herein. The following are the details of the Shares and/or Multiple Voting Shares to be deposited:

NAME(S) OF REGISTERED OWNER(S) (Please Fill in Exactly as Name(s) Appear(s) on Share Certificate(s) or DRS Statement(s))

DESCRIPTION OF SHARES AND MULTIPLE VOTING SHARES DEPOSITED (Attach signed list if necessary)
Share Certificate Number(s) (except in the case of DRS holders*)	Number of shares Represented by Certificate(s) or held in DRS	Number of shares Deposited**

Subordinate Voting Shares:

Multiple Voting Shares:

TOTAL:

*	DRS holders do not need to provide certificates of Shares or Multiple Voting Shares, but need to complete this Letter of Transmittal.
**

If you wish to deposit fewer than all Shares and/or Multiple Voting Shares evidenced by any certificates or DRS position listed above, indicate in the third column the number of Shares or Multiple Voting Shares you wish to deposit. Otherwise, the number of Shares and Multiple Voting Shares evidenced by all certificates and DRS positions referenced above will be deemed to have been deposited. See Instruction 5 of this Letter of Transmittal. All Shareholders who make a Proportionate Tender must indicate the total number of Shares or Multiple Voting Shares they own in Box C “Proportionate Tender” below. A registered Shareholder who makes a Proportionate Tender must deposit either all of its Shares and Multiple Voting Shares or a sufficient number of Shares and Multiple Voting Shares to satisfy the Shareholder’s Proportionate Tender. This number of Shares or Multiple Voting Shares can be calculated by multiplying the total number of Shares or Multiple Voting Shares owned by the Shareholder by 0.0443 (rounded down to the nearest whole number of Shares or Multiple Voting Shares). A Shareholder who makes an invalid Proportionate Tender, including by tendering an insufficient number of Shares, will be deemed to have made a Purchase Price Tender.

SHAREHOLDERS SHOULD CAREFULLY CONSIDER THE INCOME TAX CONSEQUENCES OF DEPOSITING SHARES PURSUANT THE OFFER. SEE SECTION 13 CIRCULAR “INCOME TAX CONSIDERATIONS”.

This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany the certificates for the Shares or Multiple Voting Shares tendered pursuant to the Offer. Any financial institution that is a participant in CDS or DTC may make book-entry delivery of the Shares through the on-line tendering systems of such clearing systems pursuant to which book-entry transfers may be effected by causing the applicable clearing systems to transfer such shares into the Depositary’s account in accordance with such clearing system’s procedures for such transfer.

Subject to and effective upon acceptance for purchase of the Shares and/or Multiple Voting Shares deposited hereby in accordance with the terms of the Offer (it being understood that Multiple Voting Shares will be converted into Shares immediately prior to take up), the undersigned hereby sells, assigns and transfers to, or upon the order of BRP, all rights, title and interest in and to all Shares and/or Multiple Voting Shares deposited hereby pursuant to an Auction Tender or a Purchase Price Tender, or the portion of such Shares and/or Multiple Voting Shares subject to purchase pursuant to a Proportionate Tender, and in and to any and all rights, benefits and claims in respect thereof or arising, or having arisen as a result of the undersigned’s status as a Shareholder of BRP and in and to any and all distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred, or may be payable, issuable, distributable or transferable, on or in respect of such shares or any of them on or after the date upon which the Shares and/or Multiple Voting Shares are taken up and paid for pursuant to the Offer (the “Effective Time”), other than any dividends declared with a record date prior to the Effective Time and paid after the Effective Time, and hereby irrevocably constitutes and appoints the Depositary and any officer of BRP as attorney-in-fact of the undersigned with respect to such Shares effective from the Effective Time, with full power of substitution (such power of attorney being an irrevocable power coupled with an interest), to:

(a)

deliver certificates for such Shares and/or Multiple Voting Shares, together with all accompanying evidences of transfer and authenticity, to or upon the order, of BRP upon receipt by the Depositary, as the undersigned’s agent, of the Purchase Price (as defined below);

(b)	present certificates or DRS positions for such Shares for cancellation and transfer on the applicable securities register(s) of BRP for such securities; or

(c)

convert such Multiple Voting Shares to be converted into Shares pursuant to the terms of the Offer immediately prior to take up and then present such underlying Shares for cancellation or transfer on the applicable securities register(s) of BRP for such securities; and

(d)

receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares and/or Multiple Voting Shares, subject to the next paragraph, all in accordance with the terms of the Offer.

The undersigned hereby represents, warrants and covenants that:

(a)

the undersigned understands that depositing Shares and/or Multiple Voting Shares under any one of the procedures described in the Offer and the Instructions hereto will constitute the undersigned’s acceptance of the terms and conditions of the Offer, including the undersigned’s representation that (i) the undersigned has a “net long position” in shares being tendered or equivalent securities at least equal to the shares tendered within the meaning of Rule 14e-4 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (ii) such tender of shares complies with Rule 14e-4 under the Exchange Act;

(b)	the undersigned has full power and authority to deposit, sell, assign and transfer the Shares or Multiple Voting Shares;

(c)

when and to the extent BRP accepts the Shares (including Shares issued on conversion of taken up Multiple Voting Shares) for payment, BRP will acquire good, marketable, and unencumbered title thereto, free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom, and the same will not be subject to any adverse claim, provided that any dividends or distributions which may be declared, paid, issued, distributed, made or transferred on or in respect of such Shares or Multiple Voting Shares to Shareholders of record on or prior to the Effective Time shall be for the account of the undersigned;

(d)

on request, the undersigned will execute and deliver any additional documents that the Depositary or BRP deems necessary or desirable to complete the assignment, transfer, and purchase of the Shares and/ or Multiple Voting Shares tendered hereby; and

(e)	the undersigned has received and agrees to all of the terms of this Offer.

The names and addresses of the registered owners should be printed as they appear on the certificates or DRS position representing Shares or Multiple Voting Shares deposited hereby. The certificates or DRS position, the number of Shares and/or Multiple Voting Shares that the undersigned wishes to tender, whether the tender is being made as an Auction Tender, a Purchase Price Tender or a Proportionate Tender, and, if the tender is made as an Auction Tender, the Purchase Price (as defined herein) at which such shares are being tendered, should all be indicated in the appropriate boxes. If the tender is being made pursuant to an Auction Tender, the Purchase Price at which such shares are being tendered should be indicated in Box I “Auction Tenders” below. If the tender is being made pursuant to a Proportionate Tender, the total number of Shares or Multiple Voting Shares owned by the Shareholder MUST be indicated in Box C “Proportionate Tender” below.

The undersigned understands that he or she must indicate whether he or she tenders Shares or Multiple Voting Shares pursuant to an Auction Tender, a Purchase Price Tender or a Proportionate Tender by completing the Box B “Type of Tender” below. All Shares or Multiple Voting Shares tendered by a Shareholder who fails to specify any Auction Tender price for its Shares or Multiple Voting Shares, or fails to indicate that he or she has tendered its Shares or Multiple Voting Shares pursuant to a Purchase Price Tender or a Proportionate Tender, will be considered to have been tendered pursuant to a Purchase Price Tender. A shareholder who makes an invalid Proportionate Tender, including by tendering an insufficient number of Shares and Multiple Voting Shares, will be deemed to have made a Purchase Price Tender.

The undersigned understands that, upon the terms and subject to the conditions of the Offer, the Company will determine the Purchase Price, representing a single price per Share (which will not be less than $94.00 and not more than $113.00 per Share and in increments of $0.25 per Share) that it will pay for Shares and Multiple Voting Shares validly deposited pursuant to the Offer and not withdrawn. The Purchase Price will be the lowest price that enables the Company to purchase that number of Shares pursuant to valid Auction Tenders and Purchase Price Tenders and not withdrawn having an aggregate purchase price not exceeding the Auction Tender Limit Amount, being an amount equal to (i) $350,000,000 less (ii) the product of (A) $350,000,000 and (B) a fraction, the numerator of which is the aggregate number of Shares (including Multiple Voting Shares to be converted into Shares on a one-for-one basis upon take up) owned by Shareholders making valid Proportionate Tenders, and the denominator of which is the aggregate number of Shares and Multiple Voting Shares outstanding at the time of the Expiration Date. For the purpose of determining the Purchase Price, Shares and Multiple Voting Shares tendered pursuant to a Purchase Price Tender will be considered to have been tendered at a price of $94.00 per Share (which is the minimum price per Share under the Offer). If the Purchase Price is determined to be $94.00 (which is the minimum price per Share under the Offer), the maximum number of Shares that may be purchased by the Company is 3,723,404 Shares. If the Purchase Price is determined to be $113.00 (which is the maximum price per Share under the Offer), the maximum number of Shares that may be purchased by the Company is 3,097,345 Shares. Shares tendered pursuant to a Proportionate Tender will be considered to have been tendered at a price per share equal to the Purchase Price. Shares validly deposited pursuant to an Auction Tender will only be taken up if the price specified in the Auction Tender by the depositing shareholder is equal to or less than the Purchase Price. If no Auction Tenders or Purchase Price Tenders are made pursuant to the Offer, no Shares will be purchased by the Company.

The undersigned understands that if less than all of the Shares or Multiple Voting Shares deposited are taken up by the Company (including Shares or Multiple Voting Shares tendered pursuant to an Auction Tender at prices greater than the Purchase Price and Shares or Multiple Voting Shares not purchased because of pro-ration), or properly withdrawn before the Expiration Date, the certificate(s) representing its Shares or Multiple Voting Shares will be returned (in the case of certificates representing Shares or Multiple Voting Shares all of which are not purchased) or replaced with new certificates (or the equivalent DRS position) representing the balance of Shares or Multiple Voting Shares not purchased (in the case of certificates representing Shares or Multiple Voting Shares of which less than all are purchased), promptly after the Expiration Date or the date of withdrawal, without expense to the Shareholder. The undersigned further understands that if less than all of the Multiple Voting Shares deposited are taken up by the Company, the holder shall be entitled to receive a new certificate (or the equivalent DRS position) representing the Multiple Voting Shares represented by the deposited certificate which are not taken up and automatically converted. In the case of Shares or Multiple Voting Shares tendered through DRS, such shares will be credited to the appropriate account, without expense to the Shareholder.

The undersigned understands that a Shareholder who desires to tender different Shares or Multiple Voting Shares at more than one price under an Auction Tender must complete a separate Letter of Transmittal for each price at which Shares or Multiple Voting Shares are tendered. A Shareholder may not deposit the same Shares or Multiple Voting Shares pursuant to more than one method of tender or pursuant to an Auction Tender at more than one price. Shareholders may deposit different Shares or Multiple Voting Shares pursuant to Auction Tenders and Purchase Price Tenders but cannot make an Auction Tender or Purchase Price Tender as well as a Proportionate Tender. Odd Lot Holders making an Auction Tender or a Purchase Price Tender will be required to tender all Shares or Multiple Voting Shares owned by the Shareholder. Proportionate Tenders or partial tenders will not be accepted from Odd Lot Holders.

The undersigned understands that if the aggregate purchase price for the Shares or Multiple Voting Shares tendered pursuant to Auction Tenders (at prices at or below the Purchase Price) and Purchase Price Tenders exceeds the Auction Tender Limit Amount, then the Company shall purchase a portion of the Shares (including Shares underlying Multiple Voting Shares) so tendered pursuant to Auction Tenders (at or below the Purchase Price) and Purchase Price Tenders, as follows: (i) first, the Company will purchase all Shares tendered at or below the Purchase Price by Odd Lot Holders at the Purchase Price; and (ii) second, the Company will purchase at the Purchase Price on a pro-rata basis that portion of the Shares (including Shares underlying Multiple Voting Shares) tendered pursuant to Auction Tenders (at or below the Purchase Price) and Purchase Price Tenders having an aggregate purchase price, based on the Purchase Price, equal to (A) the Auction Tender Limit Amount, less (B) the aggregate amount paid by us for shares tendered by Odd Lot Holders. See “Number of Shares, Pro-ration” in the Offer. The Company’s determination as to pro-ration shall be final and binding on all parties.

The undersigned recognizes that under certain circumstances set forth in the Offer and the Circular, BRP may withdraw, extend or vary the Offer or may not be required to purchase any of the Shares or Multiple Voting Shares tendered hereby or may accept for payment, in accordance with the applicable proration provisions relating to Shares and Multiple Voting Shares deposited or the terms and conditions relating to the Offer, fewer than all of the Shares or Multiple Voting Shares tendered hereby. The undersigned understands that DRS positions and certificates for any Shares or Multiple Voting Shares not deposited or not purchased will be recredited or returned to the undersigned at the address indicated above.

The undersigned understands that acceptance of Shares by BRP for payment will constitute a binding agreement between the undersigned and BRP, effective as of the Expiration Date, upon the terms and subject to the conditions of the Offer. Such agreement will be governed by and construed in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein.

The undersigned understands that payment for Shares taken up by the Company pursuant to the Offer will be made by depositing the aggregate Purchase Price for such Shares with the Depositary, which will act as agent for Shareholders who have properly tendered Shares or Multiple Voting Shares in acceptance of the Offer and have not withdrawn them, for the purpose of receiving payment from BRP and transmitting such payment to such Shareholders. Receipt of payment by the Depositary will be deemed to constitute receipt of payment thereof by persons depositing Shares or Multiple Voting Shares. Under no circumstances will interest accrue or be paid by BRP or the Depositary, regardless of any delay in making such payment or otherwise.

The undersigned understands and acknowledges that each of the Company and the Depositary, as applicable, shall be entitled to deduct and withhold from any payment to any Shareholder pursuant to the Offer such amount as it is required to deduct or withhold from such payment under the Income Tax Act (Canada) (the “Tax Act”), or any provision of any applicable federal, provincial, territorial, state, local or foreign tax law, and remit such deduction or withholding amount to the appropriate government entity. To the extent that amounts are deducted or withheld, such deducted or withheld amounts shall be treated for all purposes of the Offer as having been paid to the Shareholder to whom such amounts would otherwise have been paid, provided that such deducted or withheld amounts are actually remitted to the appropriate government entity.

The undersigned instructs BRP and the Depositary to issue the cheque for the Purchase Price for such Shares that are purchased pursuant to the Offer as indicated in Box D “Payment Instructions” below and mailed by first-class mail, postage prepaid, to the address indicated in Box E “Delivery Instructions” below unless otherwise indicated in Box G “Hold for Pick-Up” below, subject to the option of Shareholders to elect to receive the Purchase Price in U.S. dollars as described in Box J “Currency Election” below, net in each case of any applicable withholding taxes.

The undersigned understands that cash amounts will be denominated in Canadian dollars and payments of amounts owing to Shareholders whose Shares are taken up will be made in Canadian dollars; however, Shareholders may elect to receive the Purchase Price in U.S. dollars and use the Depositary’s currency exchange services to convert such payment into U.S. dollars by checking Box J “Currency Election” below, in which case such Shareholder will have acknowledged and agreed that the exchange rate for one Canadian dollar expressed in U.S. dollars will be based on the rate available from the Depositary on the date of the currency conversion. All risks associated with the currency conversion from Canadian dollars to U.S. dollars, including risks relating to change in rates, the timing of exchange or the selection of a rate for exchange, and all costs incurred with the currency conversion are for the Shareholder’s sole account and will be at such Shareholder’s sole risk and expense, and neither the Depositary nor BRP or their affiliates will be responsible for any such matters.

The undersigned recognizes that all authority conferred or agreed to be conferred in this Letter of Transmittal shall survive its death or incapacity and any obligations of the undersigned under this Letter of Transmittal shall be binding upon its heirs, personal representatives, successors and assigns. Except as stated in the Offer, this tender is irrevocable.

The undersigned understands that if a certificate representing Shares or Multiple Voting Shares has been lost, stolen or destroyed, this Letter of Transmittal, including Box N “Lost, Stolen or Destroyed Certificates” below, should be completed as fully as possible and forwarded to the Depositary, together with a letter describing the loss, theft or destruction and providing a telephone number. The Depositary will respond with the replacement requirements, which includes certain additional documents that must be signed in order to obtain replacement certificate(s) and the payment of the required lost certificate fee.

The undersigned agrees not to vote any of the deposited Shares and Multiple Voting Shares, or distributions on such Shares or Multiple Voting Shares consisting of securities, at any meeting and not to exercise any of the other rights or privileges attached to any of such deposited Shares or Multiple Voting Shares or distributions consisting of securities, or otherwise act with respect thereto. The undersigned agrees further to execute and deliver to BRP, provided not contrary to any applicable law, at any time and from time to time, as and when requested by, and at the expense of BRP, any and all instructions of proxy, authorization or consent, in form and on terms satisfactory to BRP, in respect of any such deposited Shares or Multiple Voting Shares or distributions consisting of securities. The undersigned agrees further to designate in any such instruments of proxy the person or persons specified by BRP as the proxyholder of the undersigned in respect of such deposited Shares or Multiple Voting Shares or distributions consisting of securities.

BOX A TYPE OF HOLDER CHECK ONLY ONE BOX.
❑ Holder of Shares	❑ Holder of Multiple Voting Shares

BOX B
TYPE OF TENDER
CHECK ONLY ONE BOX, IF MORE THAN ONE BOX IS CHECKED, OR IF NO BOX IS CHECKED,
THE TENDER WILL BE DEEMED TO BE A PURCHASE PRICE TENDER.

SHARES ARE BEING TENDERED HEREBY PURSUANT TO:

❑ An Auction Tender	❑ A Purchase Price	❑ A Proportionate Tender
(Complete Box I)	Tender	(Complete Box C)

BOX C
PROPORTIONATE TENDER

In addition to checking “Proportionate Tender” in Box B above, this Box C MUST be completed if Shares or Multiple Voting Shares are being tendered pursuant to a Proportionate Tender.

A Shareholder who makes a Proportionate Tender will be deemed to have agreed to sell to the Company at the Purchase Price a number of Shares or Multiple Voting Shares that will result in the Shareholder maintaining its proportionate equity ownership in the Company following completion of the Offer. Registered Shareholders may make a Proportionate Tender and non-registered Shareholders may instruct their nominees to make a Proportionate Tender. All Shareholders who make a Proportionate Tender must indicate the total number of Shares or Multiple Voting Shares they own below. A registered Shareholder who makes a Proportionate Tender must deposit either all of its Shares and Multiple Voting Shares or a sufficient number of Shares and Multiple Voting Shares to satisfy the Shareholder’s Proportionate Tender. This number of Shares or Multiple Voting Shares can be calculated by multiplying the total number of Shares or Multiple Voting Shares owned by the Shareholder by 0.0443 (rounded down to the nearest whole number of Shares or Multiple Voting Shares). A non-registered Shareholder who wishes its nominee to make a Proportionate Tender must deposit all of its Shares and Multiple Voting Shares.

If a non-registered Shareholder wishes to become a registered Shareholder in order to make a Proportionate Tender by depositing only a sufficient number of Shares and Multiple Voting Shares, the Shareholder should immediately contact its investment dealer, stock broker, bank, trust company or other nominee in order to take the necessary steps to have its Shares registered in the Shareholder’s name prior to tendering Shares or Multiple Voting Shares pursuant to the Offer. A Shareholder who makes an invalid Proportionate Tender, including by tendering an insufficient number of Shares and Multiple Voting Shares, will be deemed to have made a Purchase Price Tender.

Total number of Shares owned by the Shareholder:
Total number of Multiple Voting Shares owned by the Shareholder:

BOX D PAYMENT INSTRUCTIONS (See Instruction 8)	BOX E DELIVERY INSTRUCTIONS (See Instruction 8)
ISSUE CHEQUE AND/OR CERTIFICATES IN THE NAME OF: (please print)	SEND CHEQUE AND/OR CERTIFICATES TO (Unless Box G is checked): (please print)

(Name) (Street Address and Number) (City and Province or State) (Country and Postal (Zip) Code) (Telephone – Business Hours) (Social Insurance or Social Security Number)	(Name) (Street Address and Number) (City and Province or State) (Country and Postal (Zip) Code)

BOX F ODD LOTS*	BOX H GUARANTEED DELIVERY

To be completed ONLY if Shares are being tendered by or on behalf of persons owning fewer than 100 Shares as of the close of business on the Expiration Date.

The undersigned either (check one):

❑  is the owner of fewer than 100 Shares as of the close of business on the Expiration Date, all of which are tendered; or

❑  is a broker, or dealer, commercial bank, trust company other nominee that (i) is tendering, for the beneficial owners thereof, Shares with respect to which it is the record owner, and (ii) believes, based upon representations made to it by each such beneficial owner, that such beneficial owner owns an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date and is tendering all such Shares.

*Odd Lot Holders may not tender their Shares or Multiple Voting Shares pursuant to a Proportionate Tender.

CHECK HERE  ❑  IF SHARES OR MULTIPLE VOTING SHARES ARE BEING TENDERED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE TORONTO OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING (please print or type)

Name of Registered Holder

Date of Guaranteed Delivery

Name of Institution which Guaranteed Delivery

BOX G
HOLD FOR PICK-UP
(See Instruction 8)

❑	Hold certificates and/or cheques for Shares or Multiple Voting Shares for pick-up.

BOX I

AUCTION TENDERS

In addition to checking “Auction Tender” in Box B above, this Box I MUST be completed if Shares are being tendered pursuant to an Auction Tender.

Check only ONE box to indicate the Auction Tender price. If more than one box is checked, or if no box is checked, all Shares or Multiple Voting Shares identified above will be deemed to have been tendered pursuant to the Purchase Price Tender. Shareholders (other than Odd Lot Holders) may make multiple Auction Tenders but not in respect of the same Shares or Multiple Voting Shares. If a Shareholder wishes to tender different Shares or Multiple Voting Shares at different prices, a separate tender instruction by way of Letter of Transmittal must be submitted for EACH such tender.

Price (in C$) per Share.

❑	$94.00	❑	$94.25	❑	$94.50	❑	$94.75	❑	$95.00	❑	$95.25	❑	$95.50	❑	$95.75

❑	$96.00	❑	$96.25	❑	$96.50	❑	$96.75	❑	$97.00	❑	$97.25	❑	$97.50	❑	$97.75

❑	$98.00	❑	$98.25	❑	$98.50	❑	$98.75	❑	$99.00	❑	$99.25	❑	$99.50	❑	$99.75

❑	$100.00	❑	$100.25	❑	$100.50	❑	$100.75	❑	$101.00	❑	$101.25	❑	$101.50	❑	$101.75

❑	$102.00	❑	$102.25	❑	$102.50	❑	$102.75	❑	$103.00	❑	$103.25	❑	$103.50	❑	$103.75

❑	$104.00	❑	$104.25	❑	$104.50	❑	$104.75	❑	$105.00	❑	$105.25	❑	$105.50	❑	$105.75

❑	$106.00	❑	$106.25	❑	$106.50	❑	$106.75	❑	$107.00	❑	$107.25	❑	$107.50	❑	$107.75

❑	$108.00	❑	$108.25	❑	$108.50	❑	$108.75	❑	$109.00	❑	$109.25	❑	$109.50	❑	$109.75

❑	$110.00	❑	$110.25	❑	$110.50	❑	$110.75	❑	$111.00	❑	$111.25	❑	$111.50	❑	$111.75

❑	$112.00	❑	$112.25	❑	$112.50	❑	$112.75	❑	$113.00

BOX J

CURRENCY ELECTION

All cash payments will be made in Canadian dollars, unless Shareholders elect to use the Depositary’s currency exchange services to convert their payment into, and have such payment made, in U.S. dollars by checking the box below. If you do not check the box below, your payment will be issued in Canadian dollars.

❑ Check here if you wish to have your cash entitlement paid in U.S. dollars (US$)

Notice: By checking the box above, you acknowledge and agree that (a) the exchange rate for one Canadian dollar expressed in U.S. dollars will be the rate available from Computershare Investor Services Inc., in its capacity as foreign exchange service provider, on the date on which the funds are converted, which rate will be based on the prevailing market rate on such date, and (b) the risk of any fluctuations in such rate, including risks relating to the particular date and time at which funds are converted, will be solely borne by the Shareholder. Computershare Investor Services Inc. will act as principal in such currency conversion transactions. If you wish to receive your payment in U.S. dollars, your certificate(s) and this validly-completed and duly-signed Letter of Transmittal must be delivered to the Depositary.

BOX K

JURISDICTION OF RESIDENCE
(See Instruction 11)

The person signing Box K represents that the Shareholder:

                ❑ is a non-resident of Canada for the purposes of the Tax Act; or

                ❑ is not a non-resident of Canada for purposes of the Tax Act.

Note:

A non-resident of Canada is a person that is not resident, or deemed not to be resident, in Canada for purposes of the Tax Act or a partnership that is not a “Canadian partnership” as defined in the Tax Act. If you are uncertain as to your residency or the residency of the beneficial holder(s) of the Shares, you should consult your tax advisor.

The remainder of this Box is for non-residents of Canada only:

The Shareholder ❑ is ❑ is not a resident of a country with which Canada has entered into an income tax treaty under which the Shareholder is entitled to the full benefits provided by such treaty.

If the non-resident Shareholder is entitled to full benefits under such treaty complete the following:

Number of Shares OR Multiple Voting Shares held by a non-resident or held for, on behalf, or for the benefit of, a non-resident	Country of Residence

BOX L

SHAREHOLDER(S) SIGN HERE

(See Instructions 1 and 6)

Must be signed by registered owner(s) exactly as name(s) appear(s) on certificate(s) or on a DRS position listing or by person(s) authorized to become registered owner(s) by certificate(s)and documents transmitted with this Letter of Transmittal. If signature is by attorney-in-fact, executor, administrator, trustee, guardian, officer of a corporation or another acting in a fiduciary or representative capacity, please set forth the full title. See Instruction 7.

Authorized Signature:

Signature(s) of Shareholder

or authorized representative

Name(s):

(Please Print)

Capacity(s):

Address:

(Include Postal Code or Zip Code)

Area Code and Telephone Number:

TIN; SSN; SIN:

Shareholders must provide their Social Insurance No.; U.S. Shareholders must provide their Taxpayer Identification No. or Social Security No. and complete Form W-9.

Dated ________________, 2021

BOX M

GUARANTEE OF SIGNATURE(S)

(See Instructions 1 and 6)

Authorized Signature:

Name(s):

(Please Print)

Title:

Name of Firm:

Address:

(Include Postal Code or Zip Code)

Area Code and Telephone Number:

Dated ________________, 2021

BOX N

LOST, STOLEN OR DESTROYED

CERTIFICATES

To be completed ONLY if certificates representing Shares or Multiple Voting Shares being tendered have been lost, stolen or destroyed. The undersigned either (check one):

❑ lost certificate(s) representing Shares or Multiple Voting Shares;

❑ had certificate(s) representing Shares or Multiple Voting Shares stolen; or

❑ had certificate(s) representing Shares or Multiple Voting Shares destroyed.

If a certificate representing Shares or Multiple Voting Shares has been lost, stolen or destroyed, this Letter of Transmittal, including this Box N, must be completed as fully as possible and forwarded, together with a letter describing the loss, theft or destruction and providing a telephone number, to the Depositary. The Depositary will respond with the replacement requirements.

BOX O

WIRE PAYMENT*

*PLEASE NOTE THAT THERE IS A $100 BANKING FEE ON WIRE PAYMENTS. ALTERNATIVELY, CHEQUE PAYMENTS ARE ISSUED AT NO ADDITIONAL COST

*IF WIRE DETAILS ARE INCORRECT OR INCOMPLETE, THE DEPOSITARY WILL ATTEMPT TO CONTACT YOU AND CORRECT THE ISSUE. HOWEVER, IF WE CANNOT CORRECT THE ISSUE PROMPTLY, A CHEQUE WILL BE AUTOMATICALLY ISSUED AND MAILED TO THE ADDRESS ON RECORD. NO FEES WILL BE CHARGED

  Please provide email address and phone number in the event that we need to contact you for corrective measures:

EMAIL ADDRESS:                                                                                                    PHONE NUMBER:

-

  ** Mandatory fields

INSTRUCTIONS

Forming Part of the Terms of the Offer

1.	Guarantee of Signatures.

No signature guarantee is required if:

(a)

this Letter of Transmittal is signed by the registered Shareholder exactly as the name of the registered holder appears on the DRS position and/or certificate deposited with this Letter of Transmittal and payment and delivery are to be made directly to such registered holder pursuant to Box L above; or

(b)

such Shares or Multiple Voting Shares are deposited for the account of a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (each such entity, an “Eligible Institution”).

In all other cases, an Eligible Institution must guarantee all signatures on this Letter of Transmittal by completing Box M “Guarantee of Signature(s)”. See Instruction 7.

2.	Delivery of Letter of Transmittal and Certificates — Guaranteed Delivery Procedures.

Certificates for all physically tendered Shares or Multiple Voting Shares, or the DRS position for Shareholders who hold Shares or Multiple Voting Shares through DRS, together with a properly completed and duly executed Letter of Transmittal, or, in the case of a book-entry transfer, a Book-Entry Confirmation through the CDSX system (in the case of Shares or Multiple Voting Shares held in CDS) or an Agent’s Message (in the case of Shares or Multiple Voting Shares held in DTC), and any other documents required by this Letter of Transmittal, should be hand delivered, couriered or mailed to the Depositary at the appropriate address set forth herein and must be received by the Depositary by the Expiration Date.

Shareholders whose certificates are not immediately available or who cannot deliver certificates for Shares or Multiple Voting Shares and all other required documents to the Depositary by the Expiry Date, may only tender their Shares or Multiple Voting Shares by or through any Eligible Institution by properly completing and duly executing and delivering a Notice of Guaranteed Delivery substantially in the form provided (or an executed facsimile thereof) by the Company through the Depositary (indicating the type of tender and, in the case of an Auction Tender, the price at which Shares or Multiple Voting Shares are being tendered) to the Depositary by the Expiry Date, which must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery, and by otherwise complying with this guaranteed delivery procedure as set forth in the Offer under “Procedure for Depositing Shares”. Pursuant to such guaranteed delivery procedure, the certificates for all physically tendered Shares or Multiple Voting Shares, as well as a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) or Book-Entry Confirmation or Agent’s Message in lieu thereof, relating to such Shares, with signatures guaranteed if so required in accordance with this Letter of Transmittal, and all other documents required by this Letter of Transmittal, must be received by the Toronto, Ontario office of the Depositary before 5:00 p.m. (Montreal time) on or before the second trading day on the Toronto Stock Exchange after the Expiration Date.

The Notice of Guaranteed Delivery may be hand delivered, couriered, mailed or transmitted by email transmission to the Toronto office of the Depositary listed in the Notice of Guaranteed Delivery, and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. For Shares or Multiple Voting Shares to be validly tendered pursuant to the guaranteed delivery procedure, the Depositary must receive the Notice of Guaranteed Delivery by the Expiration Date.

Notwithstanding any other provision hereof, payment for Shares or Multiple Voting Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares or Multiple Voting Shares, a properly completed and duly executed

Letter of Transmittal (or a manually executed photocopy thereof) relating to such Shares or Multiple Voting Shares, with signatures that are guaranteed if so required, and any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, a Book-Entry Confirmation through the CDSX system (in the case of Shares or Multiple Voting Shares held in CDS) or an Agent’s Message (in the case of Shares or Multiple Voting Shares held in DTC).

The tender information specified in a Notice of Guaranteed Delivery will, in all circumstances, take precedence over the tender information that is specified in the related Letter of Transmittal that is subsequently deposited.

The method of delivery of certificates representing Shares or Multiple Voting Shares and all other required documents is at the option and risk of the depositing Shareholder. If certificates representing Shares or Multiple Voting Shares are to be sent by mail, registered mail, properly insured, is recommended, and it is suggested that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Depositary on or prior to such date. Delivery of a certificate representing Shares or Multiple Voting Shares will only be made upon actual receipt of such certificate representing such shares by the Depositary.

Under no circumstances will interest be paid by BRP by reason of any delay in making payment to any person using the guaranteed delivery procedures, including without limitation any delay arising because the Shares or Multiple Voting Shares to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the Depositary, and therefore payment by the Depositary on account of such Shares is not made until after the date the payment for the deposited Shares accepted for payment pursuant to the Offer is to be made by BRP.

BRP will not purchase any fractional Shares, nor will it accept any alternative, conditional or contingent tenders except as specifically permitted by the Offer. All tendering Shareholders, by execution of this Letter of Transmittal and delivery of it in the manner prescribed herein, waive any right to receive any notice of the acceptance of their deposit.

3.	Inadequate Space.

If the space provided in any Box is inadequate, attach a separate signed document to this Letter of Transmittal.

4.	Indication of Type of Holder, Type of Tender and Indication of Price

a)

For Shares or Multiple Voting Shares to be validly tendered, a Shareholder must indicate in Box A “Type of Holder” above whether he or she is a holder of Shares or Multiple Voting Shares, and indicate in Box B “Type of Tender” above whether he or she is tendering Shares or Multiple Voting Shares pursuant to an Auction Tender (Box I “Auction Tenders”), a Purchase Price Tender or a Proportionate Tender (Box C “Proportionate Tender”).

b)

Only one box in Box B “Type of Tender” may be checked. If more than one box is checked, or if no box is checked, the Shareholder will be deemed to have made a Purchase Price Tender. The same Shares or Multiple Voting Shares cannot be tendered, unless previously properly withdrawn as provided in the Offer and the Circular, pursuant to Auction Tenders at more than one price. Shareholders may not include the same Shares or Multiple Voting Shares pursuant to more than one method of tender or pursuant to an Auction Tender at more than one price. Shareholders who desire to tender different Shares or Multiple Voting Shares at more than one price under an Auction Tender must complete a separate Letter of Transmittal (or make a separate electronic book-entry confirmation) for each price at which Shares or Multiple Voting Shares are tendered. Shareholders may deposit some of their Shares or Multiple Voting Shares pursuant to an Auction Tender and deposit different Shares or Multiple Voting Shares pursuant to a Purchase Price Tender. Shareholders who make an Auction Tender and/or a Purchase Price Tender cannot deposit Shares or Multiple Voting Shares in a Proportionate Tender. Shareholders who deposit Shares or Multiple Voting Shares in a Proportionate Tender may not make an Auction Tender or a Purchase Price Tender.

c)

For Shares or Multiple Voting Shares to be validly tendered pursuant to an Auction Tender, a Shareholder must check the box indicating the price per Share at which he or she is tendering Shares or Multiple Voting Shares under Box I “Auction Tenders”. Only one box in Box B may be checked. If more than one box is checked, or if no box is checked, the Shareholder will be deemed to have made a Purchase Price Tender. Shareholders (other than Odd Lot Holders) may make multiple Auction Tenders but not in respect of the same Shares or Multiple Voting Shares. If a Shareholder wishes to tender different Shares or Multiple Voting Shares at different prices, a separate tender instruction by way of Letter of Transmittal (or Book-Entry Confirmation or Agent’s Message as the case may be) must be submitted for each such tender. The same Shares or Multiple Voting Shares cannot be tendered (unless previously withdrawn as provided in Section 6 of the Offer) pursuant to Auction Tenders at more than one price.

d)

No price can be specified by a Shareholder making a Purchase Price Tender or a Proportionate Tender. If a Shareholder checks “Purchase Price Tender” or “Proportionate Tender” under Box B “Type of Tender” and indicates a price per Share in Box I “Auction Tenders”, there is no proper tender of Shares or Multiple Voting Shares.

e)

For Shares to be properly tendered pursuant to a Proportionate Tender, the Shareholder must complete Box C “Proportionate Tender” on this Letter of Transmittal indicating the total number of Shares or Multiple Voting Shares they own. A registered Shareholder who makes a Proportionate Tender must deposit either all of its Shares and Multiple Voting Shares or a sufficient number of Shares and Multiple Voting Shares to satisfy the Shareholder’s Proportionate Tender. This number of Shares or Multiple Voting Shares can be calculated by multiplying the total number of Shares or Multiple Voting Shares owned by the Shareholder by 0.0443 (rounded down to the nearest whole number of Shares or Multiple Voting Shares). A non-registered Shareholder who wishes its nominee to make a Proportionate Tender must deposit all of its Shares and Multiple Voting Shares. If a non-registered Shareholder wishes to become a registered Shareholder in order to make a Proportionate Tender by depositing only a sufficient number of Shares and Multiple Voting Shares, the Shareholder should immediately contact its investment dealer, stock broker, bank, trust company or other nominee in order to take the necessary steps to have its Shares or Multiple Voting Shares registered in the Shareholder’s name prior to tendering Shares or Multiple Voting Shares pursuant to the Offer. A Shareholder who makes an invalid Proportionate Tender, including by tendering an insufficient number of Shares and Multiple Voting Shares, will be deemed to have made Purchase Price Tender.

5.	Partial Deposits and Unpurchased Shares.

If fewer than all of the Shares or Multiple Voting Shares evidenced by any DRS positions and/or certificate are to be tendered pursuant to an Auction Tender or a Purchase Price Tender, fill in the number of Shares or Multiple Voting Shares which are to be deposited in the column entitled “Number of Shares Deposited”. In such case, if any tendered Shares or Multiple Voting Shares are purchased, a new DRS and/or certificate for the remainder of the Shares or Multiple Voting Shares evidenced by the old certificate(s) will be issued and sent to the address indicated in Box L unless otherwise indicated under Box D “Payment Instructions” or Box E “Delivery Instructions” on this Letter of Transmittal, as soon as practicable after the Expiration Date. All Shares or Multiple Voting Shares represented by the DRS positions and/or certificate(s) listed and delivered to the Depositary are deemed to have been deposited unless otherwise indicated. For all Proportionate Tenders, a new DRS/certificate for the portion of the Shares or Multiple Voting Shares that are not purchased pursuant to the Offer will be sent to the registered holder the address indicated in Box L unless otherwise indicated under Box D “Payment Instructions” or Box E “Delivery Instructions” on this Letter of Transmittal, as soon as practicable after the Expiration Date.

6.	Signatures on Letter of Transmittal, Stock Transfer Powers and Endorsements.

(a)

If this Letter of Transmittal is signed by the registered holder(s) of the Shares or Multiple Voting Shares deposited hereby, the signature(s) must correspond exactly with the name(s) as written on the face of the DRS positions and/or certificate without any change whatsoever.

(b)	If the Shares or Multiple Voting Shares are registered in the names of two or more joint owners, each such owner must sign this Letter of Transmittal.

(c)

If any deposited Shares or Multiple Voting Shares are registered in different names on several certificates, it will be necessary to complete, sign, and submit as many separate Letters of Transmittal (or facsimile of it) as there are different registrations of certificates.

(d)

When this Letter of Transmittal is duly executed by the registered owner(s) of the Shares or Multiple Voting Shares listed and transmitted hereby, no endorsements of certificate(s) representing such Shares or Multiple Voting Shares or separate stock powers are required unless payment is to be made, or the certificates for Shares or Multiple Voting Shares or DRS positions not tendered by the undersigned or not purchased by the Company, are to be issued, to a person other than the registered owner(s). Any signature(s) required on such certificates or stock powers must be guaranteed by an Eligible Institution. If this Letter of Transmittal is duly executed by a person other than the registered owner of the certificate(s) listed, the certificates or DRS positions must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered owner(s) appear(s) on the certificate or the DRS position, and signatures on such certificate(s) or stock power(s) must be guaranteed by an Eligible Institution. An ownership declaration, which can be obtained from the Depositary, must also be completed and delivered to the Depositary. See Instruction 1 in this Letter of Transmittal.

(e)

If this Letter of Transmittal or any certificates or stock transfer powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and must submit proper evidence satisfactory to BRP of their authority so to act.

7.	Odd Lots.

As described in Section 3 of the Offer under “Number of Shares, Proration and Proportionate Tenders”, if BRP is to purchase less than all Shares or Multiple Voting Shares tendered pursuant to Auction Tenders and Purchase Price Tenders by the Expiration Date, the Shares purchased first will consist of all Shares so tendered by any Shareholder who will own beneficially, as of the close of business on the Expiration Date, an aggregate of fewer than 100 Shares and who tenders all of its Shares under Auction Tenders at or below the Purchase Price or under Purchase Price Tenders. This preference will not be available unless Box F “Odd Lots” is completed. Proportionate Tenders or partial tenders will not be accepted from Odd Lot Holders.

8.	Special Payment Instructions.

Complete Box D “Payment Instructions” if cheques or new DRS positions and/or certificates are to be sent to someone other than the undersigned.

If a cheque in payment for Shares tendered or new DRS positions and/or certificates are to be held by the Depositary for pick-up by the undersigned or any person designated by the undersigned in writing, Box G “Hold for Pick-Up” on this Letter of Transmittal must be completed.

The undersigned may elect to receive payment for Shares tendered via a wire transfer instead of a cheque, by completing Box O “Wire Payment”.

9.	Irregularities.

All questions as to the number of Shares to be taken up, the price to be paid therefor, the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any deposit of Shares or Multiple Voting Shares will be determined by BRP, in its sole discretion, which determination shall be final and binding on all parties. BRP reserves the absolute right to reject any deposits of Shares or Multiple Voting Shares determined by it not to be in proper form or completed in accordance with the instructions in the Offer and in this Letter of Transmittal or the acceptance for payment of or payment for which may, in the opinion of BRP’s counsel, be unlawful. BRP also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the deposit of any particular Shares or Multiple Voting Shares and BRP’s interpretation of the terms of the Offer (including the instructions in the Offer and this Letter of Transmittal) will be final and binding on all parties. No individual deposit of Shares or Multiple Voting Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with deposits must be cured within such time as BRP shall determine. None of BRP, the Depositary nor any other person is or will be obligated to give notice of defects or irregularities in notices of withdrawal, nor shall any of them incur any liability for failure to give any such notice. BRP’s interpretation of the terms and conditions of the Offer (including this Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding.

10.	Questions and Requests for Assistance and Additional Copies.

Questions and requests for assistance and additional copies of the Offer, the Circular, the Notice of Guaranteed Delivery and this Letter of Transmittal may be directed to the Depositary, the Dealer Manager or your broker, dealer, commercial bank, or trust company.

The Depositary for the Offer is:	The Dealer Manager for the Offer is:

Computershare Investor Services Inc.	RBC Dominion Securities Inc.

Regular Mail:

Computershare Investor Services Inc.

P.O. Box 7021

31 Adelaide Street East

Toronto, ON M5C 3H2

Attention: Corporate Actions

Telephone (outside North America):
1 (514) 982-7555

Toll Free (within North America):
1 (800) 564-6253

Email: corporateactions@computershare.com

Registered Mail, Hand or Courier

100 University Avenue

8th Floor

Toronto, ON M5J 2Y1

Attention: Corporate Actions

Royal Bank Plaza, South Tower 200 Bay Street, 4th Floor Toronto, ON M5J2W7 Toll Free: 1 (855) 214-1269

11.	Jurisdiction of Residence.

Each Shareholder depositing Shares or Multiple Voting Shares to the Depositary must represent as to whether or not such Shareholder is a non-resident of Canada for purposes of the Tax Act by completing Box K “Jurisdiction of Residence”.

12.	Form W-9.

Each U.S. Shareholder depositing Shares or Multiple Voting Shares to the Depositary is required to provide the Depositary with a correct U.S. taxpayer identification number (“TIN”) (generally the Shareholder’s social security number or federal employer identification number) and certain other information, on Form W-9, which is attached to this Letter of Transmittal. Failure to timely provide a correct TIN on the form may subject the depositing Shareholder to U.S. federal backup withholding tax on the gross amount of any payments made to the U.S. Shareholder and, in certain cases, penalties.

13.	Currency of Payment.

All amounts payable under the Offer will be paid in Canadian dollars; however, Shareholders can elect to use the Depositary’s currency exchange services to convert such payment into U.S. dollars by checking Box J “Currency Election”.

The exchange rate for one Canadian dollar expressed in U.S. dollars will be based on the rate available from the Depositary on the date of the currency conversion. All risks associated with the currency conversion from Canadian dollars to U.S. dollars, including risks relating to change in rates, the timing of exchange or the selection of a rate for exchange, and all costs incurred with the currency conversion are for the Shareholder’s sole account and will be at such Shareholder’s sole risk and expense, and neither the Depositary nor BRP or their affiliates will be responsible for any such matters.

14.	Governing Law.

The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Québec and the laws of Canada applicable therein.

15.	Privacy Notice.

The Depositary has a Privacy Statement that is available at www.computershare.com or in writing or by telephone using the telephone number and address provided above in this Letter of Transmittal.

IMPORTANT: This Letter of Transmittal or manually signed photocopy of it (together with certificates for Shares or Multiple Voting Shares or DRS positions and all other required documents) or the Notice of Guaranteed Delivery, where applicable, must be received by the Depositary on or before the Expiration Date unless Shares or Multiple Voting Shares are properly tendered by a Book-Entry Confirmation through the CDSX system (in the case of Shares or Multiple Voting Shares held in CDS) or an Agent’s Message (in the case of Shares or Multiple Voting Shares held in DTC) on or before the Expiration Date.

This following is a summary only of certain U.S. tax considerations. Shareholders should consult with their tax advisors regarding the tax consequences with respect to their particular circumstances.

IMPORTANT U.S. TAX INFORMATION FOR U.S. HOLDERS

In order to avoid backup withholding of U.S. federal income tax on payments pursuant to the Offer, a U.S. Shareholder tendering Shares must, unless an exemption applies, provide the Depositary with such Shareholder’s TIN (i.e., Social Security Number or Employer Identification Number), certify under penalties of perjury that such TIN is correct, and provide certain other certifications by completing the Form W-9 included in this Letter of Transmittal. If a U.S. Shareholder does not provide such Shareholder’s correct TIN or fails to provide the required certifications, the Internal Revenue Service (the “IRS”) may impose a penalty of $50 on such Shareholder and payment to such Shareholder pursuant to the Offer may be subject to backup withholding currently at a rate of 28%. All U.S. Shareholders tendering Shares pursuant to the Offer should complete and sign the Form W¬9 to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to BRP and the Depositary).

Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the U.S. federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the Shareholder upon filing a U.S. federal income tax return.

Certain Shareholders (including, among others, corporations, individual retirement accounts and certain foreign individuals and entities) are generally not subject to backup withholding but may be required to provide evidence of their exemption from backup withholding. Exempt U.S. Shareholders should indicate their exempt status on the Form W-9. Shareholders are urged to consult their tax advisors to determine whether they are exempt from backup withholding and associated reporting requirements.

ALL U.S. SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE HOW THE FOREGOING BACKUP WITHHOLDING AND REPORTING REQUIREMENTS APPLY TO THEM WITH REGARD TO THEIR PARTICULAR CIRCUMSTANCES.

THIS IS NOT A LETTER OF TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

To Deposit

Subordinate Voting Shares and Multiple Voting Shares

of

BRP INC.

Pursuant to the Offer (as defined herein)

Dated June 18, 2021

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 11:59 P.M. (MONTREAL TIME) ON JULY 23, 2021 UNLESS THE OFFER IS WITHDRAWN, EXTENDED OR VARIED BY THE COMPANY (THE “EXPIRATION DATE”)

As set forth in Section 5 “Procedure for Depositing Shares and Multiple Voting Shares” of the Offer, this Notice of Guaranteed Delivery or one substantially equivalent hereto must be used to deposit subordinate voting shares (the ”Shares”) or multiple voting shares (the “Multiple Voting Shares”) of BRP Inc. (“BRP” or the ”Company”) pursuant to the offer to purchase dated June 18, 2021 (together with any amendments, supplements or variations thereto, the ”Offer”), if a Shareholder wishes to deposit Shares or Multiple Voting Shares pursuant to the Offer and cannot deliver certificates for such shares, or the book-entry transfer procedures cannot be completed, prior to the Expiration Date, or time will not permit all required documents to reach Computershare Investor Services Inc. (the ”Depositary”) by the Expiration Date. This Notice of Guaranteed Delivery may be hand delivered, couriered, mailed or transmitted by e-mail transmission to the Toronto office of the Depositary set forth below. See Section 5 “Procedure for Depositing Shares and Multiple Voting Shares” of the Offer. PLEASE DO NOT PASSWORD PROTECT THE DOCUMENTS WHEN SENDING VIA E-MAIL TRANSMISSION.

Capitalized terms used and not defined in this Notice of Guaranteed Delivery have the meanings ascribed to them in the Offer that accompanies this Notice of Guaranteed Delivery.

Offices of the Depositary, Computershare Investor Services Inc., for this Offer:

By Mail Computershare Investor Services Inc. P.O. Box 7021 31 Adelaide Street East Toronto, ON M5C 3H2 Attention: Corporate Actions	By Hand, Registered Mail or by Courier: Computershare Investor Services Inc. 100 University Avenue, 8th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions

COMPUTERSHARE INVESTOR SERVICES INC.

Telephone: 1 (514) 982-7555

Toll Free: 1 (800) 564-6253

Email: depositoryparticipant@computershare.com

TO:                                 BRP Inc. (“BRP” or the “Company”)

AND TO:                        Computershare Investor Services Inc. (the “Depositary”)

Delivery of this Notice of Guaranteed Delivery to any address, or e-mail transmission of this Notice of Guaranteed Delivery to an e-mail address, other than as set forth above does not constitute a valid delivery.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution (as defined in the Offer), such signature must appear on the applicable space on the Letter of Transmittal.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used and not defined in this Notice of Guaranteed Delivery have the meanings ascribed to them in the Offer and the accompanying issuer bid circular dated June 18, 2021 that accompanies this Notice of Guaranteed Delivery

The undersigned hereby tenders to BRP the Shares and Multiple Voting Shares indicated below pursuant to the guaranteed delivery procedure as set forth in Section 5 of the Offer, receipt of which is hereby acknowledged, in the manner indicated below upon the terms and subject to the conditions set forth in the Offer, including the provisions relating to proration described therein.

The undersigned understands that the tender information specified in this Notice of Guaranteed Delivery will, in all circumstances, take precedence over any inconsistent tender information that is specified in the related Letter of Transmittal that is subsequently deposited.

NAME(S) OF REGISTERED OWNER(S) (Please Fill in Exactly as Name(s) Appear(s) on Share Certificate(s) or DRS Statement(s))

CONTACT INFORMATION OF REGISTERED OWNER(S)
Signature(s) of Registered Owner(s) Email Address Date	Address(es) Postal Code or Zip Code Daytime Telephone Number

Certificate Number(s) – If Available	Number of shares or Represented by Certificate(s) or held by DRS	Name of Shareholder (please print)
Subordinate Voting Shares:

Multiple Voting Shares:

DO NOT SEND SHARE CERTIFICATES WITH THIS FORM

The Eligible Institution which completes this Notice of Guaranteed Delivery must communicate the guarantee to the Depositary and must deliver (i) the Letter of Transmittal and certificates for Shares or Multiple Voting Shares to the Depositary, or (ii) in the case of a book-entry transfer, a Book-Entry Confirmation through the CDSX system (in the case of Shares or Multiple Voting Shares held in CDS) or an Agent’s Message (in the case of Shares or Multiple Voting Shares held in DTC), to the Depositary within the time period shown herein. Failure to do so could result in a financial loss to such institution.

The undersigned understands and acknowledges that payment for Shares deposited and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificate(s) or DRS statement(s) for such Shares, a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) or, in the case of a book-entry transfer, a Book-Entry Confirmation through the CDSX system (in the case of shares held in CDS) or an Agent’s Message (in the case of shares held in DTC), relating to such Shares, with the signatures guaranteed if required, and all other documents required by the Letter of Transmittal before 5:00 p.m. (Montreal time) on or before the second trading day on the TSX after the Expiration Date. The undersigned also understands and acknowledges that under no circumstances will interest accrue or be paid by the Company or the Depositary to persons depositing Shares regardless of any delay in making payment for any Shares or otherwise, including any delay in making payment to any person using the guaranteed delivery procedures, and that payment for Shares deposited pursuant to the guaranteed delivery procedures will be the same as that for Shares delivered to the Depositary on or prior to the Expiration Date, even if the Shares to be delivered pursuant to the guaranteed delivery procedures set forth in Section 5 “Procedure for Depositing Shares” of the Offer are not so delivered to the Depositary at such date and, therefore, payment by the Depositary on account of such Shares is not made until after the date the payment for the deposited Shares accepted for payment pursuant to the Offer is to be made by the Company.

The undersigned recognizes that all authority conferred or agreed to be conferred in this Notice of Guaranteed Delivery shall survive its death or incapacity and any obligations of the undersigned under this Notice of Guaranteed Delivery shall be binding upon its heirs, personal representatives, successors and assigns. Except as stated in the Offer, this tender is irrevocable.

GUARANTEE

(Not to be used for signature guarantees)

The undersigned, a Canadian Schedule 1 chartered bank, a member firm of a recognized stock exchange in Canada or a U.S. financial institution (including most U.S. banks, savings and loan associations and brokerage houses) which is a participant in the Securities Transfer Agents Medallion Program (STAMP), the New York Stock Exchange Medallion Signature Program (MSP) or the Stock Exchanges Medallion Program (SEMP) guarantees to deliver to the Depositary at its address set forth above the certificate(s) or DRS statement(s) representing the Shares deposited hereby, in proper form for transfer, with delivery of a properly completed and duly executed Letter of Transmittal (or manually signed photocopy thereof) or, in the case of a book-entry transfer, a Book-Entry Confirmation through the CDSX system (in the case of Shares or Multiple Voting Shares held in CDS) or an Agent’s Message (in the case of Shares or Multiple Voting Shares held in DTC), and any other required documents, on or before 5:00 p.m. (Montreal time) on the second trading day on the Toronto Stock Exchange after the Expiration Date.

The guarantor institution that completes this form must communicate the guarantee to the Depositary and must deliver the tendered Shares or Multiple Voting Shares to the Depositary within the time period stated herein. Failure to do so could result in financial loss to such guarantor institution.

Name of Firm	Authorized Signature
Address of Firm	Name
(Please type or print)
Title
Dated , 2021
Postal Code or Zip Code
Area Code and Tel. No.

The undersigned understands that it should indicate whether the Shares or Multiple Voting Shares are deposited pursuant to an Auction Tender, a Purchase Price Tender or a Proportionate Tender by completing Box A captioned “Type of Tender”. If you do not make a valid Auction Tender, Purchase Price Tender or Proportionate Tender, you will be deemed to have made a Purchase Price Tender.

BOX A
TYPE OF TENDER
CHECK ONLY ONE BOX; IF MORE THAN ONE BOX IS CHECKED, OR IF NO BOX IS CHECKED, THE TENDER WILL BE DEEMED TO BE A PURCHASE PRICE TENDER SHARES ARE BEING TENDERED HEREBY PURSUANT TO:
❑ An Auction Tender	❑ A Purchase Price Tender	❑ A Proportionate Tender
(Complete Box C)

BOX B
ODD LOTS*
To be completed ONLY if Shares are being tendered by or on behalf of persons owning fewer than 100 Shares as of the close of business on the Expiration Date.
The undersigned either (check one):

❑ is the owner of fewer than 100 Shares as of the close of business on the Expiration Date, all of which are tendered; or

❑ is a broker, dealer, commercial bank, trust company or other nominee that (i) is tendering, for the beneficial owners thereof, Shares with respect to which it is the record owner, and (ii) believes, based upon representations made to it by each such beneficial owner, that such beneficial owner owns an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date and is tendering all such Shares.

*Odd Lot Holders may not tender their Shares or Multiple Voting Shares pursuant to a Proportionate Tender.

BOX C

AUCTION TENDERS

Price (in C$) per Share:

In addition to checking “Auction Tender” in Box A above, this box MUST be completed if Shares are tendered pursuant to an Auction Tender.

Check Only ONE Box. If more than one box is checked, or if no box is checked, all Shares or Multiple Voting Shares identified above will be deemed to have been tendered pursuant to the Purchase Price Tender. Shareholders (other than Odd Lot Holders) may make multiple Auction Tenders but not in respect of the same Shares or Multiple Voting Shares. If a Shareholder wishes to tender different Shares or Multiple Voting Shares at different prices, a separate tender instruction by way of Letter of Transmittal must be submitted for EACH such tender.

❑	$94.00	❑	$94.25	❑	$94.50	❑	$94.75	❑	$ 95.00	❑	$95.25	❑	$95.50	❑	$95.75

❑	$96.00	❑	$96.25	❑	$96.50	❑	$96.75	❑	$ 97.00	❑	$97.25	❑	$97.50	❑	$97.75

❑	$98.00	❑	$98.25	❑	$98.50	❑	$98.75	❑	$ 99.00	❑	$99.25	❑	$99.50	❑	$99.75

❑	$100.00	❑	$100.25	❑	$100.50	❑	$100.75	❑	$ 101.00	❑	$101.25	❑	$101.50	❑	$101.75

❑	$102.00	❑	$102.25	❑	$102.50	❑	$102.75	❑	$ 103.00	❑	$103.25	❑	$103.50	❑	$103.75

❑	$104.00	❑	$104.25	❑	$104.50	❑	$104.75	❑	$ 105.00	❑	$105.25	❑	$105.50	❑	$105.75

❑	$106.00	❑	$106.25	❑	$106.50	❑	$106.75	❑	$ 107.00	❑	$107.25	❑	$107.50	❑	$107.75

❑	$108.00	❑	$108.25	❑	$108.50	❑	$108.75	❑	$ 109.00	❑	$109.25	❑	$109.50	❑	$109.75

❑	$110.00	❑	$110.25	❑	$110.50	❑	$110.75	❑	$ 111.00	❑	$111.25	❑	$111.50	❑	$111.75

❑	$112.00	❑	$112.25	❑	$112.50	❑	$112.75	❑	$ 113.00

BOX D

CURRENCY ELECTION

All cash payments will be made in Canadian dollars, unless Shareholders elect to use the Depositary’s currency exchange services to convert their payment into, and have such payment made, in U.S. dollars by checking the box below. If you do not check the box below, your payment will be issued in Canadian dollars.

❑ Check here if you wish to have your cash entitlement paid in U.S. dollars (US$)

Notice: By checking the box above, you acknowledge and agree that (a) the exchange rate for one Canadian dollar expressed in U.S. dollars will be the rate available from Computershare Trust Company of Canada, in its capacity as foreign exchange service provider, on the date on which the funds are converted, which rate will be based on the prevailing market rate on such date, and (b) the risk of any fluctuations in such rate, including risks relating to the particular date and time at which funds are converted, will be solely borne by the Shareholder. Computershare Trust Company of Canada will act as principal in such currency conversion transactions. If you wish to receive your payment in U.S. dollars, your certificate(s) and this validly-completed and duly-signed Letter of Transmittal must be delivered to the Depositary.

Dated:	Telephone (Business Hours): ( )	Signature:

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The Issuer has filed the following as Exhibits to this Schedule:

Exhibit Number	Description

99.1	Annual Information Form of the Issuer for the year ended January 31, 2021 (incorporated by reference to the Issuer’s Form 40-F for the year ended January 31, 2021 filed with the Securities and Exchange Commission on March 25, 2021) (File No. 001-38648)

99.2	Audited consolidated financial statements as at January 31, 2021 and 2020 for the years ended January 31, 2021 and 2020 (incorporated by reference to the Issuer’s Form 40-F for the year ended January 31, 2021 filed with the Securities and Exchange Commission on March 25, 2021) (File No. 001-38648)

99.3	Management’s discussion and analysis for the year ended January 31, 2021 (incorporated by reference to the Issuer’s Form 40-F for the year ended January 31, 2021 filed with the Securities and Exchange Commission on March 25, 2021) (File No. 001-38648)

99.4	Unaudited consolidated interim financial statements for the three month periods ended April 30, 2021 and 2020 (incorporated by reference to the Issuer’s Form 6-K filed with the Securities Exchange Commission on June 3, 2021) (File No. 001-38648)

99.5	Management’s discussion and analysis for the three months ended April 30, 2021 (incorporated by reference to the Issuer’s Form 6-K filed with the Securities Exchange Commission on June 3, 2021) (File No. 001-38648)

99.6	Notice of Annual Meeting Of Shareholders dated April 27, 2021 (incorporated by reference to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on April 27, 2021) (File No. 001-38648)

99.7	Management proxy circular dated April 27, 2021 relating to the Issuer’s annual meeting of shareholders held on June 3, 2021 (incorporated by reference to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on April 27, 2021) (File No. 001-38648)

99.8	Press release dated June 15, 2021 (incorporated by reference to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on June 15, 2021) (File No. 001-38648)

99.9	Material change report dated June 18, 2021

99.10	Exemptive Relief Decision of the Autorité des marchés financiers dated June [●], 2021*

*To be filed by amendment.

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.    Undertaking

(a) The Issuer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b) The Issuer also undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the Issuer’s securities in connection with the cash tender offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

Item 2.    Consent to Service of Process

(a) Concurrently with the filing of this Schedule, the Issuer is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b) Any change to the name or address of the Issuer’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Issuer.

SIGNATURES

By signing this Schedule, the person filing the Schedule consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 13E-4F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRP INC.

Date: June 21, 2021	By:	/s/ Martin Langelier
Name: Martin Langelier
Title: Senior Vice-President, General Counsel & Public Affairs